Exhibit 99.1 Consolidated Auditor’s Report of Shinhan Life

SHINHAN LIFE INSURANCE CO., LTD.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2024 and 2023

(With Independent Auditors’ Report Thereon)

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

As of December 31, 2024 and 2023

Independent Auditors’ Report

(Based on a report originally issued in Korean)

To the Board of Directors and Shareholder

Shinhan Life Insurance Co., Ltd.

Opinion

We have audited the accompanying consolidated financial statements of Shinhan Life Insurance Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2024 and 2023, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (“KSAs”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.
•
Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.
•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting Corp.

March 4, 2025

Seoul, Korea

This report is effective as of March 4, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2024 and 2023

(In millions of Korean won)	Note		December 31, 2024	December 31, 2023

Assets
Cash and due from banks at amortized cost	5,8,9,11,24,51,53	~~W~~	1,695,328	1,838,006
Financial assets at fair value through profit or loss	5,8,9,12,24,51		11,233,117	11,127,310
Securities at fair value through other comprehensive income	5,8,9,13,24,51		38,023,907	35,674,980
Securities at amortized cost	5,8,9,14,24		3,937,616	4,348,023
Investments in associates	15		27,462	25,956
Loans and receivables at amortized cost	5,8,9,16,51		4,031,731	4,775,933
Reinsurance contract assets	6,26		107,668	62,815
Right-of-use assets	17,51		90,242	97,606
Property and equipment	18,51		108,775	90,359
Intangible assets	19,51		232,736	257,771
Derivative assets	5,8,9,22,51		117,522	122,465
Current tax assets	49,51		82,811	71,169
Deferred tax assets	49		1,680	88
Investment property	21,24		14,185	14,397
Net defined benefit assets	32		16,334	34,796
Other assets	23		122,154	99,671
Total assets		~~W~~	59,843,268	58,641,345

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

As of December 31, 2024 and 2023

(In millions of Korean won)	Note		December 31, 2024	December 31, 2023

Liabilities
Insurance contract liabilities	6,25	~~W~~	48,420,988	45,533,987
Reinsurance contract liabilities	6,26		98,058	93,120
Policyholders’ equity adjustments	28		(362)	(1,025)
Investment contract liabilities	5,8,9,27,51		1,332,468	1,831,826
Derivative liabilities	5,8,9,22,51		556,370	240,771
Borrowings	5,8,9,29,51		23,543	17,835
Debentures	5,8,9,30		299,487	299,331
Other financial liabilities	5,8,9,31,36,51		499,809	267,901
Lease liabilities	5,8,9,17,51		93,923	101,294
Net defined benefit liabilities	32		1,307	2,336
Provisions	33		75,720	79,572
Current tax liabilities	49,51		4,248	55
Deferred tax liabilities	49		1,268,786	1,645,360
Other liabilities	34		127,956	105,848
Total liabilities			52,802,301	50,218,211

Equity
Capital stocks	35		578,274	578,274
Hybrid bonds	35		299,452	299,452
Capital surplus	35		820,012	820,012
Capital adjustments	35		1,461	1,461
Accumulated other comprehensive income (loss)	35		(1,459,647)	124,738
Retained earnings	35		6,801,415	6,599,197
Total equity			7,040,967	8,423,134

Total liabilities and equity		~~W~~	59,843,268	58,641,345

See accompanying notes to the consolidated financial statements.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2024 and 2023

(In millions of Korean won, except per share data)	Note		2024	2023

Insurance revenue	25,37	~~W~~	2,857,315	2,641,027
Reinsurance revenue	26,38		52,963	40,360
Insurance service expenses	25,37,40,51		2,084,961	1,813,791
Reinsurance service expenses	26,38		57,843	71,631
Other operating expenses	40		114,718	141,809
Insurance service result			652,756	654,156

Insurance finance income and investment income:
Insurance finance income from insurance contracts issued	25,39		397,712	364,541
Insurance finance income from reinsurance contracts held	26,39		24,101	19,095
Interest income	9,42,51		1,546,978	1,564,494
Gains on financial assets at fair value through profit or loss	9,12		991,852	1,173,532
Gains on disposal of securities at fair value through other comprehensive income	9,13		79,735	54,256
Gains on disposal of securities at amortized cost	9,14		22,284	-
Gains on disposal of loans at amortized cost	9,12		103	48
Reversal of credit loss allowance	43,51		10,117	9,641
Gains on foreign currency transaction	44		714,920	177,491
Gains on derivatives	22,51		66,441	153,712
Dividend income	9,46		32,510	30,483
Fees and commission income	45,51		12,273	12,220
Other investment income	47,51		235,070	210,815
			4,134,096	3,770,328
Insurance finance expenses and investment expenses:
Insurance finance expenses from insurance contracts issued	25,39		2,103,212	2,500,731
Insurance finance expenses from reinsurance contracts held	26,39		24,045	19,959
Interest expenses	9,42,51		78,726	147,595
Losses on financial assets at fair value through profit or loss	9,12,51		630,361	352,776
Losses on disposal of securities measured at fair value through other comprehensive income	9,13		96,475	55,895
Losses on disposal of securities at amortized cost	9,14		565	-
Losses on disposal of loans at amortized cost	9		426	198
Provision for credit loss allowance	43,51		16,347	25,813
Losses on foreign currency transaction	44		12,497	47,851
Losses on derivatives	22,51		752,884	307,698
Investment administrative expenses	41,51		19,649	18,203
Other investment expenses	47,51		326,583	288,708
			4,061,770	3,765,427
Net finance result		~~W~~	72,326	4,901

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2024 and 2023

(In millions of Korean won, except per share data)	Note		2024	2023

Operating profit		~~W~~	725,082	659,057

Non-operating expenses	48		(2,747)	(19,202)
Equity in net income (loss) of associated companies	15		(893)	(302)
Profit before income taxes			721,442	639,553

Income tax expense	49		193,041	167,158
Profit for the year			528,401	472,395
Other comprehensive income (loss) for the year, net of income tax
Items that may be subsequently reclassified to profit or loss:
Gains (losses) on valuation of securities at fair value through other comprehensive income			729,929	2,087,606
Foreign currency translation adjustments for foreign operations			7,254	(738)
Gains (losses) on valuation of derivatives held for cash flow hedges			45,219	105,477
Net finance income (expenses) from insurance contracts issued			(2,353,449)	(2,162,910)
Net finance income (expenses) from reinsurance contracts held			(1,544)	(20,765)
			(1,572,591)	8,670
Items that will not be subsequently reclassified to profit or loss:
Gains (losses) on valuation of securities at fair value through other comprehensive income			848	3,896
Remeasurements of defined benefit liabilities			(12,683)	(9,305)
			(11,835)	(5,409)
Total other comprehensive income (loss), net of income tax	13,22,35		(1,584,426)	3,261

Total comprehensive income (loss) for the year		~~W~~	(1,056,025)	475,656

Profit attributable to:
Equity holders of Shinhan Life Insurance Co., Ltd.			528,401	472,395
		~~W~~	528,401	472,395
Total comprehensive income (loss) attributable to:
Equity holders of Shinhan Life Insurance Co., Ltd.			(1,056,025)	475,656
		~~W~~	(1,056,025)	475,656
Earnings per share:
Basic earnings per share and diluted earnings per share in won	52	~~W~~	4,475	3,991

See accompanying notes to the consolidated financial statements

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2024 and 2023

(In millions of Korean won)		Equity attributable to equity holders of Shinhan Life Insurance Co., Ltd. and subsidiaries
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Total

Balance at January 1, 2023	~~W~~	578,274	299,452	820,012	1,464	121,477	6,299,860	8,120,539
Total comprehensive income for the year:
Profit for the year		-	-	-	-	-	472,395	472,395
Other comprehensive income, net of income tax:
Gains on valuation of securities at fair value through other comprehensive income		-	-	-	-	2,091,502	-	2,091,502
Foreign currency translation adjustments for foreign operations		-	-	-	-	(738)	-	(738)
Gains on valuation of derivatives intended for cash flow hedges		-	-	-	-	105,477	-	105,477
Net finance expenses from insurance contracts issued		-	-	-	-	(2,162,910)	-	(2,162,910)
Net finance expenses from reinsurance contracts held		-	-	-	-	(20,765)	-	(20,765)
Remeasurement of defined benefit liabilities		-	-	-	-	(9,305)	-	(9,305)
Total other comprehensive income		-	-	-	-	3,261	-	3,261
Total comprehensive income(loss)						3,261	472,395	475,656

Other changes in equity
Dividends		-	-	-	-	-	(162,257)	(162,257)
Share-based payment		-	-	-	(3)	-	-	(3)
Interest expenses on hybrid bonds		-	-	-	-	-	(10,801)	(10,801)
Balance at December 31, 2023	~~W~~	578,274	299,452	820,012	1,461	124,738	6,599,197	8,423,134

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2024 and 2023

(In millions of Korean won)		Equity attributable to equity holders of Shinhan Life Insurance Co., Ltd. and subsidiaries
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Total

Balance at January 1, 2024	~~W~~	578,274	299,452	820,012	1,461	124,738	6,599,197	8,423,134
Total comprehensive income for the year:
Profit for the year		-	-	-	-	-	528,401	528,401
Other comprehensive income, net of income tax:
Gains on valuation of securities at fair value through other comprehensive income		-	-	-	-	730,777	-	730,777
Foreign currency translation adjustments for foreign operations		-	-	-	-	7,254	-	7,254
Gains on valuation of derivatives intended for cash flow hedges		-	-	-	-	45,219	-	45,219
Net finance expenses from insurance contracts issued		-	-	-	-	(2,353,449)	-	(2,353,449)
Net finance expenses from reinsurance contracts held		-	-	-	-	(1,544)	-	(1,544)
Remeasurement of defined benefit plans		-	-	-	-	(12,683)	-	(12,683)
Total other comprehensive income		-	-	-	-	(1,584,426)	-	(1,584,426)
						(1,584,426)	528,401	(1,056,025)

Other changes in equity
Dividends		-	-	-	-	-	(165,338)	(165,338)
Interim dividend		-	-	-	-	-	(150,004)	(150,004)
Interest expenses on hybrid bonds		-	-	-	-	-	(10,800)	(10,800)
Reclassification adjustments from OCI to Retained Earnings		-	-	-	-	41	(41)	-
Balance at December 31, 2024	~~W~~	578,274	299,452	820,012	1,461	(1,459,647)	6,801,415	7,040,967

See accompanying notes to the consolidated financial statements

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2024 and 2023

(In millions of Korean won)		2024	2023

Cash flows from operating activities
Profit for the year	~~W~~	528,401	472,395
Adjustment for profit or loss (Note 53)		(386,856)	(291,067)
Changes in assets and liabilities (Note 53)		(827,321)	(707,446)
Income tax refund (paid)		(11,807)	24,597
Interest received		1,049,194	1,048,077
Interest paid		(18,531)	(33,496)
Dividends received		37,647	40,321
Net cash inflow from operating activities		370,727	553,381

Cash flows from investing activities
Disposal of financial assets at fair value through profit or loss		1,812,962	507,025
Acquisition of financial assets at fair value through profit or loss		(1,629,576)	(561,784)
Disposal of securities at fair value through other comprehensive income		4,165,220	3,751,873
Acquisition of securities at fair value through other comprehensive income		(4,741,638)	(3,349,281)
Disposal of securities at amortized cost		407,544	-
Acquisition of securities at amortized cost		(5,460)	-
Acquisition of investments in associates		(2,400)	(25,200)
Cash inflows from hedging activities		4,326	15,436
Cash outflows from hedging activities		(114,772)	(70,720)
Disposal of property and equipment		162	838
Acquisition of property and equipment		(42,209)	(26,809)
Disposal of intangible assets		51	665
Acquisition of intangible assets		(54,963)	(40,908)
Decrease in receivables at amortized cost		8,887	23,996
Increase in receivables at amortized cost		(7,765)	(5,984)
Net cash inflow (outflow) from investing activities		(199,631)	219,147

Cash flows from financing activities
Increase in non-controlling interests		3,909	16,488
Repayment of debentures		-	(656,645)
Issuance of debentures		-	299,246
Decrease in borrowings		-	(34,100)
Increase in borrowings		-	24,100
Decrease in other financial liabilities		(502)	(1,501)
Increase in other financial liabilities		983	861
Decrease in lease liabilities		(36,043)	(37,920)
Dividends paid		(315,343)	(162,257)
Hybrid bond dividends paid		(10,800)	(10,801)
Net cash outflow from financing activities	~~W~~	(357,796)	(562,529)

Net increase (decrease) in cash and cash equivalents		(186,700)	209,999
Changes in cash and cash equivalents due to foreign currency translation		2,622	558

Cash and cash equivalents at the beginning of the period		1,014,077	803,520
Cash and cash equivalents at the end of the period	~~W~~	829,999	1,014,077

See accompanying notes to the consolidated financial statements.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2024 and 2023

1. Reporting entity

Shinhan Life Insurance Co., Ltd., the controlling company, and its subsidiaries included in the consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Life Insurance Co., Ltd., (the “Company” or the “Controlling Company”) was established in January, 1990, which is located at 358 Samil-daero, Jung-gu, Seoul and operates the life insurance business. The Group operates through 203 domestic branches, and Shinhan Financial Group owns 100% of the Group's stock. Meanwhile, the Group has merged with Orange Life Insurance Co., Ltd. on July 1, 2021 in accordance with the resolution of the general shareholder's meeting on December 23, 2020, and has changed its name to Shinhan Life Insurance Co., Ltd.

(b) Consolidated subsidiaries

Ownership of Shinhan Life Insurance Co., Ltd. and its major consolidated subsidiaries as of December 31, 2024 and 2023, are as follows:

		Closing Month	Industry	Ownership (%)
Subsidiaries	Location			December 31, 2024	December 31, 2023
Shinhan Financial Plus Co., Ltd	Korea	December	Service	100.00	100.00
Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	〃	Life Insurance	100.00	100.00
Shinhan LifeCare Co., Ltd.(*)	Korea	〃	Service	100.00	100.00

(*) Shinhan CubeOn Co., Ltd. has changed its name to Shinhan LifeCare Co., Ltd. during the year ended December 31, 2023.

(c) Consolidated structured entities

Consolidated structured entities as of December 31, 2024 and 2023, are as follows:

Structured entities	Location	Closing Month	Ownership (%)
			December 31, 2024	December 31, 2023
Mirae Asset Maps Global Infra Private Special Asset Trust 2	Korea	December	95.89	95.89
Mirae Asset Maps US Frontier Private Real Estate Investment Trust 5-2(*)	Korea	December	-	99.55
Shinhan AIM Credit Fund 3	Korea	December	99.90	99.90
Shinhan AIM Private fund of funds Trust 7-A	Korea	December	99.58	99.58
Shinhan AIM Private fund of funds Trust 6-B	Korea	December	99.80	99.80
Shinhan AIM Private fund of funds Trust 5	Korea	December	99.88	99.88
KB Global Private Real Estate Debt Fund 23	Korea	December	99.40	99.40
KB Global Private Real Estate Debt Fund 21	Korea	December	99.53	99.53
Shinhan KKR Global Program REC General Private Equity Investment Trust(*)	Korea	December	93.02	93.02
Shinhan KKR Global Program PEF General Private Equity Trust(*)	Korea	December	93.02	93.02
Shinhan KKR Global Program PDF Private Investment Trust(*)	Korea	December	93.02	93.02
Shinhan LCP X Private Investment Trust No.4(H)	Korea	December	99.75	99.75

(*) It has been excluded from consolidation due to liquidation during the year ended December 31, 2024.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

2. Basis of preparation

(a) Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“Korean IFRS” or “K-IFRS”), as prescribed in the Article 5(1)1 of Act on External Audit of Stock Companies.

(b) Date of authorization

The consolidated financial statements of the Group were authorized for issue by the Board of Directors on February 5, 2025, and the consolidated financial statements will be submitted for the final approval to the stockholder’s meeting on March 24, 2025.

(c) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

-
derivative financial instruments measured at fair value
-
financial instruments at fair value through profit or loss measured at fair value
-
securities at fair value through other comprehensive income measured at fair value
-
liabilities for cash-settled share-based payment arrangements measured at fair value
-
net defined benefit liability (asset) recognized at the net of the present value of defined benefit obligations less the fair value of plan assets
-
insurance and reinsurance contract assets and liabilities measured at the fulfilment cash flows

(d) Functional and presentation currency

The respective financial statements of the Group entities are prepared in the functional currency of the respective economic environment in which the Group entities operate. The consolidated financial statements of the Group are presented and reported in won, which is the controlling company’s functional currency and the presentation currency.

(e) Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. If the estimates and assumptions based on management's best judgment as of December 31, 2024 are different from the actual environment, these estimates and actual results may be different.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

i) Uncertainty in assumptions and estimates

Accounting estimates and assumptions that include significant risks that may incur significant adjustments to the carrying amounts of assets and liabilities accounted for as of the end of the reporting period are as follows and are disclosed in Notes 10.

-
Fair value of financial instruments
-
Provision for credit loss and allowance for unused credit commitments
-
Impairment of non-financial assets
-
Defined benefit obligations
-
Insurance contract liabilities and reinsurance contract assets(liabilities)

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

2. Basis of preparation (continued)

(e) Use of estimates and judgements (continued)

ii) Fair value measurement

The accounting policies and disclosures of the Group require fair value measurement for a number of financial and non-financial assets and liabilities, and thus, the Group establishes the fair value assessment policies and procedures. These policies and procedures involve the operation of the valuation department, which is responsible for the review of all significant fair value measurements, including fair values, which are classified as level 3 in the fair value hierarchy, and the results are reported to the chief financial officer.

The valuation department regularly reviews significant inputs and adjustments that are not observable. If the fair value measurement uses third-party information, such as broker's price or valuation agency, the valuation department determines whether an assessment based on information obtained from third parties can conclude that the fair value hierarchy includes classifications by level and meets the requirements of the related Standard.

When measuring the fair value of an asset or a liability, the Group uses as much market observable inputs as possible. Fair value is classified within the fair value hierarchy based on inputs used in valuation techniques as follows:

- Level 1: Unadjusted quoted prices in active markets accessible to the same assets or liabilities at the measurement date

- Level 2: Observable inputs, directly or indirectly, on assets or liabilities other than Level 1 quoted prices

- Level 3: Unobservable inputs to assets or liabilities

If several inputs used to measure the fair value of an asset or liability are classified at different levels within the fair value hierarchy, the Group classifies all fair value measurements at the same level as the lowest level inputs in the fair value hierarchy, and a change in the fair value hierarchy is recognized at the end of the reporting period.

Detailed information on the assumptions used in fair value measurements is included in Note 8.

(f) New and amended Korean IFRSs and new interpretations adopted by the Group

The Group has applied the following new and amended accounting standards and new interpretations issued that are effective for the accounting periods beginning on or after January 1, 2024.

i) Amendments to Korean IFRS 1001 ‘Presentation of Financial Statements’ – Classification of Liabilities as Current or Non-current (Amendment)

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by the likelihood or the management’s expectation about whether an entity will exercise its right to defer settlement of a liability. The amendments also introduce a definition of ‘settlement’ to make clear that settlement includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle the liability by the transfer of the Group’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.

ii) Amendments to Korean IFRS 1007 ‘Statement of Cash Flows and Korean IFRS 1107 ‘Financial Instruments: Disclosures’ – Supplier Finance Arrangements (Amendment)

The amendments require an entity to disclose information about the effects of its supplier finance arrangements on the entity’s liabilities and cash flows and the entity’s exposure to concentration of liquidity risk. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies

Except for the new and amended accounting standards and new interpretations issued that are effective for the accounting periods beginning on or after January 1, 2024, the same accounting policies were applied by the Group in its consolidated financial statements as of December 31, 2024 and 2023. The material accounting policies adopted by the Group to prepare the consolidated financial statements are set out below.

(a) Basis of consolidation

i) Subsidiaries

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealized intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iii) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the non-controlling interests balance is reduced to below zero.

iv) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

(b) Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying value is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated the Group's stake in preparing the consolidated financial statements. Unrealized losses are also being derecognized unless the transaction provides evidence of an impairment of the transferred assets.

If an associate or a joint venture uses accounting policies different from those of the Group for transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the carrying value of that interest, including any long-term investments, is reduced to nil, the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(c) Revenue recognition criteria

The Group recognizes revenue by applying the below five-step model for revenue recognition.

① Identification of contract

② Identification of performance obligation

③ Calculation of transaction price

④ Allocation of transaction price to performance obligation

⑤ Recognition of revenue when performance obligation is fulfilled

i) Interest income and expenses

Interest income is recognized using the effective interest method as time passes.

ii) Dividend income

Dividend income is recognized when the right to receive dividends is established.

(d) Overseas operation

When the functional currency of a overseas operation is not the currency of a hyperinflationary economy, the assets and liabilities in the statement of financial position (including the comparative statement of financial position) are translated at the closing rate at the end of the reporting period, and the income and expenses in the statement of comprehensive income (including the comparative statement of comprehensive income) are translated at the exchange rates at the transaction dates, with resulting foreign exchange differences recognized in other comprehensive income.

(e) Cash and cash equivalents

The Group classifies cash balances, call deposits and highly liquid investment assets with original maturities of three months or less from the acquisition date that are easily converted into a fixed amount of cash and are subject to an insignificant risk of changes in their fair value as cash and cash equivalents.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(f) Non-derivative financial assets

Financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. However, once the financial assets are designated at FVTPL, it is irrevocable.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Group may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at FVOCI are classified as financial assets at FVTPL.

The Group subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Group recognizes dividends in profit or loss when the Group's right to receive payments of the dividend is established. Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(f) Non-derivative financial assets (continued)

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Group’s business model changes.

① Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income.

② Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Provision for credit loss allowance’ in the consolidated statement of comprehensive income, respectively.

③ Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain on financial assets at fair value through profit or loss’ in the consolidated statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(g) Non-derivative financial liabilities

The Group categorizes financial liabilities into financial liabilities at fair value through profit or loss and other financial liabilities based on the substance of the contractual terms and the definition of financial liabilities.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are initially measured at fair value, and changes therein are recognized in profit or loss.

ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities and other financial liabilities include borrowing, debentures, etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(h) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequently, the valuation gains or losses resulting from the fair value changes of derivatives are recognized as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities, or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction. In addition, this document describes the hedging instrument, hedged item, and the method of evaluating the effect of the hedging instrument offsetting changes in the fair value or cash flow of the hedged item due to the hedged risk at the initiation of the hedging relationship and in subsequent periods.

① Fair value hedge

When a derivative is designated as a fair value hedge, an effective part of the change in the fair value of the derivative that meets requirement of fair value risk hedge accounting is recognized in profit and loss, and changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The Group discontinues fair value hedge accounting if the Group does not designate the risk hedge relationship, or the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria.

② Cash flow hedge

When a derivative is designated as a cash flow hedge, an effective part of the change in the cash flow of the derivative that meets requirement of cash flow risk hedge accounting is recognized in profit and loss, and changes in the cash flow of a derivative hedging instrument designated as a cash flow hedge are recognized in profit or loss. The Group discontinues cash flow hedge accounting if the Group does not designate the risk hedge relationship, or the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Once hedge accounting is discontinued, any cumulative gain or loss existing in equity at that time and is recognized over the period the forecast transaction occurs as profit or loss. However, when a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in equity is immediately recognized in the profit or loss.

③ Hedge of net investment

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’

ii) Other derivative instruments

All derivatives, except those designated as hedging instruments and that are effective in hedging, are measured at fair value and the gain or loss on valuation resulting from changes in fair value is recognized in profit or loss.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(i) Expected credit losses on financial assets

The Group recognizes provision for credit loss allowance on the following assets:

- Financial assets measured at amortized cost

- Debt instruments measured at fair value through other comprehensive income

The Group measures provision for credit loss allowance at the amount equal to the expected credit loss for the entire period, except for the following financial assets that are measured as 12-month expected credit losses.

- Debt securities whose credit is determined to be low risk at the end of the reporting period

- Other debt securities that have not significantly increased their credit risk (i.e. the risk of defaulting the financial asset over its expected life) since the initial recognition

When determining whether the credit risk of a financial asset has increased significantly since the initial recognition and when estimating expected credit losses, the Group considers information that is available, reasonable, and supportable without excessive cost or effort. This includes qualitative and quantitative information and analysis based on the Group's experience and known credit ratings, including forward-looking information.

The Group assumes that the credit risk of financial assets will increase significantly if the overdue days exceed 30 days.

The Group considers that a default on a financial asset has occurred if:

- the debtor is not likely to fulfill his credit obligations to the Group unless the Group engages in an appeal.

- the delinquent days of financial assets exceed 90 days

The longest period to consider when measuring expected credit loss is the longest contract period in which the Group is exposed to credit risk.

i) Measurement of expected credit loss

Expected credit loss is a probability weighted estimate of credit loss. Credit loss is measured as the present value of all cash deficits (i.e. the difference between all contractual cash flows to be received under a contract and all contractual cash flows that is expected to be received).

Expected credit loss is discounted at the effective interest rate of the financial asset.

ii) Financial assets with credits impaired

At the end of each reporting period, the Group assesses whether the assets of financial assets measured at amortized cost and other comprehensive income and fair value of debt securities measured at fair value are impaired. If one or more events that adversely affect the estimated future cash flows of a financial asset have occurred, the financial asset is impaired.

iii) Presentation of provision for credit loss allowance in the statement of financial position

Provision for credit loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the asset. For debt instruments measured at fair value through other comprehensive income, the provision for credit loss allowance is recognized in other comprehensive income instead of reducing the carrying amount of the asset.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(j) Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

At the end of each reporting period, the Group reviews whether there are any indications that any impairment losses recognized in prior periods for assets other than goodwill are no longer present or have been reduced, and only reverses the estimates used to determine recoverable amount since the date of recognition of the immediate impairment loss. The carrying amount increased by the reversal of impairment losses shall not exceed the carrying amount before recognition of the impairment loss, less any amortization or accumulated depreciation recognized prior to the impairment.

(k) Leases

i) Accounting treatment as the lessee

The Group leases various tangible assets, such as real estate and vehicles, and the terms of the leases are negotiated individually and include a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, except that the lease assets cannot be provided as collaterals for borrowings.

At the commencement date of the lease, the Group recognizes a right-of-use asset and a lease liability. The payment of each lease is allocated to the repayment of the liability and finance costs. The Group recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as finance costs. Right-of-use assets are depreciated using a straight-line method from the inception of the lease over the lease term of the right-of-use assets.

If the implicit interest rate in the lease can be readily determined, the lease payments shall be discounted using that rate, and if that rate cannot be readily determined, the lessee shall use the lessee’s incremental borrowing rate.

Right-of-use assets are measured at the following items:

- The initial measurement of the lease liability.

- Lease payments made at or before the lease commencement date (net of any lease incentives received).

- Initial direct costs incurred by the lessee.

- An estimate of costs to dismantle and remove the underlying asset, or to restore the underlying asset site, or to restore the underlying asset itself, as incurred by the lessee, as required by the lease terms.

Lease payments associated with short-term leases or leases of low-value assets are recognized as an expense on a straight-line basis over the lease term. Short-term leases are leases with a lease term of 12 months or less, and low-value asset leases are leases with a carrying amount of the underlying asset of ~~W~~ 6 million or less.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(k) Leases (continued)

i) Accounting treatment as the lessee(continued)

Additional considerations for the Group’s accounting as a lessee include:

Extension options and termination options are generally included in multiple real estate lease contracts. When estimating the lease term, the Group considers all relevant facts and circumstances that create an economic incentive to exercise the option to extend the lease, or not to exercise the option to terminate the lease. Period covered by an extension option (or period covered by termination option) is included in lease term only if the lessee is reasonably certain to exercise (or not to exercise) the option. If the lessee and the lessor have the right to terminate without the consent of the other parties, the termination period shall be determined in consideration of the economic disadvantages incurred in terminating the contract. When significant events occur or there are significant changes in circumstances that have affected the lessee's control and the lease term before, the parties reassess whether they are quite certain to exercise the option of extension (or not).

ii) Accounting treatment as the lessor

The Group leases various types of assets such as vehicles and machinery under operating and finance lease contracts, with lease terms individually negotiated and comprising various contract terms. Methods employed by the Group to manage risks associated with all rights retained in the underlying assets include repurchase agreements and residual value guarantees.

① Finance Lease

For finance leases, the Group recognizes a finance lease receivable equal to the net investment in the lease. Any difference between the carrying amount of the leased asset at the commencement date and its fair value is recognized as a gain or loss on lease asset disposal in the current period. Furthermore, interest income is recognized using the effective interest rate method on the Group's net investment in finance leases receivable outstanding. Direct costs incurred in connection with finance leases are included in the initial recognition of finance lease receivables and are amortized over the lease term, reducing revenue recognized over the lease term.

② Operating Lease

For operating leases, lease income is recognized on a straight-line basis over the lease term. Direct costs incurred in the negotiation and contract stages of operating leases are recognized in addition to the carrying amount of the underlying asset. Additionally, depreciation of operating lease assets is accounted for similarly to depreciation of other similar assets owned by the Group.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(l) Property, plant, and equipment

Land is not depreciated. Other property and equipment are depreciated on a straight-line method which is the most appropriately reflect the expected consumption pattern of the future economic benefits inherent in the asset over the estimated useful lives, for the acquisition cost after subtracting the residual value. The estimated useful lives for the current and comparative periods are as follows:

The estimated useful life for the years ended December 31, 2024 and 2023 are as follows:

Classification	Expected useful life
Building	50 years
Structure	20 years
Rental property	5 years or rental period
Vehicle	5 years
Tools	5 years

(m) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets, except goodwill, is carried out on a straight-line basis over their estimated useful lives from the date they are available for use, with a residual value of zero. However, for certain intangible assets, where the period over which they are expected to be available for use is not reasonably determinable, the useful life of the intangible assets is considered indefinite, and therefore, not subject to amortization.

Classification	Expected useful life
Development cost	5 years
Software	5 years
License	10 years

(n) Investment properties

Investment property is measured initially at its cost including transaction costs incurred in acquiring the asset. After recognition as an asset, investment property is carried at cost less accumulated depreciation and accumulated impairment losses.

Land held for investment is not depreciated. Investment property, except for land, is depreciated using straight-line method over their useful lives of 50 years.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(o) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Group’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits

① Defined benefit plans

As of December 31, 2024, defined benefit liabilities related to the defined benefit plan are recognized by deducting the fair value of external reserve from the present value of the defined benefit plan debt.

The defined benefit liability is calculated by an independent actuary every year. If the net amount calculated by deducting the fair value of the plan assets from the present value of the defined benefit obligation is an asset, the asset is recognized up to the limit of the present value of the economic benefits available in such a way as to receive a refund from the plan or to reduce future contributions to the plan.

(p) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(q) Insurance contract

i) Definition and classification of insurance contracts

The Group classifies the insurance contract issued as an insurance contract when assuming significant insurance risk from the policyholder, regardless of its legal form. It is classified as an insurance contract if, based on present value, there is a potential loss exposure and if, under any commercially plausible scenario, significant additional payments (determined on a present value basis) would be required to the policyholder. The assessment of assuming significant insurance risk is performed for each contract at the time of issuance. For reinsurance contracts, they are classified as insurance contracts when transferring significant insurance risk to the reinsurer. Additionally, contracts with discretionary participation features are also classified as insurance contracts.

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)

1
Unit of account

The Group identifies portfolios of insurance contracts by integrating insurance contracts that are subjected to similar risks and managed together based on coverage, currency, and interest rate types. The Group divides a portfolio of insurance contracts issued into the following groups of insurance contracts based on similarity of profitability. However, for contracts issued to which the Group applies the premium allocation approach, the Group shall assume no contracts in the portfolio are onerous (or net gain for reinsurance) at initial recognition, unless facts and circumstances indicate otherwise.

A group of insurance contracts issued:

- a group of contracts that are onerous at initial recognition

- a group of contracts that at initial recognition have no significant possibility of becoming onerous subsequently

- a group of the remaining contracts

A group of reinsurance contract held:

- a group of contracts with net profit at initial recognition

- a group of contracts that at initial recognition have no significant possibility of net gain subsequently

- a group of the remaining contracts

The Group does not include contracts issued more than one year apart in the same group, and it does not reassess the composition of the group subsequently.

② Recognition of group of insurance contracts

The Group recognizes the group of insurance contracts it issues from the earliest of the following .

- The beginning of the coverage period of the group of contracts;

- The date when the first payment from a policyholder in the group becomes due (If there is no contractual payment due date, the time the first premium is received is considered that date); and

- For a group of onerous contracts, when the group becomes onerous.

The Group recognizes a group of reinsurance contracts held at the beginning of the coverage period of the group of insurance contracts held. However, in the case of non-proportional reinsurance where the ceding group of contracts is a onerous portfolio and the reinsurance contract is entered into either at the commencement of the coverage period of that onerous ceding group of insurance contracts or earlier, the Group recognizes the group of reinsurance contracts on the earlier of the commencement of the coverage period for the group of reinsurance contracts and the recognition date of the onerous ceding group of insurance contracts. In addition, in the case of proportional reinsurance, the Group recognizes the group of reinsurance contracts held at the time of initial recognition of the group of underlying insurance contracts, if the initial recognition time of the group of underlying insurance contracts is later than the beginning of the coverage period of the group of reinsurance contracts held.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(q) Insurance contract (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

③ Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model

On initial recognition, the Group measures a group of insurance contracts issued as the sum of the fulfillment cash flows comprising estimates of future cash flows, an adjustment to reflect the time value of money and the financial risks related to the future cash flows , and risk adjustments to non-financial risk and the contractual service margin, and subsequently, as the sum of the liability or asset of for remaining coverage comprising the fulfillment cash flows and the contractual service margin and liability or asset for incurred claims comprising the fulfillment cash flows. The liability for remaining coverage includes the obligation to investigate and pay reasonable insurance benefits according to the current insurance contract for insurance events that have not yet occurred, the obligation to pay amounts related to insurance contract services that have not yet been provided, the obligation to pay amounts related to insurance contract services that have not yet been provided, and represents the obligation to pay investment components and other amounts that have not been transferred to incurred liability. The liability for incurred claims comprises the obligation to investigate insurance events that have already occurred and pay reasonable insurance premiums and other incurred insurance costs, the obligation to pay amounts related to insurance contract services already provided, and obligation to pay investment elements and other amounts not related to insurance contract services and not included in the liability for remaining coverage.

- The estimate of future cash flows

The Group estimates future cash flows using a probability-weighted average based on all relevant, reliable, and neutral information available without undue cost or effort regarding the timing, scope, and uncertainty of future cash flows. Estimates for market variables are consistent with observable market prices and reflect the perspective of the entity, while estimates for non-market variables incorporate all reasonable and reliable internal and external evidence available without undue cost or effort, while ensuring consistency with observable market variables. The Group segregates the future cash flows of reinsurance contracts from those of the underlying insurance contracts and measures them separately, using assumptions consistent with the underlying direct insurance contracts issued but including the effects risk of failure of the debtor.

- Future cash flows within the contract boundary

The Group includes all future cash flows within the boundary of the group of insurance contracts issued when measuring the group. Cash flows within the contract boundary refer to cash flows up to the reporting period in which there exists a substantive right or obligation to compel the policyholder to pay premiums (or compel the reinsurer to pay reinsurance premiums for group of reinsurance contracts) or to provide substantive services under the insurance contract (or receive substantive services from the reinsurer for group of reinsurance contracts). Cash flows within the contract boundary include premiums from policyholders, claims and benefits payable to policyholders (including payments linked to underlying items), insurance claim handling expenses, options and guarantees embedded in cash flows, insurance acquisition cash flows directly attributable to the contract or its portfolio, fixed/variable indirect expenses directly attributable to fulfilling the insurance contract, costs related to investment activities and the provision of investment return services/investment-related services, insurance policy loans, etc; and excludes investment income or future insurance-related cash flows, product development expenses, and training expenses not directly attributable to the insurance contract portfolio

The substantive obligation to provide insurance contract services (or the substantive right to receive insurance contract services for group of reinsurance contracts) terminates when there is actual ability to reassess the risk of specific policyholders or portfolios (or risks transferred to reinsurers for group of reinsurance contracts) and, as a result, to fully reflect such risks in pricing or settlement. Risks related to periods after the reassessment date are not considered when reevaluating the portfolio's pricing. The Group reassesses the boundary of the contract at the end of each reporting period to reflect changes in circumstances affecting substantive rights and obligations.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(q) Insurance contract (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities) (continued)

③ Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model (continued)

- Discretionary cash flows

The Group identifies and distinguishes the effects of discretionary cash flow variations, which pertain to amounts or timing of cash flows subject to discretion, and the effects of changes in assumptions related to financial risks on the recognition, separately. Any impact of changes in discretion on recognition is adjusted in contractual service margin. The Group considers any adjustment rate applied to the benchmark rate as discretionary when applying the crediting rate to payments to policyholders.

- Insurance acquisition cash flows

The Group allocates insurance acquisition cash flows directly attributable to the group of insurance contracts in a reasonable and systematic manner based on future group of insurance contracts that will be recognized as a result of renewals within the portfolio and the insurance contracts included in that portfolio. After allocation, insurance acquisition cash flows recognized as an asset is evaluated for recoverability at the end of each reporting period if there is evidence or indication of impairment, and any impairment losses are recognized in the income statement and adjust the carrying amount of an asset for insurance acquisition cash flows. The asset for insurance acquisition cash flows is removed when the related group of insurance contracts is initially recognized and included in the measurement of the fulfillment cash flows for that group of insurance contracts.

- Discount rate

The Group measures the time value of money using a discount rate that reflects the cash flow and liquidity characteristics of insurance contracts while being consistent with current observable market prices and then adjusts future cash flow estimates. To do this, the Group calculates a risk-free interest rate term structure using the Smith-Wilson interpolation method, incorporating yields on government bonds with maturities observed in the market up to the longest term available, along with initial convergence periods and long-term lead rates. Liquidity premiums are then added to determine deterministic scenarios. The liquidity premium is derived by multiplying an adjustment ratio to the difference between the risk spread of the representative insurance industry portfolio and the credit risk spread. Additionally, the Group generates 1,000 stochastic scenarios based on this deterministic scenario, reflecting convergence speed parameters and volatility parameters. Deterministic and stochastic scenarios for foreign currencies are calculated separately from scenarios for the currency of Korean Won, taking into account the characteristics of each currency.

- Risk adjustment for non-financial risk

The Group explicitly reflects between estimated future cash flows and discount rates, reflecting the compensation of the uncertainty surrounding the amounts and timing of cash flows arising from non-financial risks through adjustments for non-financial risk. These adjustments are made in accordance with insurance regulations and are allocated at the individual contract level through reasonable and systematic methods. For reinsurance contracts held, adjustments for non-financial risk are calculated to reflect the risk transferred from the holder of the reinsurance contract to the reinsurer, consistent with the assumptions applied in the underlying insurance contracts issued.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(q) Insurance contract (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities) (continued)

③ Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model (continued)

- Contractual service margin

At the time of initial recognition of a group of insurance contracts issued, the Group measures the contractual service margin, which is unrealized profit that will be recognized as insurance contract services are provided in the future, as the amount that does not recognize revenue or expenses from:

ⅰ) The amount of fulfillment future cash flows expected at initial recognition date for the group of insurance contracts.

ⅱ) All cash flows already incurred from contracts within the group of insurance contracts at the initial recognition date.

ⅲ) The acquisition cash flows allocated to the group of insurance contracts at the initial recognition date.

ⅳ) Other assets or liabilities recognized previously for cash flows associated with the group of insurance contracts at the initial recognition date.

In the case of a reinsurance contracts held, the net cost or net gain on purchasing a group of the reinsurance contracts held is recognized as contractual service margin. However, if the net cost of purchasing reinsurance coverage is related to costs incurred prior to purchasing a group of reinsurance contracts held, it is recognized in profit or loss.

- The changes in fulfilment cashflows and contractual service margins

The Group re-estimates the future cash flows as of the end of each reporting period at current estimates. Changes in fulfilment cash flows related to the future service are adjusted in the contractual service margin, while change in fulfilment cash flows related the current and past service are recognized in profit or loss. The Group also adjusts the contractual service margins for experience adjustments related to future service-related premiums and related insurance acquisition cash flows, as well as for differences between expected and actual investment components. However, changes in the time value of money and financial risk, changes in estimated cash flows for liabilities for incurred claim, and other experience adjustments related to current and past services are not adjusted in the contractual service margins.

The Group calculates the carrying amounts of the contractual service margins at the end of the reporting period by adjusting the following amounts to the carrying amounts at the start of the reporting period.

ⅰ) the effect of any new contracts added to the group;

ⅱ) interest accreted on the carrying amount of the contractual service margins during the reporting period, measured at the discount rate determined at initial recognition;

ⅲ) the changes in fulfillment cash flows relating to future services except to the amounts of change in the fulfillment cash flows are allocated to the loss component or loss recovery component;

ⅳ) the effects of any currency exchange differences on the contractual service margin; and

ⅴ) the amounts recognized as insurance revenue because of the transfer of insurance contract services in the period.

- Loss components and loss recovery components

The Group considers an insurance contract as onerous contract at the date of initial recognition if the fulfilment cash flows allocated to the contract, any previously recognized insurance acquisition cash flows and cash flows and any cash flows arising from the contract at that date of initial recognition in total are a net outflow. Additionally, the Group considers a group of insurance contracts becomes onerous on subsequent measurement if unfavorable changes relating to future services in fulfillment cash flows allocated to the group of insurance contracts exceed the carrying amount of the contractual service margins.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(q) Insurance contract (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities) (continued)

③ Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model (continued)

The Group recognize a loss in profit or loss for the net outflow for the group of onerous contracts, resulting in the carrying amounts of the liability for the group being equal to the fulfillment cash flows and contractual service margin of the group being zero. Any portion at the initial recognition date in the group of onerous contracts that is expected to result in a net outflow or exceeds the carrying amount of the contractual service margin subsequently is considered a loss component of that portfolio and recognized as a loss in the current period. After recognizing the loss component, the Group systematically allocates changes relating to future services in fulfillment cash flows on subsequent measurement between the loss component and the others based on established criteria. However, favorable changes relating to future services in fulfillment cash flows on subsequent measurement are allocated only to the loss component until it is fully exhausted and recognized in the current period. Any excess beyond the loss component’s exhaustion is then recognized as contractual service margin again.

In the case of a group of reinsurance contracts held, when a loss component is recognized in the group of the underlying insurance contracts, the Group calculates the loss recovery component of the group of the reinsurance contracts held by multiplying the expected recovery ratio for claims under the group of the underlying insurance contracts by the loss component attributed to those claims. This loss recovery component is then used to adjust assets for the remaining coverage of the reinsurance group and to adjust the contractual service margin (or directly adjust the liabilities for remaining coverage if the premium allocation approach is applied) for recognition of the current period’s profit or loss. The loss recovery component is adjusted to reflect fluctuations in the loss component of the group of the underlying insurance contracts within the range that does not exceed the loss component’s carrying amount for the group of the underlying insurance contracts.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(q) Insurance contract (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

④ Measurement of insurance liabilities (assets) under the variable fee approach

The Group applies the variable fee approach to measure insurance liabilities (assets) for insurance contracts with direct participation features that meet the following conditions at inception: The Group provides investment-related services at the commencement of the insurance contract, and the insurance contract has direct participation features. The Group does not reassess the following conditions unless there is a contract modification. The variable fee approach is not applied to reinsurance contracts held.

i) The contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items

ii) The Group expects to pay to policyholder an amount equal to a substantial share of the fair value returns on the underlying items

iii) The Group expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items.

In the variable fee approach, it is clear that the obligation to pay an amount equal to the fair value of the underlying items, deducted by the variable fee, constitutes the liability to the policyholder. The variable fee represents the amount deducted from the fair value of the underlying items, which is the portion not subject to fluctuations based on the performance of the underlying items. Fluctuations in the obligation to pay an amount equal to the fair value of the underlying items are not adjusted in the contractual service margin. However, adjustments are made in the contractual service margin for the portion of the fair value of the underlying items attributable to the Group and the fluctuation in the cash flows not subject to variations based on the performance of the underlying items.

The Group measures the fulfillment cash flows under variable fee approach at the initial recognition date and at the end of the reporting period using the same general model. The carrying amounts of the contractual service margin at the end of the reporting period under variable fee approach is adjusted the following amounts to the carrying amounts at the start of the reporting period.

i) the effect of any new contracts added to the group;

ii) the change in the amounts of the entity’s share of the fair value of underlying items excluding recognition and reversal of loss components;

iii) the changes in fulfillment cash flows relating future services excluding recognition and reversal of loss components;

iv) the effects of any currency exchange differences on the contractual service margins; and

v) the amounts recognized as insurance revenue because of the transfer of insurance contract services in the period.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(q) Insurance contract (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

⑤ Insurance liabilities (assets) and reinsurance assets (liabilities) measured under the premium allocation approach.

At the inception of a group of insurance contracts issued, if there is a reasonable expectation that the measurement of liabilities for remaining coverage under premium allocation approach does not differ materially from the one under the general model, and if the coverage period for all contracts within the group of insurance contracts issued is one year or less, the insurance liabilities (assets) are measured using the premium allocation approach, which is a simplified method compared to the general model.

The Group measures the residual insurance liabilities (assets) at the initial recognition by deducting from the cash received as premiums (or reinsurance premiums paid in the case of reinsurance contracts), the amount of insurance acquisition cash flows not immediately recognized as expenses (including amounts removed from assets). Subsequently, it determines the carrying amount by adding or subtracting the following amounts from the initial amount.

ⅰ) Premiums received during the reporting period. (Reinsurance premium paid for reinsurance contracts held)

ⅰⅰ) Insurance acquisition cash flows not recognized as expenses and amortization of those insurance acquisition cash flows

ⅲ) Adjustments related to significant financing component.

ⅳ) Amount recognized in profit or loss for the reporting period due to providing insurance contract services.

v) Investment component paid (received for reinsurance contracts held) or transferred to the liability for incurred claims.

The Group does not adjust the carrying amount of the Liabilities for remaining coverage at the initial recognition date if the coverage period of each contract within the group of insurance contracts does not exceed one year, in order to reflect the time value of money and the financial risk effect. Additionally, acquisition cash flows are recognized as expenses when they occur. However, if circumstances indicate that the group of insurance contracts incurs losses, the Group performs impairment tests. If the cash flows for the fulfillment exceed the carrying amount of the liabilities for remaining coverage, the difference is recognized as a loss in the current period and increases the liabilities for remaining coverage by the corresponding amount.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(q) Insurance contract (continued)

ⅲ) Recognition of insurance revenue and insurance service expenses

① Recognition of insurance revenue in general model and variable fee approach

Insurance revenue is measured as the amount expected to be received in exchange for providing insurance contract services for issued group of insurance contracts. It consists of the sum of changes in the residual insurance liabilities and amounts related to insurance acquisition cash flows.

ⅰ) Insurance service costs incurred during the period, measured at the amount estimated at the inception date (excluding transaction-related taxes collected on behalf of third parties, amounts allocated to loss components, insurance acquisition costs, amounts repayable to policyholders regardless of the occurrence of insurance events, and insurance contract loan execution amounts).

ⅱ) Changes in the risk adjustment for non-financial risk (excluding amounts allocated to loss components and changes related to future services).

ⅲ) Contractual service margin recognized in the current period as profit or loss, calculated based on the quantity of benefits payments and the expected duration of benefits for contracts within the group of insurance contracts, considering the frequency and severity of occurrence of benefits for the entire coverage units allocated to the current period.

ⅳ) Other amounts such as experience adjustments on premiums collected for current or past services.

Insurance revenue related to insurance acquisition cash flows is calculated by systematically allocating the portion of premiums associated with these cash flows over time, reflecting the recovery of these cash flows. The same amount is recognized as insurance service costs.

② Recognition of insurance revenue under the premium allocation approach.

Under the premium allocation approach, insurance revenue is recognized by allocating the expected premium income (excluding investment components) for services provided over each period. However, if the pattern of release of risk expected during the coverage period significantly differs from the passage of time, the expected premium income is allocated according to the pattern expected for the incurring of insurance service expenses.

③ Recognition of insurance service expenses

The insurance service expenses incurred as a result of issuing the group of insurance contracts issued consist of the following.

ⅰ) Increase in the liabilities for incurred claims and changes in the fulfilment cash flows related to premiums and expenses (excluding repayment of investment elements).

ⅱ) Amortization of insurance acquisition cash flows (the same amount is recognized as insurance revenue and insurance service expenses).

ⅲ) Loss component recognized in the group of onerous contracts at initial recognition and the changes of loss component relating the future services.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(q) Insurance contract (continued)

ⅲ) Recognition of insurance revenue and insurance service expenses (continued)

④ The recognition of reinsurance revenue and reinsurance service expenses for groups of reinsurance contracts held.

The revenue and expenses arising from group of reinsurance contract held is recognized by adopting the method of recognizing insurance service expenses and insurance revenue of underlying insurance contract, with adjustments made to reflect the characteristics of reinsurance contracts (revenue being the amount recovered from reinsurers and expenses being the allocated portion of premiums paid to reinsurers).

ⅳ) Modification and derecognition

The Group derecognizes the original contract and recognizes the modified contract as a new contract when the insurance contract terms are changed and specific criteria are met. If the contract modification does not meet such criteria, the effect of the contract modification is treated as changes in estimated of fulfilment cash flows. There were no instances during the current and prior periods where the original contract was derecognized and the modified contract was recognized as a new contract. When an insurance contract is extinguished (when the obligation specified in the insurance contract expires or is discharged or cancelled), the Group derecognizes the insurance contract, adjusts the estimated cash flows and contractual service margin related to the removed contract within the group of insurance contracts, and reflects the derecognized contract in the number of coverage units of the group of insurance contracts issued.

ⅴ) Change in accounting treatment of accounting estimates measured in the interim financial statements

The Group has adopted an accounting policy of not changing the accounting treatment of accounting estimates measured in interim financial statements when preparing subsequent interim financial statements and annual financial statements.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(q) Insurance contract (continued)

ⅵ) Presentation

The Group separately presents the carrying amounts of insurance contract portfolio, which is an asset, the carrying amounts of the insurance contract portfolio, which is a liability, the carrying amounts of the reinsurance contract portfolio held, which is an asset, and the carrying amounts of the reinsurance contract portfolio held, which is a liability, respectively, in the consolidated statement of financial position. Furthermore, it distinguishes between insurance revenue and reinsurance service expenses, as well as insurance service expenses and reinsurance revenue, without offsetting them against each other in the consolidated statement of comprehensive income.

The Group separately presents insurance profit and loss, which consists of insurance operating revenue and insurance operating expenses, and investment profit and loss, which consists of investment operating revenue and investment operating expenses. This allows information users to identify the sources of profit and loss. The Group has chosen an accounting policy to classify changes in the risk adjustment for non-financial risk into insurance service results (insurance profit and loss) and insurance financial components (investment profit and loss).

The Group includes the time value of money and the effects of financial risks, as well as their fluctuations, in insurance finance income (expenses). The Group has chosen an accounting policy to differentiate between insurance finance income (expenses) for the year as either recognized in the current income or in other comprehensive income. For groups of insurance contracts for which changes in assumptions that relate to financial risk have a substantial effect on the amounts paid to the policyholders, the finance income (expenses) is determined using an allocation that is based on the amounts credited in the period and expected to be credited in future periods. For other insurance groups, the effective interest rate determined at initial recognition is used to calculate insurance finance income (expenses) recognized in the current period. In cases where the variable fee approach is applied to insurance groups holding underlying items, the amount recognized as insurance finance income (expenses) in the current period is determined to eliminate accounting mismatches with the underlying items and recognized in the current income.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(r) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented as part of equity.

(s) Income tax

Shinhan Financial Group, the parent company of the Group, reported and paid corporate taxes by considering the entire domestic subsidiary company, including the Group, as a single tax unit, and the consolidated tax burden amount was counted as the current corporate tax liability. The deferred tax liabilities and assets are recognized as temporary differences between the carrying amount of assets and liabilities and the tax value, and items directly attributable to the Group among the future tax burden to be paid for tax losses and tax credits that can be carried forward and deducted.

The carrying value of deferred tax assets is reviewed at the end of each reporting period. The carrying value of deferred tax assets is reduced when it is no longer likely that sufficient taxable income will be generated to use benefits from deferred tax assets.

(t) The adoption of the Financial Supervisory Service’s guidelines for the application of K-IFRS 1117

The Financial Supervisory Service issued the actuarial assumption guidelines for the application of K-IFRS 1117. The Group has incorporated these guidelines into the financial statements, particularly regarding actuarial assumptions for zero/low-surrender-value insurance contracts, recognition criteria for contractual service margin, and actuarial assumptions for medical insurance. In addition, the Group has incorporated these guidelines into the current financial statements, particularly regarding actuarial assumptions for zero/low-surrender-value insurance contracts and whole life insurance with short premium payment term.

(u) Operating segments

The Group divides segments based on internal reporting data which is regularly reviewed by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segments and evaluate their performance. The segment information reported to the Chief Operating Decision Maker includes items directly attributable to the segment and items that can be reasonably allocated.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

3. Material accounting policies (continued)

(v) New standards and amendments not yet adopted by the Group

At the date of authorization of these financial statements, the Group has not applied the following new and revised K-IFRS Standards that have been issued but are not yet effective:

i) K-IFRS 1021 ‘The Effects of Changes in Foreign Exchange Rates’ amended – Lack of exchangeability

The amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If exchange with other currencies is not possible, the spot exchange rate must be estimated on the measurement date using observable exchange rates without adjustment or employing alternative estimation techniques. These amendments shall be applied prospectively for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. The Group anticipates that the application of the amendments will not have a significant impact on the consolidated financial statements in the future periods. There will be no material impact on the consolidated financial statements from these amendments.

ii) K-IFRS 1109 ‘Financial Instruments and K-IFRS 1107 Financial Instruments: Disclosures’ – Classification and measurement requirements of financial instruments

The amendments clarify the conditions related to the discharge of a financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. There will be no material impact on the consolidated financial statements from these amendments.

3) K-IFRS Annual Improvements

K-IFRS annual improvements are applied for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. There will be no material impact on the consolidated financial statements from these amendments.

- K-IFRS 1101 First-time adoption of Korean International Financial Reporting Standards – Hedging accounting by a first-time adopter

- K-IFRS 1107 Financial Instruments: Disclosures – Gain or loss on derecognition

- K-IFRS 1109 Financial Instruments – Derecognition of lease liabilities and transaction price

- K-IFRS 1110 Consolidated Financial Statements – Determination of ‘de facto agent’

- K-IFRS 1007 Statement of Cash Flows: Cost method

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

4. Summary of financial information

For the year ended December 31, 2024, the Group recognized (i) operating profit of ~~W~~725,082 million, consisting of ~~W~~652,756 million of insurance service result and ~~W~~72,326 million of net finance result; (ii) ~~W~~3,640 million of non-operating expense and equity in net loss of associated companies, in total; and (iii) ~~W~~528,401 million of profit for the year.

The operating profit increased by ~~W~~66,025 million, insurance service result decreased by ~~W~~1,400 million, net finance result increased by ~~W~~67,425 million, and profit for the year increased by ~~W~~56,006 million as compared to the year ended December 31, 2023.

Insurance service result for the year ended December 31, 2024 includes ~~W~~732,882 million of contractual service margin recognized in profit or loss for services provided; and ~~W~~ 20,800 million and ~~W~~236 million of experience adjustments on claims and operating expenses, respectively.

The insurance service result decreased by ~~W~~1,400 million as compared to the year ended December 31, 2023 mainly due to decreases in experience adjustments on claims and operating expenses, partially offset by an increase in contractual service margin recognized in profit or loss for services provided.

Net finance result for the year ended December 31, 2024 includes ~~W~~1,468,252 million of net interest income, ~~W~~1,705,444 million of net insurance finance expenses, and ~~W~~309,518 million of net investment income on securities and others.

The net finance result has increased by ~~W~~67,426 million as compared to the year ended December 31, 2023 mainly due to an increase in net interest income and a decrease in net insurance finance expenses, partially offset by a decrease in investment income on securities and others.

Total assets are ~~W~~59,843,268 million as of December 31, 2024, including ~~W~~11,233,117 million of financial assets at fair value through profit and loss, ~~W~~38,023,907 million of securities at fair value through other comprehensive income, ~~W~~3,937,616 million of securities at amortized cost, ~~W~~2,809,454 million of loans, ~~W~~1,695,328 million of cash and due from banks, and ~~W~~2,143,846 million of derivative assets and others.

Total assets increased by ~~W~~1,201,923 million as compared to the year ended December 31, 2023, mainly due to an increase of securities at fair value through other comprehensive income caused by fall in interest rates and a decrease in loans.

Total liabilities are ~~W~~52,802,301 million as of December 31, 2024, including ~~W~~48,420,988 million of insurance contract liabilities (for which the estimates of present value of future cash flows and contractual service margin are ~~W~~39,847,294 million and ~~W~~7,226,793 million, respectively); and ~~W~~4,381,313 million of reinsurance contract liabilities, investment contract liabilities and others in total.

Total liabilities increased by ~~W~~2,584,090 million as compared to the year ended December 31, 2023, mainly due to an increase in the estimates of present value of future cash flows caused by changes in discount rate assumptions, the fall in interest rates, and other regulatory effects.

Total equity is ~~W~~7,040,967 million as of December 31, 2024, including ~~W~~578,274 million of capital stock, ~~W~~820,012 million of capital surplus, ~~W~~6,801,415 million of retained earnings, and ~~W~~1,459,647 million of accumulated other comprehensive loss.

Total equity decreased by ~~W~~1,382,167 million as compared to the year ended December 31, 2023, mainly due to a decrease in accumulated other comprehensive income caused by changes in discount rate assumptions, the fall in interest rates, and other regulatory effects.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

5. Financial risk management

(a) Risk management overview

The Group operates a risk management system in order to systematically identify and measure various risks that may arise throughout the Group's overall business and manage them efficiently at a group-wide level, thereby promoting the Group's sound and sustainable development.

The main risks being managed include credit risk, market risk, interest rate risk, operational risk and liquidity risk. These risks are identified, measured, controlled, and reported in accordance with the risk management guidelines.

i) Risk management principles

The Group’s risk management is guided by the following core principles:

-
Carry out all operating activities within a predetermined risk appetite, in consideration of the balance of risk and returns;
-
Operate a risk management-related decision-making system that enhances management involvement;
-
Organize and operate a risk management organization that is independent from the sales and asset management departments;
-
Operate a performance management system that explicitly takes into account risks when making business decisions.
-
Aim for preemptive and practical risk management functions;
-
Share a careful view to prepare for possible deterioration of the situation even in normal conditions;
-
Diversify risks to prevent concentration of risks in specific sectors; and
-
Follow formal procedures or methods, such as documentation.

ii) Risk management organization

The basic policies and strategies for risk management are established by the Risk Management Committee within the Board of Directors.

The Chief Risk-management Officer (“CRO”) assists the Risk Management Committee and establishes and implements detailed risk policies and strategies through the Risk Management Steering Committee, Investment Steering Committee, and an exclusive organization for risk management.

① Risk Management Committee

The Risk Management Committee, as the highest decision-making body for risk-related matters, is chaired by an outside director and operates regularly. The committee establishes policies for risk identification, measurement, monitoring, and control, ensuring a comprehensive system for proper evaluation and management.

② Risk Management Steering Committee

The Risk Management Steering Committee, a subcommittee under the Risk Management Committee, is established to comprehensively manage operational risks that may arise in business practices. It carries out detailed tasks delegated by the Risk Management Committee to efficiently implement its risk management directives and resolutions.

③ Investment Steering Committee

The Investment Steering Committee, a subcommittee under the Risk Management Committee, is established to enhance asset soundness and systematically manage credit risks through rational loan and investment decision-making. It is tasked with executing detailed directives delegated by the Risk Management Committee to efficiently implement its risk management directives and resolutions.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

5. Financial risk management (continued)

(a) Risk management overview (continued)

iii) Risk management procedures

The Group manages risks by identifying, measuring, and evaluating the various risks that the Group is exposed; controlling the risks by reflecting in management strategies and policies; and re-identifying risks through monitoring.

① Risk identification: identify risks by type that may occur in management activities, such as credit, market, interest rate, liquidity, etc.

② Risk measurement and evaluation: measure risk capital based on external (set by the Financial Service Commission) and internal standards and evaluate capital adequacy

③ Risk control: establish controls such as risk limits and appropriate investment limits and implement management framework

④ Risk monitoring: monitor any indicators of exceeding limits and risk factors regularly and report the results to management and committees.

(b) Credit risk

ⅰ) Definition and management objective

Credit risk is the risk of potential economic loss or the risk of a counterparty failing to meet its contractual obligations within terms of deposits, loans, securities etc., in which funds are provided in the form of loans or bond purchases, or a legal agreement of an underlying asset at a predetermined price to be exchanged at a specific future date, due to bankruptcy of a debtor, decrease in credit ratings, counterparty default etc. The Group aims to maintain risks within the manageable level and to minimize the realization of the risk.

ii) Management principles

The Group manages credit risk based on the following core principles:

① Establish credit quality management indicators and limits for credit loans, etc. and comply with them;

② Manage credit risk by credit analysis on a regular basis;

③ Comply with the credit risk limits and investment limits; and

④ Manage assets by organizing appropriate investment portfolios and avoid concentrations in any investments.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

5. Financial risk management (continued)

(b) Credit risk (continued)

iii) Risk management

The Group manages various credit risks associated with loan receivables, non-trading securities, related non-operating assets, equity investments in associates and subsidiaries, deposits and due from banks, over-the-counter derivatives, and other financial instruments.

① Risk Measurement Method

Credit risk is measured by inputting risk components according to the Group’s internal credit risk capital calculation method, and the calculation formula is as follows:

EAD(Exposure At Default) × f(PD, LGD, R, M)

Where:

EAD is exposure at default

PD is probability of default

LGD is loss given default

R is correlation

M is effective maturity

f is a function to calculate capital requirements outlined in the Basel

② Risk limit management and risk mitigation policy

The Group sets limits on credit allowances for each industry, affiliate, and corporate to manage credit risk. The risk management department monitors the compliance with those limits on a daily basis, the result of which is regularly reported to the management, as well as the Risk Management Committee.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

5. Financial risk management (continued)

(b) Credit risk (continued)

iv) Recognition and measurement of expected credit losses

① How to determine whether credit risk increases significantly after initial recognition

The Group assesses at the end of each reporting period whether the credit risk of a financial instrument has significantly increased since its initial recognition, and when assessing the significant increase in credit risk, the Group uses changes in the risk of a default occurring over the expected life of financial instrument, instead of using the changes in expected credit losses.

(i) Significant increase in credit risk

The Group considers that the credit risk of a financial asset has increased significantly after the initial recognition, if the number of days overdue for a specific exposure exceeds 30 days. The Group calculates overdue days from the earliest date when the Group has not fully received the contractual payments to be received from the borrower and the grace period granted to the borrower is not considered.

The Group periodically reviews the criteria for determining whether credit risk has increased significantly from the following points of view:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, financial instruments shall not be to move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

② Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified but the financial asset was not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that were modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-months expected credit losses for that exposure again.

③ Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

5. Financial risk management (continued)

(b) Credit risk (continued)

iv) Recognition and measurement of expected credit losses (continued)

④ Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

⑤ Measurement of expected credit loss

The main variables used to measure expected credit loss are as follows:

- Probability of Default (PD)

- Loss Given Default (LGD)

- Exposure At Default (EAD)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contractual maturity of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying value of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

Risk factors of PD, LGD and EAD are collectively estimated.

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the experience.

⑥ Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

5. Financial risk management (continued)

(b) Credit risk (continued)

v) Maximum exposure to credit risk

Credit risk exposure the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment.

The maximum exposure to credit risk as of December 31, 2024 and 2023 are as follows:

			2024
		General (*1)	Investment-linked (*2)	Total
Due from banks and loans at amortized cost (*3)(*4):
Banks	~~W~~	1,099,220	291,575	1,390,795
Retail
- Residential mortgage		429,318	-	429,318
- Others		268,572	-	268,572
Government/Public institutions/Central bank		160,057	40,900	200,957
Corporations
- Conglomerate		45,188	121,954	167,142
- SMEs		168,292	-	168,292
- Special financing		1,879,706	-	1,879,706
		4,050,353	454,429	4,504,782
Due from banks at fair value through profit or loss:
Banks		35,450	-	35,450
Financial assets at fair value through profit or loss		6,240,924	3,768,210	10,009,134
Securities at fair value through other comprehensive income		37,862,492	-	37,862,492
Securities at amortized cost (*4)		3,937,616	-	3,937,616
Derivative assets		117,425	97	117,522
Receivables at amortized cost (*4)		1,107,282	114,995	1,222,277
Off-balance sheet accounts
Unused loan commitments		164,307	-	164,307
Capital commitments		1,374,078	-	1,374,078
		1,538,385	-	1,538,385
	~~W~~	54,889,927	4,337,731	59,227,658

(*1) This is the total amount of general accounts and principal-and-interest guaranteed retirement pension products.

(*2) This is the total amount of variable life insurance and investment-linked retirement pension products.

(*3) The due from banks at amortized cost includes cash equivalents.

(*4) The maximum exposure amount to due from banks and loans at amortized cost, securities at amortized cost, and receivables at amortized cost is the carrying amount, net of credit loss allowance, etc.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

5. Financial risk management (continued)

(b) Credit risk (continued)

v) Maximum exposure to credit risk (continued)

The maximum exposure to credit risk as of December 31, 2024 and 2023 are as follows: (continued)

			2023
		General (*1)	Investment-linked (*2)	Total
Due from banks and loans at amortized cost (*3)(*4):
Banks	~~W~~	1,252,129	273,756	1,525,885
Retail
- Residential mortgage		524,134	-	524,134
- Others		263,896	-	263,896
Government/Public institutions/Central bank		159,975	71,200	231,175
Corporations
- Conglomerate		38,111	148,582	186,693
- SMEs		233,657	-	233,657
- Special financing		2,495,467	-	2,495,467
		4,967,369	493,538	5,460,907
Due from banks at fair value through profit or loss:
Banks		30,743	-	30,743
Financial assets at fair value through profit or loss		5,748,837	3,861,683	9,610,520
Securities at fair value through other comprehensive income		35,564,618	-	35,564,618
Securities at amortized cost (*4)		4,348,023	-	4,348,023
Derivative assets		121,594	871	122,465
Receivables at amortized cost (*4)		1,023,978	129,054	1,153,032
Off-balance sheet accounts
Unused loan commitments		424,203	-	424,203
Capital commitments		1,385,077	-	1,385,077
		1,809,280	-	1,809,280
	~~W~~	53,614,442	4,485,146	58,099,588

(*1) This is the total amount of general accounts and principal-and-interest guaranteed retirement pension products.

(*2) This is the total amount of variable life insurance and investment-linked retirement pension products.

(*3) The due from banks at amortized cost includes cash equivalents.

(*4) The maximum exposure amount to due from banks and loans at amortized cost, securities at amortized cost, and receivables at amortized cost is the carrying amount, net of credit loss allowance, etc.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

5. Financial risk management (continued)

(b) Credit risk (continued)

vi) Impairment information by credit risk of financial instruments

Details of financial assets by credit quality grade as of December 31, 2024 and 2023 are as follows:

		2024
		12-month expected credit loss		Lifetime expected credit loss		Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1(*1)	Grade 2(*1)	Grade 2(*1)	Impaired
Due from banks and loans at amortized cost (*2):
Banks	~~W~~	1,392,401	470	-	-	1,392,871	(2,076)	1,390,795	-
Retail
- Residential mortgage		405,191	9,175	12,042	3,330	429,738	(420)	429,318	423,658
- Others		241,302	26,824	10,756	14,644	293,526	(24,954)	268,572	-
Government/Public institutions/Central bank		201,024	-	-	-	201,024	(67)	200,957	-
Corporations
- Conglomerate		147,072	17,944	3,591	-	168,607	(1,465)	167,142	-
- SMEs		158,427	9,927	-	-	168,354	(62)	168,292	9,857
- Special financing		1,629,475	-	259,483	-	1,888,958	(9,252)	1,879,706	245,318
		4,174,892	64,340	285,872	17,974	4,543,078	(38,296)	4,504,782	678,833

Securities at fair value through other comprehensive income (*3)		37,862,492	-	-	-	37,862,492	-	37,862,492	-
Securities at amortized cost		3,937,870	-	-	-	3,937,870	(254)	3,937,616	-
Receivables at amortized cost		1,216,272	222	2,498	41,349	1,260,341	(38,064)	1,222,277	1,167
Ending balance	~~W~~	47,191,526	64,562	288,370	59,323	47,603,781	(76,614)	47,527,167	680,000

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

5. Financial risk management (continued)

(b) Credit risk (continued)

vi) Impairment information by credit risk of financial instruments (continued)

Details of financial assets by credit quality grade as of December 31, 2024 and 2023 are as follows: (continued)

(*1) Each credit quality grade refers to as follows:

Type of Borrower	Grade 1	Grade 2
Retail	Internal credit rating of 5 or above	Internal credit rating of below 5
Governments/public institutions/central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Corporations/bank	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

(*2) The due from banks at amortized cost includes cash equivalents.

(*3) Provision for credit loss allowance for securities at fair value through other comprehensive income amounted to ~~W~~8,207 million.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

5. Financial risk management (continued)

(b) Credit risk (continued)

vi) Impairment information by credit risk of financial instruments (continued)

Details of financial assets by credit quality grade as of December 31, 2024 and 2023 are as follows: (continued)

		2023
		12-month expected credit loss		Lifetime expected credit loss		Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1(*1)	Grade 2(*1)	Grade 2(*1)	Impaired
Due from banks and loans at amortized cost (*2):
Banks	~~W~~	1,527,690	691	-	-	1,528,381	(2,496)	1,525,885	-
Retail
- Residential mortgage		494,884	12,449	13,729	3,414	524,476	(342)	524,134	516,433
- Others		232,913	30,050	10,868	10,835	284,666	(20,770)	263,896	-
Government/Public institutions/Central bank		231,250	-	-	-	231,250	(75)	231,175	-
Corporations
- Conglomerate		163,369	784	23,866	-	188,019	(1,326)	186,693	-
- SMEs		214,115	19,840	-	-	233,955	(298)	233,657	19,808
- Special financing		2,323,111	-	187,201	-	2,510,312	(14,845)	2,495,467	470,177
		5,187,332	63,814	235,664	14,249	5,501,059	(40,152)	5,460,907	1,006,418

Securities at fair value through other comprehensive income (*3)		35,564,618	-	-	-	35,564,618	-	35,564,618	-
Securities at amortized cost		4,348,231	-	-	-	4,348,231	(208)	4,348,023	-
Receivables at amortized cost		1,145,883	313	2,176	44,921	1,193,293	(40,261)	1,153,032	1,933
Ending balance	~~W~~	46,246,064	64,127	237,840	59,170	46,607,201	(80,621)	46,526,580	1,008,351

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

5. Financial risk management (continued)

(b) Credit risk (continued)

vi) Impairment information by credit risk of financial instruments (continued)

Details of financial assets by credit quality grade as of December 31, 2024 and 2023 are as follows: (continued)

(*1) Each credit quality grade refers to as follows:

Type of Borrower	Grade 1	Grade 2
Retail	Internal credit rating of 5 or above	Internal credit rating of below 5
Governments/public institutions/central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

(*2) The due from banks at amortized cost includes cash equivalents.

(*3) Provision for credit loss allowance for securities at fair value through other comprehensive income amounted to

~~W~~ 9,466 million.

Impairment information related to credit risk of off-balance sheet accounts

Impairment information related to credit risk of unused loan commitments and capital commitments as of December 31, 2024 and 2023 are as follows:

		2024		2023
		Credit risk exposure for 12-month expected credit loss	Lifetime expected credit loss	Credit risk exposure for 12-month expected credit loss	Lifetime expected credit loss
Grade 1	~~W~~	1,538,143	-	1,756,342	-
Grade 2		-	242	-	52,938
Total	~~W~~	1,538,143	242	1,756,342	52,938

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

5. Financial risk management (continued)

(b) Credit risk (continued)

vii) Concentration by industry sector

An analysis of concentration by industry sector for financial instruments held, net of allowance, as of December 31, 2024 and 2023 are as follows:

		2024
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction service	Hotel and food service	Others	Retail	Total
Due from banks and loans at amortized cost (*):
Banks	~~W~~	1,390,795	-	-	-	-	-	-	-	1,390,795
Retail
- Residential mortgage		-	-	-	-	-	-	-	429,318	429,318
- Others		-	-	-	-	-	-	-	268,572	268,572
Government/Public institutions/Central bank		159,941	-	-	-	-	-	41,016	-	200,957
Corporations
- Conglomerate		144,428	19,921	-	-	-	-	2,793	-	167,142
- SMEs		883	5,974	-	139,998	-	9,857	11,580	-	168,292
- Special financing		13,347	109,102	-	939,088	105,711	-	712,458	-	1,879,706
		1,709,394	134,997	-	1,079,086	105,711	9,857	767,847	697,890	4,504,782
Due from banks at fair value through profit or loss		35,450	-	-	-	-	-	-	-	35,450
Securities at fair value through profit or loss		845,686	74,144	-	77,233	7,916	-	9,004,155	-	10,009,134
Securities at fair value through other comprehensive income		6,972,763	1,030,373	203,160	1,135,078	442,795	12,160	28,066,163	-	37,862,492
Securities at amortized cost		165,728	-	-	118,643	9,996	-	3,643,249	-	3,937,616
Off-balance sheet accounts
Unused loan commitments		-	-	-	98,777	22,672	-	42,858	-	164,307
Capital commitments		-	-	-	-	-	-	1,374,078	-	1,374,078
	~~W~~	9,729,021	1,239,514	203,160	2,508,817	589,090	22,017	42,898,350	697,890	57,887,859

(*) Due from banks at amortized cost includes cash equivalents.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

5. Financial risk management (continued)

(b) Credit risk (continued)

vii) Concentration by industry sector (continued)

An analysis of concentration by industry sector for financial instruments held, net of allowance, as of December 31, 2024 and 2023 are as follows: (continued)

		2023
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction service	Hotel and food service	Others	Retail	Total
Due from banks and loans at amortized cost (*):
Banks	~~W~~	1,525,885	-	-	-	-	-	-	-	1,525,885
Retail
- Residential mortgage		-	-	-	-	-	-	-	524,134	524,134
- Others		-	-	-	-	-	-	-	263,896	263,896
Government/Public institutions/Central bank		159,939	-	-	-	-	-	71,236	-	231,175
Corporations
- Conglomerate		152,139	31,549	-	-	-	-	3,005	-	186,693
- SMEs		9,320	47,153	-	159,807	-	-	17,377	-	233,657
- Special financing		86,218	167,216	-	1,448,574	162,200	-	631,259	-	2,495,467
		1,933,501	245,918	-	1,608,381	162,200	-	722,877	788,030	5,460,907
Due from banks at fair value through profit or loss		30,743	-	-	-	-	-	-	-	30,743
Securities at fair value through profit or loss		880,278	52,405	-	29,924	17,841	-	8,630,072	-	9,610,520
Securities at fair value through other comprehensive income		6,890,407	1,035,818	230,715	1,046,629	1,239,793	10,882	25,110,374	-	35,564,618
Securities at amortized cost		160,062	-	-	119,663	62,971	-	4,005,327	-	4,348,023
Off-balance sheet accounts
Unused loan commitments		-	-	-	270,260	102,886	-	51,057	-	424,203
Capital commitments		-	-	-	3,516	-	-	1,381,561	-	1,385,077
	~~W~~	9,894,991	1,334,141	230,715	3,078,373	1,585,691	10,882	39,901,268	788,030	56,824,091

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

(*) Due from banks at amortized cost includes cash equivalents.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

5. Financial risk management (continued)

(b) Credit risk (continued)

viii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2024 and 2023 are as follows:

		2024
		Korea	USA	UK	Japan	Vietnam	Other	Total
Due from banks and loans at amortized cost (*)
Banks	~~W~~	1,069,278	71,222	-	103	105,753	144,439	1,390,795
Retail
- Residential mortgage		429,318	-	-	-	-	-	429,318
- Others		268,572	-	-	-	-	-	268,572
Government/Public institutions/Central bank		200,957	-	-	-	-	-	200,957
Corporations
- Conglomerate		152,416	10,137	149	762	-	3,678	167,142
- SMEs		168,292	-	-	-	-	-	168,292
- Special financing		1,879,706	-	-	-	-	-	1,879,706
		4,168,539	81,359	149	865	105,753	148,117	4,504,782
Due from banks at fair value through profit or loss		-	35,450	-	-	-	-	35,450
Securities at fair value through profit or loss		8,343,840	1,186,540	82,446	24,990	-	371,318	10,009,134
Securities at fair value through other comprehensive income		34,845,378	1,587,667	45,250	-	-	1,384,197	37,862,492
Securities at amortized cost		3,931,915	-	-	-	5,701	-	3,937,616
Off-balance sheet accounts
Unused loan commitments		164,307	-	-	-	-	-	164,307
Capital commitments		1,331,839	12,871	-	-	-	29,368	1,374,078
	~~W~~	52,785,818	2,903,887	127,845	25,855	111,454	1,933,000	57,887,859

(*) Due from banks at amortized cost includes cash and cash equivalents.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

5. Financial risk management (continued)

(b) Credit risk (continued)

viii) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2024 and 2023 are as follows: (continued)

		2023
		Korea	USA	UK	Japan	Vietnam	Other	Total
Due from banks and loans at amortized cost (*)
Banks	~~W~~	1,210,608	68,259	31	100	107,209	139,678	1,525,885
Retail
- Residential mortgage		524,134	-	-	-	-	-	524,134
- Others		263,896	-	-	-	-	-	263,896
Government/Public institutions/Central bank		231,175	-	-	-	-	-	231,175
Corporations
- Conglomerate		170,515	11,245	34	743	-	4,156	186,693
- SMEs		233,657	-	-	-	-	-	233,657
- Special financing		2,495,467	-	-	-	-	-	2,495,467
		5,129,452	79,504	65	843	107,209	143,834	5,460,907
Due from banks at fair value through profit or loss		-	30,743	-	-	-	-	30,743
Securities at fair value through profit or loss		8,103,889	1,108,322	65,206	23,352	-	309,751	9,610,520
Securities at fair value through other comprehensive income		32,737,419	1,449,998	39,827	-	-	1,337,374	35,564,618
Securities at amortized cost		4,348,023	-	-	-	-	-	4,348,023
Off-balance sheet accounts
Unused loan commitments		424,203	-	-	-	-	-	424,203
Capital commitments		1,244,962	112,710	-	-	-	27,405	1,385,077
	~~W~~	51,987,948	2,781,277	105,098	24,195	107,209	1,818,364	56,824,091

(*) Due from banks at amortized cost includes cash equivalents.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

5. Financial risk management (continued)

(c) Market risk

i) Definition and management objective

Market risk refers to the risk of changes in the market value of the Group’s asset portfolio due to changes in market prices, such as stock prices, interest rates and foreign exchange rates; and the variable insurance guarantee risk. The Group aims to maintain these market risks within a certain range and minimize the realization of risks.

ii) Management Principles

The Group’s risk management principles for market risk are as follows:

① Manage through periodic forecasts for financial market variables such as interest rates, stock prices, and exchange rates;

② Comply with market risk limits and investment limits;

③ Operate stop-loss limits to control risks within a certain range, and obtain a resolution on establishing or amending the stop-loss criterion from the Risk Management Steering Committee; and

④ Compose and manage a diversified portfolio and avoids concentrated investments.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

5. Financial risk management (continued)

(c) Market risk (continued)

iii) Risk management

The Group manages market risks, from a trading position, on securities, derivatives, assets and liabilities denominated in foreign currencies, and assets and liabilities of variable insurance.

① Market risk measurement technique

Market risk VaR (Value At Risk) is measured using the Delta-Normal method based on the volatility of price, interest rate, and exchange rate-related assets over the preceding one year, aiming to estimate the maximum potential loss that could occur within the target period at the specified confidence level. The variable insurance guarantee risk amount is measured using shock scenario methodology.

② Risk management and risk reduction policy

The Group regulates various limits, including the VaR limit, to manage market risk. Market risk limits are assigned based on VaR during the business planning process and are monitored daily to ensure compliance. The risk management department regularly monitors whether the trading department adheres to these limits and reports its findings to the management and the Risk Management Committee.

③ Foreign exchange risk management

Since the Group holds foreign currency assets, it is exposed to the risk of dollar and other foreign currency-related exchange rate volatilities.

The Group calculates the exposure by converting the foreign currency assets and contractual amounts held at the exchange rate at the end of the reporting period, and hedges foreign currency assets to avoid currency risks arising from foreign investment. Accordingly, through currency swaps or currency forward contracts when investing in foreign bonds, the Group offsets any gains or losses arising from foreign exchange rate fluctuations that may occur during future investment periods.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

5. Financial risk management (continued)

(c) Market risk (continued)

iv) Types of market risk

The details of the VaR for the trading positions held by the Group as of December 31, 2024 and 2023 are as follows:

		2024
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	1,378	2,204	683	683
Stock price risk		8,676	12,634	4,415	11,523
Foreign exchange risk		52,117	62,105	40,082	55,467
Option volatility risk		966	1,287	121	559
Total	~~W~~	63,137	78,230	45,301	68,232

(*) As of December 31, 2024, the market risk exposure for investment-linked assets held is ~~W~~ 4,956,743 million and the minimum guaranteed risk amount that may have an impact on the Group calculated using the internal shock scenario method is ~~W~~ 280,577 million.

		2023
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	3,052	7,594	1,796	1,796
Stock price risk		8,623	10,798	7,183	7,522
Foreign exchange risk		64,946	78,793	51,695	52,394
Option volatility risk		955	1,693	420	1,233
Total	~~W~~	77,576	98,878	61,094	62,945

(*) As of December 31, 2023, the market risk exposure for investment-linked assets held is ~~W~~ 5,346,730 million and the minimum guaranteed risk amount that may have an impact on the Group calculated using the internal shock scenario method is ~~W~~ 228,451 million.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

5. Financial risk management (continued)

(c) Market risk (continued)

v) Composition of foreign currency assets and liabilities by currency

Foreign currency denominated assets and liabilities as of December 31, 2024 and 2023 are as follows:

		2024
		USD		EUR		AUD		SEK		VND		Others (*1)		Total
		Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent
Assets:
Cash and due from banks at amortized cost	~~W~~	41	59,893	9	14,366	1	825	-	-	1,864,702	107,593	1	2,032	184,709
Due from banks at FVTPL		24	35,450	-	-	-	-	-	-	-	-	-	-	35,450
Securities at FVTPL		1,069	1,570,566	29	44,780	7	6,067	-	-	-	-	53	78,287	1,699,700
Securities at FVOCI		1,668	2,451,668	330	504,053	626	572,342	3,687	491,250	-	-	31	45,250	4,064,563
Securities at amortized cost		-	-	-	-	-	-	-	-	100,000	5,770	-	-	5,770
Receivables at amortized cost		139	203,945	5	7,754	10	8,912	68	9,117	148,692	8,580	-	615	238,923
	~~W~~	2,941	4,321,522	373	570,953	644	588,146	3,755	500,367	2,113,394	121,943	85	126,184	6,229,115
Liabilities:
Other financial liabilities	~~W~~	4	5,591	-	-	-	-	-	-	-	-	-	-	5,591
	~~W~~	4	5,591	-	-	-	-	-	-	-	-	-	-	5,591
On-balance, net exposure	~~W~~	2,937	4,315,931	373	570,953	644	588,146	3,755	500,367	2,113,394	121,943	85	126,184	6,223,524
Off-balance derivative net exposure (*2)		(2,756)	(4,051,843)	(413)	(631,128)	(708)	(646,718)	(4,480)	(596,833)	-	-	(59)	(87,109)	(6,013,631)

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

Net position	~~W~~	181	264,088	(40)	(60,175)	(64)	(58,572)	(725)	(96,466)	2,113,394	121,943	26	39,075	209,893

(In millions of USD, EUR, AUD, SEK, VND, and Won)

(*1) The foreign currency amount is denominated in USD.

(*2) Derivative contract amounts

5. Financial risk management (continued)

(c) Market risk (continued)

v) Composition of foreign currency assets and liabilities by currency (continued)

Foreign currency denominated assets and liabilities as of December 31, 2024 and 2023 are as follows: (continued)

(In millions of USD, EUR, AUD, SEK, VND, and Won)

		2023
		USD		EUR		AUD		SEK		VND		Others(*1)		Total
		Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent
Assets:
Cash and due from banks at amortized cost	~~W~~	46	58,342	7	10,282	1	724	-	-	2,057,395	109,453	1	1,806	180,607
Due from banks at FVTPL		24	30,743	-	-	-	-	-	-	-	-	-	-	30,743
Securities at FVTPL		1,127	1,452,939	28	39,265	14	12,019	-	-	-	-	25	32,751	1,536,974
Securities at FVOCI		1,574	2,029,269	379	540,509	570	502,035	3,849	496,481	-	-	31	39,827	3,608,121
Receivables at amortized cost		117	151,459	5	7,266	10	8,449	68	8,828	134,892	7,176	-	490	183,668
	~~W~~	2,888	3,722,752	419	597,322	595	523,227	3,917	505,309	2,192,287	116,629	57	74,874	5,540,113
Liabilities:
Other financial liabilities	~~W~~	1	2,301	-	-	-	-	-	-	-	-	-	-	2,301
	~~W~~	1	2,301	-	-	-	-	-	-	-	-	-	-	2,301

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

On-balance, net exposure	~~W~~	2,887	3,720,451	419	597,322	595	523,227	3,917	505,309	2,192,287	116,629	57	74,874	5,537,812
Off-balance derivative net exposure (*2)		(2,428)	(3,130,593)	(440)	(628,137)	(632)	(556,240)	(4,480)	(577,884)	-	-	(59)	(75,520)	(4,968,374)
Net position	~~W~~	459	589,858	(21)	(30,815)	(37)	(33,013)	(563)	(72,575)	2,192,287	116,629	(2)	(646)	569,438

(*1) The foreign currency amount is denominated in USD.

(*2) Derivative contract amounts

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

5. Financial risk management (continued)

(d) Interest rate risk

i) Definition and management objective

Interest rate risk refers to the risk of a decline in net asset value or a decrease in net interest income resulted from unfavorable changes in interest rates or maturity mismatch between assets and liabilities. The Group aims to manage changes in profits, resulting from changes in interest rates, within the acceptable levels and to maintain stable net asset value.

ii) Risk management principles

The Group’s risk management principles for interest rate risk are as follows:

① Manage through periodic forecasts for market variables related to interest rates;

② Comply with interest rate risk limits and investment limits; and

③ Measures and manages risks through duration gap analysis, net asset value simulations, and maximum loss estimates.

iii) Risk management

The Group manages interest rate risks in interest-bearing assets (non-trading assets invested for the purpose of receiving interests and derivatives held for hedging) and interest-bearing liabilities (insurance contract liabilities and borrowings).

① Risk measurement method

The risk is measured by (i) the fair value of net assets at the interest rate level at the reporting date measured using a number of stochastic interest rate scenarios generated based on economic scenarios, less (ii) the fair value of net assets based on a scenario at the 99.5% confidence level.

② Risk limit management and risk mitigation policy

The Group sets limits for interest rate risk management and the risk management department monitors the compliance with the limits on a monthly basis, the result of which is regularly reported to management, as well as the Risk Management Committee.

iv) Current status of risk

As of December 31, 2024, the interest risk for the non-trading position held by the Group is ~~W~~ 1,702,668 million, which increased by ~~W~~ 635,895 million as compared to December 31, 2023 primarily due to the change in the interest rate risk measurement method, the decline in market interest rates, the change in the interest rate shock coefficient, and the changes in actuarial and economic assumptions.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

5. Financial risk management (continued)

(e) Liquidity risk

i) Definition and management objective

Liquidity risk refers to the risk that arises from the inability to respond to situation such as maturity mismatch between assets and liabilities or unexpected fund outflows. The Group aims to (i) prevent insolvency due to lack of funds, (ii) minimize the risk of disposing assets held or borrowing funds abnormally or losing investment opportunities that resulted from a maturity mismatch between financing and operating, and (iii) maintain stable profitability.

ii) Management principles

The Group’s risk management principles of liquidity risk are as follows:

① Retain management strategies including liquidity risk management goals, management policies, and internal control systems;

② Establish a framework to calculate and manage an actual liquidity gap that reflects actual maturity of assets and liabilities, real cash flows based on changes in consumer behavior (such as overdue), off-balance sheet transactions, new transaction or financing amounts;

③ Manage risks by conducting a liquidity forecast analysis on a regular basis, and avoid concentration of financial and operational activities at a certain point of time;

④ Comply with liquidity risk limits; and

⑤ Establish risk management plans for a liquidity crisis.

The Group establishes a fund operation plan to defend against liquidity risk in the event of fund operation, taking into account the matching ratio with liquidity liabilities through the monthly analysis of the capital account balance. In addition, the Group prepares for a liquidity crisis by setting up a contingency plan and minimizing the losses caused by the mismatch in the financial dates of the asset liabilities by taking into account not only the expected funding needs per currency but also the unexpected funding needs.

iii) Risk management

The Group manages liquidity risks in all items that accompany cash inflows and outflows such as assets and liabilities on the balance sheet and off-balance sheet transactions.

① Risk measurement method

The risk of insufficient fund is measured based on the 3-month real liquidity gap.

② Risk limit management and risk mitigation policy

The Group sets and monitors various indicators for liquidity risk management and regularly reports them to the management and the Risk Management Committee. The Group prepares for a liquidity crisis by establishing an emergency financing plan to secure liquidity in case of an unexpected liquidity shortage.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

5. Financial risk management (continued)

(e) Liquidity risk (continued)

iv) Contractual maturities for financial instruments and off-balance sheet accounts

Contractual maturities for financial instruments and off-balance sheet accounts as of December 31, 2024 and 2023 are as follows:

			2024
		Due in 1 month or less	Due after 1 month through 3 months	Due after 3 months through 6 months	Due after 6 months through 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Non-derivative financial assets:
Cash and due from banks at amortized cost	~~W~~	546,713	134,018	2,369	10,412	247,431	965,514	1,906,457
Due from banks at fair value through profit or loss		-	-	-	-	-	35,450	35,450
Securities at fair value through profit or loss		797,516	29,553	52,179	232,553	2,673,033	7,412,833	11,197,667
Securities at fair value through other comprehensive income		101,019	188,783	301,887	518,381	5,815,942	31,097,895	38,023,907
Securities at amortized cost		6,041	43,499	5,435	47,290	1,286,246	3,809,549	5,198,060
Loans at amortized cost		57,514	183,341	143,029	390,108	924,467	1,802,924	3,501,383
Receivables at amortized cost		140,057	34,640	4,740	107,750	348,015	627,932	1,263,134
	~~W~~	1,648,860	613,834	509,639	1,306,494	11,295,134	45,752,097	61,126,058

Non-derivative financial liabilities:
Borrowings	~~W~~	-	-	-	-	-	23,543	23,543
Debentures		-	3,900	3,900	7,800	339,000	-	354,600
Other financial liabilities (*1)		185,368	55,451	8,941	225,460	24,630	19	499,869
Lease liabilities (*1)		3,483	6,699	9,956	18,823	53,449	4,981	97,391
Investment contract liabilities		106,106	201,023	286,458	404,864	334,017	-	1,332,468
	~~W~~	294,957	267,073	309,255	656,947	751,096	28,543	2,307,871

Derivatives:
Cash inflows (*2)	~~W~~	49,753	181,090	447,126	797,089	3,796,707	340,458	5,612,223
Cash outflows (*2)		(59,507)	(290,306)	(515,647)	(916,425)	(6,778,137)	(504,308)	(9,064,330)
	~~W~~	(9,754)	(109,216)	(68,521)	(119,336)	(2,981,430)	(163,850)	(3,452,107)

Off-balance sheet accounts:
Unused loan commitments	~~W~~	164,307	-	-	-	-	-	164,307
Capital commitments		1,374,078	-	-	-	-	-	1,374,078
	~~W~~	1,538,385	-	-	-	-	-	1,538,385

(*1) It is classified according to the maturity of the undiscounted contractual cash flows of lease liabilities and other financial liabilities.

(*2) Derivatives for hedging are contractual amounts, including principal and interest, while derivatives for trading are at the carrying amounts.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

5. Financial risk management (continued)

(e) Liquidity risk (continued)

iv) Contractual maturities for financial instruments and off-balance sheet accounts (continued)

Contractual maturities for financial instruments and off-balance sheet accounts as of December 31, 2024 and 2023 are as follows: (continued)

			2023
		Due in 1 month or less	Due after 1 month through 3 months	Due after 3 months through 6 months	Due after 6 months through 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Non-derivative financial assets:
Cash and due from banks at amortized cost	~~W~~	683,678	193,056	7,452	7,894	196,916	958,857	2,047,853
Due from banks at fair value through profit or loss		-	-	-	-	-	30,743	30,743
Securities at fair value through profit or loss		156,529	6,399	46,597	59,743	1,529,058	9,298,241	11,096,567
Securities at fair value through other comprehensive income		46,397	103,732	158,575	299,663	6,357,495	28,709,118	35,674,980
Securities at amortized cost		493	40,007	15,793	58,328	1,383,954	4,260,061	5,758,636
Loans at amortized cost		98,787	249,514	187,160	407,305	1,515,132	2,020,972	4,478,870
Receivables at amortized cost		136,178	36,683	6,734	147,360	260,500	608,714	1,196,169
	~~W~~	1,122,062	629,391	422,311	980,293	11,243,055	45,886,706	60,283,818

Non-derivative financial liabilities:
Borrowings	~~W~~	-	-	-	-	-	17,835	17,835
Debentures		-	3,900	3,900	7,800	354,600	-	370,200
Other financial liabilities(*1)		130,425	38,692	31,030	58,231	9,468	165	268,011
Lease liabilities(*1)		4,453	6,010	8,819	16,755	69,535	842	106,414
Investment contract liabilities		245,354	201,983	103,893	538,401	742,195	-	1,831,826
	~~W~~	380,232	250,585	147,642	621,187	1,175,798	18,842	2,594,286

Derivatives:
Cash inflows(*2)	~~W~~	80,516	165,210	448,263	632,159	3,750,152	26,738	5,103,038
Cash outflows(*2)		(80,719)	(251,229)	(634,303)	(655,299)	(5,329,297)	(27,952)	(6,978,799)
	~~W~~	(203)	(86,019)	(186,040)	(23,140)	(1,579,145)	(1,214)	(1,875,761)

Off-balance sheet accounts:
Unused loan commitments	~~W~~	424,203	-	-	-	-	-	424,203
Capital commitments		1,385,077	-	-	-	-	-	1,385,077
	~~W~~	1,809,280	-	-	-	-	-	1,809,280

(*1) It is classified according to the maturity of the undiscounted contractual cash flows of lease liabilities and other financial liabilities.

(*2) Derivatives for hedging are contractual amounts, including principal and interest, while derivatives for trading are at the carrying amounts.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

6. Insurance risk management

(a) Overview of insurance risk

Insurance risk is the likelihood that insured events occur and the uncertainty of the total amount and timing of claims for the insured events occurred. The main risk covered by insurance contracts is the risk that the actual claim or benefit payment will exceed the accumulated insurance liability. This risk can occur for the following reasons:

① Frequency risk: a possibility that the number of occurrences of the insured event is different from the expected number

② Severity risk: a possibility that the cost of an incident may be different from the expected cost level

By experience, when there are more similar insurance contracts or they are more diversified, the less likely it is that abnormal effects from some contracts will occur. The Group takes this into account when underwriting contracts and strives to form a sufficiently large and diversified group of contracts.

Insurance risk includes a lack of risk diversification and relates to geographical location and the nature of the policyholder as well as to the diversification of risk forms or sizes.

If the insurance contract covers death, a catastrophe affects the frequency the most and can affect the frequency of death earlier than expected due to a wide range of causes such as eating habits, smoking, and exercise habits, etc. In addition, if the coverage is survival, medical technology and social conditions can increase the survival rate. The frequency may also be affected by excessive concentration in residential areas of policyholders.

Insurance accidents in life insurance include not only the death of the policyholders (insured) but also survival, disability and hospitalization.

The Group basically classifies the Group's insurance products into individual insurance and group insurance according to the policyholder. Group insurance means a contract under which the insured belongs to a group of a certain size or larger and in which the policyholder is the representative of the group or organization. The group insurance can be divided into savings and protections. Protection insurance means insurance in which the sum of benefits paid for survival at the base age does not exceed the premium already paid; savings insurance is defined as insurance, except for protection insurance, in which the sum of benefits paid for survival exceeds the premium already paid. Individual insurance can be classified into death insurance in which the insured's death is insured, survival insurance in which the life is insured for a certain period of time, and endowment insurance in which life insurance and survival insurance are mixed.

Life insurance products can also be divided into guaranteed fixed rates, floating rates, interest accreted rate linked, and variable types by the applying term structures of interest types.

In the guaranteed fixed interest type, since the expected rate does not change from the time the policyholder enters into the contract to the end of the insurance period, the Group assumes the interest rate risk if the asset management return rate or market interest rate is lower than the expected rate. Floating interest rate type divides the net insurance premium into the guaranteed portion and the reserve portion; the guaranteed portion is applied with the predetermined expected rate, and the reserve portion changes based on the reserve rate for policy reserve according to asset management return rate, which makes partial hedge to interest rate risk, but the Group assumes some interest rate risk from the changes of asset management return rate, etc. since the minimum reserve rate for policy reserve is predetermined.

The Group uses acquisition strategies and reinsurance strategies to manage insurance risk of uncertainties of the total amount and timing of insurance claims paid due to insured events.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

6. Insurance risk management (continued)

(a) Overview of the insurance risk (continued)

① Underwriting strategy

The underwriting strategy refers to diversifying the types of risks underwritten or the levels of claims. For example, the company can balance mortality risks and survival risks. Additionally, selecting policyholders through regular health check-ups is also one of the key underwriting strategies.

② Reinsurance strategy

The risk of reinsurance contracts held to the Group is based on the accepted insurance contracts, which can be the total amount of risk or risk per contract on a per capita basis or per contract basis. In principle, the reinsurance method provides the risk premium excess reinsurance, but other methods may be used within the scope of the relevant laws as required. The degree of reinsurance held by the Group shall be determined by considering the Group's assets, contract conditions, risk level, and technology for selecting the contract.

Insurance risk can also be affected by the policyholder's right to terminate the contract or exercise annuity conversion rights to reduce or not pay the full premium. As a result, insurance risks may be affected by the policyholder's actions and decisions. The Group's insurance risk can be estimated on the assumption that the policyholder is reasonable. For example, a person who is worse than a person in good health would have less intention of terminating insurance that covers death. These factors are also reflected in the assumptions about the Group's insurance liabilities.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

6. Insurance risk management (continued)

(b) Insurance risk management policy

1) Measurement of Insurance Risk

Unlike other financial instruments, life insurance companies' insurance policies have the characteristics of long-term contracts, which can be exposed to insurance risk that may arise due to an increase in actual claim payments than the risk rate determined at the time of development of the product and interest rate risk that may arise due to differences in interest rates and maturities between insurance liabilities and asset management.

The purpose of the Group’s risk management is to generate long-term stable growth and profits by proactively preventing and systematically managing the various risks that may arise in the course of management activities, reflecting these uncertain financial environments and the characteristics of life insurance products with long-term attributes.

The Group divides insurance risks arising from life insurance contracts into six sub-risks: death risk, longevity risk, disability/disease risk, cancellation risk, operating expense risk, and catastrophe risk. The risk amount for each sub-risk is measured on assets and liabilities that may directly or indirectly cause loss to the Group in the event of changes in actuarial assumptions, and is calculated based on the net asset value through the shock scenario method or risk coefficient method for each sub-risk.

The shock scenario method, one of the insurance risk measurement methods, is a method of calculating the amount of change in net asset value when applying a scenario in which the basic assumptions used for market valuation of assets or liabilities change. On the other hand, the risk coefficient method is a method that calculates the amount by multiplying a specific exposure by a specified risk coefficient, and is suitable for risk amounts that have short maturity or do not have large changes in net asset value during market valuation. In addition, the Group calculates the life insurance risk amount considering the diversification effect by adding the risk amount calculated for each sub-risk, reflecting the correlation coefficient between the sub-risks.

2) Insurance risk management organization and management method

The Group measures the statutory minimum level of capital based on the life insurance risk amount and manages it within the allowable range. For this purpose, the Group establishes basic principles of risk management and establishes and implements regulations and management systems to implement them. In addition, the Group supports decision-making related to various risks through the Risk Management Committee and risk management organization, and prepare risk management procedures to identify and manage risks in a timely manner.

In general, risk management procedures are to recognize exposed risks, measure their size, set acceptable limits, monitor them regularly to report to management, and efficiently control and manage risks in case they exceed their limits.

Management methods by risk type are as follows:

① Insurance risk management

The Group develops insurance products to ensure adequate profitability by setting profitability guidelines from the time of product development, establishes and operates proper underwriting standards to prevent adverse selection, and operates claim assessment standards to ensure fair and appropriate claim payments.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

6. Insurance risk management (continued)

(b) Insurance risk management policy (continued)

② Interest rate risk management

The Group establishes a guideline and consider the market interest rate and asset management return rate to determine the published interest rate and expected interest rate within the guidelines. The Group also establishes the asset management strategy considering the interest rate level and maturity of liabilities; establishes a long-term target portfolio by comprehensively considering the risk level and rate of return of operating assets after analyzing the properties of long-term insurance liabilities, and sets a viable portfolio as a guideline every year to allocate and manage assets.

③ Liquidity risk management

The Group inspects and manages the amount of claims paid insurance and liquid assets periodically.

(c) Korean Insurance Capital Standard(K-ICS)

K-ICS is an equity capital system that precisely evaluates risk and financial soundness by evaluating the assets and liabilities of insurance companies to market so that they can be applied under the financial statements prepared in accordance with K-IFRS 1117 on insurance contracts. To maintain consistency in mark-to-market valuation and ensure consistency with international capital regulations, the supervisory authorities introduced K-ICS based on mark-to-market valuation, which improves the quality of insurance companies' capital by calculating available and required capital in line with economic substance. This is a system designed to encourage improvement and strengthen risk management.

With the introduction of K-ICS, the supervisory authorities have established standards for preparing a financial position statement based on soundness supervision standards to separately calculate assets and liabilities that meet the purpose of supervision and at the same time substantially reflect the risks of insurance companies. In the K-ICS, the available capital, or solvency amount, is measured based on the basic capital and supplementary capital classified by the loss absorption capacity of the net asset amount in the statement of financial position based on soundness supervision standards evaluated at market price, and there are some restrictions on loss compensation. Supplementary capital, defined as having, can be reflected in the amount of solvency margin up to 50% of the required capital. In addition, the required capital under the K-ICS, that is, the standard amount of solvency margin, refers to the amount of potential losses that may occur in the insurance company over the next year. Specifically, the K-ICS divides the risks exposed due to insurance contract underwriting and asset management into five risks: life and long-term non-life insurance risk, general non-life insurance risk, market risk, credit risk, and operational risk. Under the 99.5% confidence level, the standard amount of solvency margin is required to be measured by calculating the maximum loss that can occur over the next year using the shock scenario method.

Under the K-ICS, the solvency margin ratio is calculated by dividing the amount of solvency margin by the standard amount of solvency margin. If the insurance company's solvency margin ratio is less than 100%, it indicates that the standard amount of solvency margin measured by the potential loss amount cannot be covered with capital, which means that the insurance company's capital soundness has become poor, and the supervisory authority must comply with the Insurance Business Supervision Regulations. Accordingly, insurance companies with a solvency margin ratio of less than 100% are required to take timely corrective actions such as management improvement recommendations, management improvement requests, or management improvement orders. As such, the new solvency system is a system in which the supervisory authorities seek to protect policyholders by supervising the capital adequacy and risk management capabilities of insurance companies.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

6. Insurance Risk management (continued)

(d) Financial risks related to insurance contracts

Investment contracts that include insurance contracts and discretionary participation feature may be exposed to financial risks although it is an insurance liability, and the form of exposure is as follows:

① Credit risk

Credit risk refers to the risk of loss resulting from the borrower's failure to repay a loan or meet contractual obligations. The Group's reinsurance assets are exposed to credit risk as assets that may incur losses if the reinsurer defaults at the time of receipt of the claims and receivables.

② Interest rate risk

Interest rate risk means the risk that arises when the Group's financial position fluctuates unfavorably due to the effect of interest rates on assets and liabilities. The Group manages matched assets and liabilities for each portfolio to minimize the impact of mismatches between assets and liabilities caused by interest rate fluctuations, thus reducing the risk.

③ Liquidity risk

Liquidity risk refers to the risk that assets and liabilities are subject to inconsistency or failure to respond to unexpected cash outflows. Therefore, future cash outflows from investment contracts, including insurance liabilities which account for most of the Group's liabilities and discretionary participation features, are factors used to determine the level of risk associated with the Group's liquidity.

The purpose of the Group's management of liquidity risk is to maintain sufficient liquidity to prepare for repayments arising from insurance contracts under normal circumstances or when market shocks occur. The Group's main liquidity risk management methods are as follows:

- Regularly inspect and manage the amount of insurance payments and liquid assets

- Maintain and manage a portfolio consisting of assets that are relatively easy to liquidate in preparation for unexpected disruptions in funding

- Monitoring liquidity ratios by running liquidity stress tests

- Establishment of asset liability management strategy considering insurance contract liability cash flow

④ Market risk

Market risk refers to the risk of loss arising when the Group's financial position fluctuates unfavorably due to adverse price fluctuations such as stock prices and exchange rates. The Group carries out insurance contract transactions denominated in foreign currencies and is therefore exposed to exchange rate fluctuations. Exposure to exchange rate fluctuations is managed through foreign exchange forward contracts and interest rate swaps between different currencies.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

6. Insurance risk management (continued)

(e) Concentration of insurance risk

1) The concentration of insurance risks (based on the fulfilment cash flows) by region as of December 31, 2024 and 2023 are as follow:

		2024
		Insurance contracts	Reinsurance contracts	Total
Domestic	~~W~~	41,195,537	345,177	41,540,714
International		(1,341)	-	(1,341)
	~~W~~	41,194,196	345,177	41,539,373

		2023
		Insurance contracts	Reinsurance contracts	Total
Domestic	~~W~~	38,360,261	161,301	38,521,562
International		5,001	-	5,001
	~~W~~	38,365,262	161,301	38,526,563

2) The amount of foreign currency insurance liabilities (based on the fulfilment cash flows) as of December 31, 2024 and 2023 are as follow:

(In thousands of USD and EUR, and in millions of VND and won)			2024		2023
			Foreign currency amount	KRW converted amount	Foreign currency amount	KRW converted amount
Foreign Currency	USD	~~W~~	168,209	247,267	192,052	247,632
Insurance Liabilities	EUR		119	182	124	177
	VND		(23,242)	(1,341)	94,010	5,001
		~~W~~		246,108		252,810

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

6. Insurance risk management (continued)

(f) Sensitivity of insurance risks

The impact of changes in key assumptions on insurance contract liabilities (assets) as of December 31, 2024 and 2023 are as follows:

	2024
	Sensitivity(*1)		Base amount and base amount after change				Profit and capital impact (before tax)
			Fulfillment cash flows (*2)		Insurance contract margin		Profit(loss)(*3)		Other comprehensive income
			Before reflecting the reinsurance effect	After reflecting the reinsurance effect	Before reflecting the reinsurance effect	After reflecting the reinsurance effect	Before reflecting the reinsurance effect	After reflecting the reinsurance effect	Before reflecting the reinsurance effect	After reflecting the reinsurance effect
Base amount		~~W~~	39,380,251	39,819,864	7,224,114	6,869,326	-	-	-	-
Mortality rate	increased by 3.27%		39,511,663	39,946,680	7,091,068	6,740,875	1,635	1,635	(9,952)	8,702
Disability and illness (fixed compensation) Disability and illness (actual loss compensation)	increased by3.40% increased by 2.62%		40,083,199	40,478,965	6,567,655	6,256,714	(46,488)	(46,488)	16,176	34,285
Long-term property and other	increased by 4.19%		39,380,251	39,819,864	7,224,114	6,869,326	-	-	-	-
Surrender rate(increase)	increased by 9.16%		40,126,708	40,533,222	6,503,159	6,181,469	(25,501)	(25,501)	(104,650)	(86,772)
Surrender rate(decrease)	decreased by 9.16%		38,556,883	39,031,830	8,041,498	7,651,376	5,984	5,984	115,085	133,903
Expense Expense(inflation)	increased by 2.62% 0.26%p		39,592,255	40,031,868	7,024,540	6,669,753	(12,430)	(12,430)	9,624	9,624

(*1) The risk adjustment is calculated at the 75% confidence level.

(*2) The risk adjustment included in the fulfilment cash flows was calculated without shock.

(*3) The profit (loss) for the year represents (i) increases in the estimates of the present value of the future cash flows that exceed the carrying amount of the contractual service margin, giving rise to a loss, which resulted from the changes in assumptions and (ii) changes in the estimates of the present value of the future cash flows allocated to the loss component, which resulted from the changes in assumptions.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

6. Insurance risk management (continued)

(f) Sensitivity of insurance risks (continued)

The impact of changes in key assumptions on insurance contract liabilities (assets) as of December 31, 2024 and 2023 are as follows: (continued)

	2023
	Sensitivity(*1)		Base amount and base amount after change				Effect on profit and equity (before tax)
			Fulfillment cash flows (*2)		Insurance contract margin		Profit(loss)(*3)		Other comprehensive income
			Before reflecting the reinsurance effect	After reflecting the reinsurance effect	Before reflecting the reinsurance effect	After reflecting the reinsurance effect	Before reflecting the reinsurance effect	After reflecting the reinsurance effect	Before reflecting the reinsurance effect	After reflecting the reinsurance effect
Base amount		~~W~~	36,532,133	36,758,686	7,168,725	7,037,730	-	-	-	-
Mortality rate	increased by 3.27%		36,649,373	36,873,667	7,048,751	6,920,015	2,734	2,734	(669)	16,340
Disability and illness (fixed compensation) Disability and illness (actual loss compensation)	increased by3.40% increased by 2.62%		37,207,600	37,392,758	6,518,899	6,429,299	(25,641)	(25,641)	79,046	91,155
Long-term property and other	increased by 4.19%		36,532,133	36,758,686	7,168,725	7,037,730	-	-	-	-
Surrender rate(increase)	increased by 9.16%		37,012,292	37,216,745	6,696,604	6,587,709	(8,038)	(8,038)	(248,007)	(231,815)
Surrender rate(decrease)	decreased by 9.16%		36,002,582	36,252,706	7,700,114	7,545,548	(1,838)	(1,838)	265,129	283,049
Expense Expense(inflation)	increased by 2.62% 0.26%p		36,724,665	36,951,218	6,982,049	6,851,054	(5,856)	(5,856)	29,725	29,725

(*1) The risk adjustment is calculated at the 75% confidence level.

(*2) The risk adjustment included in the fulfilment cash flows was calculated without shock.

(*3) The profit (loss) for the year represents (i) increases in the estimates of the present value of the future cash flows that exceed the carrying amount of the contractual service margin, giving rise to a loss, which resulted from the changes in assumptions and (ii) changes in the estimates of the present value of the future cash flows allocated to the loss component, which resulted from the changes in assumptions.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

6. Insurance risk management (continued)

(g) Credit risk arising from insurance contracts

The amount of the reinsurance contracts assets held by risk level as of December 31, 2024 and 2023 are as follow:

		2024		2023
		Reinsurance contract assets for remaining coverage	Reinsurance contract assets for incurred claims	Reinsurance contract assets for remaining coverage	Reinsurance contract assets for incurred claims
AA+ ~ AA-	~~W~~	-	146	38,207	5,204

(h) Interest rate risk arising from insurance contracts

The impact of exposure to interest rate risk and interest rate changes on profit and loss on equity as of December 31, 2024 and 2023 are as follow:

① Interest rate risk exposure

		2024	2023
Exposure to financial instruments measured at fair value (*1)	~~W~~	48,843,348	46,700,713
Insurance contract exposure (*2)		39,820,035	36,758,783
Net exposure (financial instruments less insurance contracts)		9,023,313	9,941,930

(*1) It is the total amount of financial assets measured at fair value through profit or loss, financial assets measured at fair value through other comprehensive income, and derivative assets (liabilities).

(*2) It is the total amount of insurance contract liabilities and reinsurance contract assets (liabilities) for remaining coverage, less contractual service margin.

② Interest Rate Risk Sensitivity

			2024		2023
			Effects on profit (loss)	Effects on equity	Effects on profit (loss)	Effects on equity
100bp Increase	Insurance contracts (*1)	~~W~~	-	4,357,245	-	3,412,769
	Reinsurance contracts (*1)		-	50,365	-	15,543
	Financial assets (*2)		(35,934)	(4,777,699)	(37,574)	(4,258,875)
100bp Decrease	Insurance contracts (*1)		-	(6,073,734)	-	(4,382,646)
	Reinsurance contracts (*1)		-	(59,948)	-	(17,723)
	Financial assets (*2)		35,934	5,837,965	37,574	4,258,875

(*1) This is the effects on equity (before tax) due to changes in expected cash flows of insurance and reinsurance contracts, excluding variable annuities/savings.

(*2) Calculated for assets related to insurance contracts excluding variable annuities/savings. The profit and loss effects are the changes in financial assets recognized at fair value through profit or loss, and the equity effects are the changes in financial assets measured at fair value through other comprehensive income.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

6. Insurance risk management (continued)

(i) Liquidity risk arising from insurance contracts

As of December 31, 2024 and 2023, the amount of undiscounted remaining contractual cash flows by maturity date are as follow. This amount does not include liabilities for remaining coverage (insurance contracts and reinsurance contracts) measured by applying the premium allocation approach.

		2024
		Less than 1 year	1~2 year	2~3 year	3~4 year	4~5 years	More than 5 years	Total
Insurance Contracts
General insurance:
Cash inflows	~~W~~	4,959,356	4,502,944	4,087,588	3,652,621	3,114,091	40,523,130	60,839,730
Cash outflows		(5,324,282)	(4,157,931)	(4,287,561)	(4,084,548)	(4,318,989)	(126,037,788)	(148,211,099)
	~~W~~	(364,926)	345,013	(199,973)	(431,927)	(1,204,898)	(85,514,658)	(87,371,369)

Variable insurance
Cash inflows	~~W~~	446,902	371,371	307,145	254,674	214,352	1,923,480	3,517,924
Cash outflows		(880,558)	(752,425)	(682,066)	(612,330)	(536,499)	(7,753,564)	(11,217,442)
	~~W~~	(433,656)	(381,054)	(374,921)	(357,656)	(322,147)	(5,830,084)	(7,699,518)
	~~W~~	(798,582)	(36,041)	(574,894)	(789,583)	(1,527,045)	(91,344,742)	(95,070,887)

Reinsurance contract
Cash inflows	~~W~~	225,165	216,544	209,995	207,721	207,575	8,223,398	9,290,398
Cash outflows		(244,930)	(237,756)	(230,883)	(227,262)	(226,934)	(9,123,146)	(10,290,911)
	~~W~~	(19,765)	(21,212)	(20,888)	(19,541)	(19,359)	(899,748)	(1,000,513)

Total (including variable insurance)	~~W~~	(818,347)	(57,253)	(595,782)	(809,124)	(1,546,404)	(92,244,490)	(96,071,400)
Total (excluding variable insurance)	~~W~~	(384,691)	323,801	(220,861)	(451,468)	(1,224,257)	(86,414,406)	(88,371,882)

		2023
		Less than 1 year	1~2 year	2~3 year	3~4 year	4~5 years	More than 5 years	Total
Insurance Contracts
General insurance:
Cash inflows	~~W~~	5,120,022	4,408,374	3,892,580	3,500,316	3,073,794	51,775,416	71,770,502
Cash outflows		(5,509,719)	(4,969,773)	(4,263,071)	(4,356,801)	(4,235,246)	(132,831,760)	(156,166,370)
	~~W~~	(389,697)	(561,399)	(370,491)	(856,485)	(1,161,452)	(81,056,344)	(84,395,868)

Variable insurance
Cash inflows	~~W~~	582,036	485,566	412,870	350,176	297,209	3,160,998	5,288,855
Cash outflows		(943,282)	(836,548)	(764,049)	(711,324)	(641,963)	(10,096,136)	(13,993,302)
	~~W~~	(361,246)	(350,982)	(351,179)	(361,148)	(344,754)	(6,935,138)	(8,704,447)
	~~W~~	(750,943)	(912,381)	(721,670)	(1,217,633)	(1,506,206)	(87,991,482)	(93,100,315)

Reinsurance contract
Cash inflows	~~W~~	203,944	204,852	204,904	204,760	205,383	7,421,755	8,445,598
Cash outflows		(225,690)	(225,630)	(224,694)	(222,873)	(221,054)	(7,686,228)	(8,806,169)
	~~W~~	(21,746)	(20,778)	(19,790)	(18,113)	(15,671)	(264,473)	(360,571)

Total (including variable life insurance	~~W~~	(772,689)	(933,159)	(741,460)	(1,235,746)	(1,521,877)	(88,255,955)	(93,460,886)
Total (excluding variable life insurance)	~~W~~	(411,443)	(582,177)	(390,281)	(874,598)	(1,177,123)	(81,320,817)	(84,756,439)

As of December 31, 2024 and 2023, the amount to be paid upon request by policyholders of insurance contracts issued is ~~W~~ 53,227,935 million and ~~W~~ 52,555,004 million, respectively.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

6. Insurance risk management (continued)

(j) Claims development

The Claims development as of December 31, 2024 and 2023 are as follows:

		2024
		Year of accident					Total
		Y - 4	Y - 3	Y - 2	Y - 1	Current Period (Y)
Estimates of undiscounted ultimate gross claims	~~W~~	959,974	1,070,850	1,104,112	1,152,207	1,233,110	5,520,253
Claims paid
At end of accident year		746,984	833,427	857,650	896,474	957,713	4,292,248
1 year later		166,072	187,415	195,026	202,132		750,645
2 years later		23,751	27,433	27,763			78,947
3 years later		13,248	12,079				25,327
4 years later		4,849					4,849
Cumulative claims paid		954,904	1,060,354	1,080,439	1,098,606	957,713	5,152,016
Difference between estimates of undiscounted ultimate gross claims and cumulative claims paid		5,070	10,496	23,673	53,601	275,397	368,237
Effect of discounting							(11,011)
Future claim adjustment expenses							7,316
Incurred claims that have been confirmed but not paid							1,436,530
Risk adjustment for non-financial risk							14,041
Reinsurance effect							(94,435)
Net liability for incurred claims	~~W~~						1,720,678

6. Insurance risk management (continued)

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

(j) Claims development (continued)

The Claims development as of December 31, 2024 and 2023 are as follows: (continued)

		2023
		Year of accident					Total
		Y - 4	Y - 3	Y - 2	Y - 1	Current Period (Y)
Estimates of undiscounted ultimate gross claims	W	962,548	950,728	1,062,120	1,098,646	1,153,875	5,227,917
Claims paid
At end of accident year		777,773	771,780	857,031	888,276	932,827	4,227,687
1 year later		151,943	144,712	167,000	172,431		636,086
2 years later		19,955	19,220	23,317			62,492
3 years later		8,972	11,202				20,174
4 years later		3,905					3,905
Cumulative claims paid		962,548	946,914	1,047,348	1,060,707	932,827	4,950,344
Difference between estimates of undiscounted ultimate gross claims and cumulative claims paid		-	3,814	14,772	37,939	221,048	277,573
Effect of discounting							(9,311)
Future claim adjustment expenses							5,313
Incurred claims that have been confirmed but not paid							1,535,849
Risk adjustment for non-financial risk							18,604
Reinsurance effect							(65,252)
Net liability for incurred claims	~~W~~						1,762,778

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

7. Capital risk management

In order to manage the required capital for maintaining solvency, the Group measures the solvency margin ratio in accordance with the method required by the supervisory authority, manages it internally, and discloses it externally. The Group also manages its risk appetite using an internal model-based approach.

The solvency margin ratio is a measure of financial soundness or ability to pay claims by a life insurer and is calculated by dividing solvency margin by solvency capital requirement, where the solvency margin is a measure of the extent to which the Group can fulfill its obligations to policyholders even in the event of an unexpected loss or decline in asset value and solvency capital requirement is the Group’s risk amount.

The Group manages the solvency margin ratio based on the consolidated financial statements and the supervisory authority requires insurance companies to maintain the solvency margin ratio at least 100%. If an insurance company fails to meet the solvency margin ratio requirement, the timely corrective measures shall be taken.

	Solvency margin ratio	Improvement measures
Management improvement recommendation	50% or above through less than 100%	Increase in equity, restriction on initiating new business, etc.
Management improvement request	0% or above through less than 50%	Request for replacement of executives, closure of subsidiaries, etc.
Management improvement order	Less than 0%	Suspension of executive officers from office, suspension of insurance business, etc.

The Group obtains approval on the management standards for the solvency margin ratio based on risk-based capital from the Risk Management Committee every year.

As of December 31, 2024, the Group complies with the solvency margin ratio required by the supervisory authority. In addition, based on the internal model, the Group monitors compliance with the limits for each risk type every month that are approved by the Risk Management Committee based on total risk limit approved by the board of director. At this time, the risk appetite is managed to be within 100%.

The Group also conducts stress testing by setting crisis scenarios for interest rates, stock prices, and exchange rates. The stress test is conducted on both the solvency margin ratio and the internal model. The Group establishes a capital management plan based on the results and report to the management as well as the Risk Management Committee at least once a year.

8. Fair value of financial instruments

The fair value of financial instruments traded in the active market is calculated based on the quoted price of the trading brokerage agency as of the end of the reporting period.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques or the results of the assessment by an independent external assessment agency. The Group utilizes various evaluation techniques and makes reasonable assumptions based on current market conditions at the end of the reporting period.

The Group classifies the fair value of financial instruments into three fair value levels:

- Level 1 : Measurement of fair value based on the prices disclosed in the active trading market.
- Level 2 : Measurement of fair value by valuation technique based on market-observed information
- Level 3 : Measurement of fair value based on unobservable information in the market.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

8. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value

i) The details of fair value by valuation level of financial instruments measured at fair value in the consolidated statements of financial position as of December 31, 2024 and 2023 are as follows:

		2024
		Level 1	Level 2	Level 3	Total
Financial assets:
Due from banks at fair value through profit or loss	~~W~~	-	35,450	-	35,450
Securities at fair value through profit or loss
Debt securities		3,110,322	1,915,608	4,983,204	10,009,134
Equity securities		1,188,533	-	-	1,188,533
		4,298,855	1,915,608	4,983,204	11,197,667
Securities at fair value through other comprehensive income
Debt securities		23,212,859	14,649,633	-	37,862,492
Equity securities		-	-	161,415	161,415
		23,212,859	14,649,633	161,415	38,023,907
Derivative assets
Held for trading		97	-	526	623
Hedging		-	116,899	-	116,899
		97	116,899	526	117,522
	~~W~~	27,511,811	16,717,590	5,145,145	49,374,546
Financial liabilities:
Derivative liabilities
Held for trading	~~W~~	245	1,799	-	2,044
Hedging		-	554,326	-	554,326
	~~W~~	245	556,125	-	556,370

		2023
		Level 1	Level 2	Level 3	Total
Financial assets:
Due from banks at fair value through profit or loss	~~W~~	-	30,743	-	30,743
Securities at fair value through profit or loss
Debt securities		3,044,774	1,520,662	5,045,084	9,610,520
Equity securities		1,485,047	-	1,000	1,486,047
		4,529,821	1,520,662	5,046,084	11,096,567
Securities at fair value through other comprehensive income
Debt securities		20,850,434	14,714,184	-	35,564,618

Equity securities		-	-	110,362	110,362
		20,850,434	14,714,184	110,362	35,674,980
Derivative assets
Held for trading		870	251	4,626	5,747
Hedging		-	116,718	-	116,718
		870	116,969	4,626	122,465
	~~W~~	25,381,125	16,382,558	5,161,072	46,924,755
Financial liabilities:
Derivative liabilities
Held for trading	~~W~~	108	22	-	130
Hedging		-	240,641	-	240,641
	~~W~~	108	240,663	-	240,771

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

8. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

ii) There is no transfer between level 1 and level 2 of financial instruments measured at fair value for the years ended December 31, 2024 and 2023.

iii) Valuation techniques and input variables for financial instruments classified as Level 2

Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2024 and 2023 are as follows:

Type of financial instrument	Valuation technique		2024	2023	Input variables
Financial assets
Financial asset at fair value through profit or loss
Debt securities	NAV, DCF, Hull-White model	~~W~~	1,951,058	1,551,405	Discount rates, fair value of the underlying assets

Securities at fair value through other comprehensive income
Debt securities	DCF		14,649,633	14,714,184	Discount rates

Derivative assets
Currency forward	Implied forward rate, DCF		-	29,035	Discount rate, foreign exchange rate
Currency swap			2,369	38,417	Discount rate, foreign exchange rate
Interest rate forward			114,530	49,517	Discount rate
		~~W~~	16,717,590	16,382,558

Financial liabilities
Currency forward	Implied forward rate, DCF	~~W~~	256,882	38,281	Discount rate, foreign exchange rate
Currency swap			245,963	96,487	Discount rate, foreign exchange rate
Interest rate forward			53,280	105,895	Discount rate
		~~W~~	556,125	240,663

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

8. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

iv) Details of financial instruments classified as fair value level 3

Financial assets classified as fair value level 3 as of December 31, 2024 and 2023 are as follows:

		2024
		Financial assets at fair value through profit or loss	Securities at fair value through other comprehensive income	Net derivatives held for trading	Total
Beginning balance	~~W~~	5,046,084	110,362	4,626	5,161,072
Total gains or losses
Amount recognized in profit or loss (*2)		69,844	-	(3,626)	66,218
Amount recognized in other comprehensive income		-	1,153	-	1,153
Acquisition		524,338	50,000	2,581	576,919
Settlement		(535,737)	(100)	(3,055)	(538,892)
Moving from level 3 (*1)		(121,325)	-	-	(121,325)
Ending balance	~~W~~	4,983,204	161,415	526	5,145,145

(*1) The financial instrument has shifted between levels due to changes in the availability of observable market data due to changes in the evaluation method. The Group recognizes changes in levels at the end of the reporting period in which changes in events or circumstances that cause changes between levels occur.

(*2) Of the changes in financial instruments classified at fair value level 3 during the current period, gains or losses related to the amounts recognized in profit or loss and assets and liabilities held for the year ended December 31, 2024 are as follows:

		Amount recognized at profit or loss	Amount recognized at profit or loss related to financial instruments held at the end of the reporting period
Gains or losses related to financial assets at fair value through profit or loss	~~W~~	69,844	69,525
Gains or losses related to derivatives		(3,626)	(1,570)
	~~W~~	66,218	67,955

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

8. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

iv) Details of financial instruments classified as fair value level 3 (continued)

Financial instruments that are at fair value level 3 during the years of December 31, 2024 and 2023 are as follows: (continued)

		2023
		Financial assets at fair value through profit or loss	Securities at fair value through other comprehensive income	Net derivatives held for trading	Total
Beginning balance	~~W~~	5,049,896	155,050	1,573	5,206,519
Total gains or losses
Amount recognized in profit or loss(*)		(6,194)	-	1,440	(4,754)
Amount recognized in other comprehensive income		-	5,312	-	5,312
Acquisition		514,739	50,000	4,865	569,604
Settlement		(512,357)	(100,000)	(3,252)	(615,609)
Ending balance	~~W~~	5,046,084	110,362	4,626	5,161,072

(*) Of the changes in financial instruments classified at fair value level 3 during the prior period, gains or losses related to the amounts recognized in profit or loss and assets and liabilities held for the year ended December 31, 2023 are as follows:

		Amount recognized at profit or loss	Amount recognized at profit or loss related to financial instruments held at the end of the reporting period
Gains or losses related to financial assets at fair value through profit or loss	~~W~~	(6,194)	(21,426)
Gains or losses related to derivatives		1,440	415
	~~W~~	(4,754)	(21,011)

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

8. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

v) Valuation techniques and unobservable input variables for financial instruments classified as Level 3

Valuation techniques and significant but unobservable input variables used in fair value measurement of financial instruments classified as Level 3 as of December 31, 2024 and 203 are as below:

	2024
	Valuation technique		Carrying amount	Significant but unobservable inputs	Range	Effects of unobservable inputs on fair value
Financial assets at fair value through profit or loss
- Debt securities	Dividend discount model, Hull-White, NAV	~~W~~	4,983,204	Discount rates, liquidation value	Discount rates 6.32% ~ 9.48% liquidation value 0.00%	Fair value decreases when discount rate increases Fair value increases when liquidation value increases

Securities at fair value through other comprehensive income
- Equity securities	Hull-White, NAV		161,415	The volatility of an interest rate	0.41% ~ 0.73%	The greater the volatility, the greater the fluctuation in fair value
Derivative assets
- Equity related	Monte-Carlo Simulation, Black-Scholes		526	The volatility of an underlying asset	19.94% ~ 21.28%	The greater the volatility, the greater the fluctuation in fair value
		~~W~~	5,145,145

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

8. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

v) Valuation techniques and unobservable input variables for financial instruments classified as Level 3 (continued)

Valuation techniques and significant but unobservable input variables used in fair value measurement of financial instruments classified as Level 3 as of December 31, 2024 and 203 are as below: (continued)

	2023
	Valuation technique		Carrying amount	Significant but unobservable inputs	Range	Effects of unobservable inputs on fair value
Financial assets at fair value through profit or loss
- Debt securities	Dividend discount model, Hull-White, NAV	~~W~~	5,045,084	Discount rates, correlation coefficient, liquidation value	Discount rates 6.77% ~ 10.25% correlation coefficient 0.5 ~ 0.9 liquidation value 0.00%	Fair value decreases when discount rate increases Fair value increases or decreases depending on correlation coefficient changes Fair value increases when liquidation value increases
- Equity securities	Cost model		1,000	-

Securities at fair value through other comprehensive income
- Equity securities	Hull-White, NAV		110,362	The volatility of an interest rate	0.55% ~ 0.91%	The greater the volatility, the greater the fluctuation in fair value
Derivative assets
- Equity related	Monte-Carlo Simulation, Black-Scholes		4,626	The volatility of an underlying asset	17.03% ~ 20.45%	The greater the volatility, the greater the fluctuation in fair value
		~~W~~	5,161,072

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

8. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

vi) Sensitivity analysis by variation of unobserved variables

If other input variables remain constant for the fair value of a financial instrument measured at fair value as of December 31, 2024 and 2023, the effect of a significant but unobservable input variable fluctuating reasonably on the reporting date is as follows:

		2024
		Favorable change	Unfavorable change
Financial assets at fair value through profit or loss (*1)	~~W~~	9,486	(9,249)
Securities at fair value through other comprehensive income (*1)		7,132	(6,840)
Derivative assets (*2)		51	(47)
	~~W~~	16,669	(16,136)

(*1) The changes in fair value is calculated by increasing or decreasing the major unobservable input variables, liquidation value (-1% to 1%) and discount rate (-1% to 1%).

(*2) The changes in fair value is calculated by increasing or decreasing the volatility (-1% to 1%), which is a major unobservable input variable.

		2023
		Favorable change	Unfavorable change
Financial assets at fair value through profit or loss (*1)	~~W~~	18,237	(17,399)
Securities at fair value through other comprehensive income (*1)		3,367	(3,110)
Derivative assets (*2)		329	(330)
	~~W~~	21,933	(20,839)

(*1) The fair value volatility is calculated by increasing or decreasing the major unobservable input variables, liquidation value (-1% to 1%) and discount rate (-1% to 1%).

(*2) The fair value volatility is calculated by increasing or decreasing the volatility (-1% to 1%), which is a major unobservable input variable.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

8. Fair value of financial instruments (continued)

(b) Financial instruments at amortized cost

i) The fair value calculation method for major financial instruments measured at amortized cost is as follows:

Classification	Fair value calculation method
Cash and due from bank	The carrying amount and fair value of cash is the same, and the fair value of due from bank at amortized cost is valued at the present value of the expected cash inflows.
Loan

The fair value of the loan at amortized cost is assessed as the present value of the expected cash flows expected to be received discounted at a discount rate taking into account the borrower's credit risk.

Securities	The fair value of the securities at amortized cost is assessed as the present value of expected cash flows expected to be received.
Other financial assets/liabilities	Other financial assets/liabilities, are used as a proxy for fair value because it is difficult to calculate reliable expected cash flows.
Investment contract liabilities	The accumulated pension benefits of the retirement pension contract holders, as defined by the Insurance Business Act and Insurance Supervision Regulations, have been used as fair value proxies.
Borrowings/debentures	The fair value of borrowings/debentures is assessed by the present value of expected cash flows expected to be paid.
Lease liabilities	The fair value of the lease liabilities is assessed at the present value of the expected cash flows to be paid.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

8. Fair value of financial instruments (continued)

(b) Financial instruments at amortized cost (continued)

ii) The carrying amount and fair value of financial instruments at amortized cost as of December 31, 2024 and 2023 are as follows:

		2024
		Carrying amount	Fair value
Financial assets
Cash and cash equivalents	~~W~~	829,999	829,999
Due from banks at amortized cost		865,329	867,885
Securities at amortized cost
Government bonds		3,489,625	3,190,906
Special purpose bonds		442,290	416,001
Foreign currency securities		5,701	5,724
		3,937,616	3,612,631
Loan receivables at amortized cost
Retail loans		697,890	705,859
Corporate loans		2,111,564	2,073,375
		2,809,454	2,779,234

Receivables at amortized cost		1,222,277	1,222,277
	~~W~~	9,664,675	9,312,026
Financial liabilities
Investment contract liabilities	~~W~~	1,332,468	1,332,468
Borrowings		23,543	23,543
Debentures		299,487	306,408
Other financial liabilities		499,809	499,809
Lease liabilities		93,923	93,923
	~~W~~	2,249,230	2,256,151

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

8. Fair value of financial instruments (continued)

(b) Financial instruments at amortized cost (continued)

ii) The carrying amount and fair value of financial instruments at amortized cost as of December 31, 2024 and 2023 are as follows: (continued)

		2023
		Carrying amount	Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,014,077	1,014,077
Due from banks at amortized cost		823,929	792,398
Securities at amortized cost
Government bonds		3,904,569	3,504,420
Special purpose bonds		443,454	390,985
		4,348,023	3,895,405
Loan receivables at amortized cost
Retail loans		788,030	793,856
Corporate loans		2,834,871	2,641,416
		3,622,901	3,435,272

Receivables at amortized cost		1,153,032	1,153,032
	~~W~~	10,961,962	10,290,184
Financial liabilities
Investment contract liabilities	~~W~~	1,831,826	1,831,826
Borrowings		17,835	17,835
Debentures		299,331	313,304
Other financial liabilities		267,901	267,901
Lease liabilities		101,294	101,294
	~~W~~	2,518,187	2,532,160

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

8. Fair value of financial instruments (continued)

(b) Financial instruments at amortized cost (continued)

iii) The fair value of financial instruments that are not measured at their fair values in the statements of financial position but with their fair value disclosed, by valuation level as of December 31, 2024 and 2023 are as follows:

		2024
		Level 1	Level 2	Level 3	Total
Financial assets
Due from banks at amortized cost	~~W~~	-	867,885	-	867,885
Securities at amortized cost
Government bonds		3,190,906	-	-	3,190,906
Special purpose bonds		-	416,001	-	416,001
Foreign currency securities		-	5,724	-	5,724
		3,190,906	421,725	-	3,612,631
Loans at amortized cost
Retail loans		-	-	705,859	705,859
Corporate loans		-	-	2,073,375	2,073,375
		-	-	2,779,234	2,779,234
	~~W~~	3,190,906	1,289,610	2,779,234	7,259,750

Financial liabilities
Debentures	~~W~~	-	-	306,408	306,408

		2023
		Level 1	Level 2	Level 3	Total
Financial assets
Due from banks at amortized cost	~~W~~	-	792,398	-	792,398
Securities at amortized cost
Government bonds		3,504,420	-	-	3,504,420
Special purpose bonds		-	390,985	-	390,985
		3,504,420	390,985	-	3,895,405
Loans at amortized cost
Retail loans		-	-	793,856	793,856
Corporate loans		-	-	2,641,416	2,641,416
		-	-	3,435,272	3,435,272
	~~W~~	3,504,420	1,183,383	3,435,272	8,123,075

Financial liabilities
Debentures	~~W~~	-	-	313,304	313,304

The Group does not disclose the fair value hierarchy in relation to items that disclose the carrying amount at fair value, considering the carrying amount as a reasonable approximation of the fair value.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

9. Classification category of financial instruments

(a) Carrying amount of each financial instrument

i) The carrying amount of each financial assets by classification category as of December 31, 2024 and 2023 are as follows:

		2024
		Financial assets at fair value through profit or loss(*)	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Hedging derivatives	Total
<General>
Cash and due from banks at amortized cost	~~W~~	-	-	1,230,632	-	1,230,632
Financial assets at fair value through profit or loss		6,026,124	-	-	-	6,026,124
Securities at fair value through other comprehensive income		-	37,377,472	-	-	37,377,472
Securities at amortized cost		-	-	3,937,616	-	3,937,616
Loans at amortized cost		-	-	2,445,238	-	2,445,238
Receivables at amortized cost		-	-	1,101,058	-	1,101,058
Derivative assets		526	-	-	116,899	117,425
		6,026,650	37,377,472	8,714,544	116,899	52,235,565
< Variable>
Cash and due from banks at amortized cost		-	-	412,404	-	412,404
Financial assets at fair value through profit or loss		4,942,771	-	-	-	4,942,771
Loans at amortized cost		-	-	40,900	-	40,900
Receivables at amortized cost		-	-	114,800	-	114,800
Derivative assets		97	-	-	-	97
		4,942,868	-	568,104	-	5,510,972
< Retirement>
Cash and due from banks at amortized cost		-	-	52,292	-	52,292
Financial assets at fair value through profit or loss		264,222	-	-	-	264,222
Securities at fair value through other comprehensive income		-	646,435	-	-	646,435
Loans at amortized cost		-	-	323,316	-	323,316
Receivables at amortized cost		-	-	6,419	-	6,419
		264,222	646,435	382,027	-	1,292,684
	~~W~~	11,233,740	38,023,907	9,664,675	116,899	59,039,221

(*) Included derivatives held for trading.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

9. Classification category of financial instruments (continued)

(a) Carrying amount of each financial instrument (continued)

i) The carrying amount of each financial assets by classification category as of December 31, 2024 and 2023 are as follows: (continued)

		2023
		Financial assets at fair value through profit or loss(*)	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Hedging derivatives	Total
<General>
Cash and due from banks at amortized cost	~~W~~	-	-	1,347,814	-	1,347,814
Financial assets at fair value through profit or loss		5,660,160	-	-	-	5,660,160
Securities at fair value through other comprehensive income		-	34,722,661	-	-	34,722,661
Securities at amortized cost		-	-	4,348,023	-	4,348,023
Loans at amortized cost		-	-	3,019,789	-	3,019,789
Receivables at amortized cost		-	-	1,015,434	-	1,015,434
Derivative assets		4,876	-	-	116,718	121,594
		5,665,036	34,722,661	9,731,060	116,718	50,235,475
< Variable>
Cash and due from banks at amortized cost		-	-	421,470	-	421,470
Financial assets at fair value through profit or loss		5,334,167	-	-	-	5,334,167
Loans at amortized cost		-	-	71,200	-	71,200
Receivables at amortized cost		-	-	128,766	-	128,766
Derivative assets		871	-	-	-	871
		5,335,038	-	621,436	-	5,956,474
< Retirement>
Cash and due from banks at amortized cost		-	-	68,722	-	68,722
Financial assets at fair value through profit or loss		132,983	-	-	-	132,983
Securities at fair value through other comprehensive income		-	952,319	-	-	952,319
Loans at amortized cost		-	-	531,912	-	531,912
Receivables at amortized cost		-	-	8,832	-	8,832
		132,983	952,319	609,466	-	1,694,768
	~~W~~	11,133,057	35,674,980	10,961,962	116,718	57,886,717

(*) Included derivatives held for trading.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

9. Classification category of financial instruments (continued)

(a) Carrying amount of each financial instrument (continued)

ii) The carrying amount of each financial liabilities by classification category as of December 31, 2024 and 2023 are as follows:

		2024
		Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Hedging derivatives	Total
<General>
Derivative liabilities	~~W~~	1,799	-	548,988	550,787
Borrowings		-	23,543	-	23,543
Debentures		-	299,487	-	299,487
Other financial liabilities		-	487,118	-	487,118
Lease liabilities		-	93,923	-	93,923
		1,799	904,071	548,988	1,454,858
< Variable>
Derivative liabilities		245	-	-	245
Other financial liabilities		-	12,544	-	12,544
		245	12,544	-	12,789
< Retirement>
Investment contract liabilities		-	1,332,468	-	1,332,468
Derivative liabilities		-	-	5,338	5,338
Other financial liabilities		-	147	-	147
		-	1,332,615	5,338	1,337,953
	~~W~~	2,044	2,249,230	554,326	2,805,600

		2023
		Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Hedging derivatives	Total
<General>
Derivative liabilities	~~W~~	22	-	235,636	235,658
Borrowings		-	17,835	-	17,835
Debentures		-	299,331	-	299,331
Other financial liabilities		-	251,843	-	251,843
Lease liabilities		-	101,294	-	101,294
		22	670,303	235,636	905,961
< Variable>
Derivative liabilities		108	-	-	108
Other financial liabilities		-	15,912	-	15,912
		108	15,912	-	16,020
< Retirement>
Investment contract liabilities		-	1,831,826	-	1,831,826
Derivative liabilities		-	-	5,005	5,005
Other financial liabilities		-	146	-	146
		-	1,831,972	5,005	1,836,977
	~~W~~	130	2,518,187	240,641	2,758,958

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

9. Classification category of financial instruments (continued)

(b) Net profit or loss classification by classification of financial instruments

i) Net profit or loss by classification of financial instruments for the years ended December 31, 2024 and 2023 are as follows:

		2024
		Net Interest income or expense	Dividend income	Other gains and losses	Gain or loss on valuation	Gain or loss on disposal	Total
<General>
Cash and due from banks at amortized cost	~~W~~	51,264	-	1,321	-	-	52,585
Financial assets at fair value through profit or loss		30,041	-	328,757	15,737	4,375	378,910
Securities at fair value through other comprehensive income		1,085,216	4,121	454,649	-	3,399	1,547,385
Securities at amortized cost		129,179	-	(43)	-	21,719	150,855
Loans at amortized cost		129,357	-	(8,210)	-	(323)	120,824
Receivables at amortized cost		3,678	-	24,363	-	-	28,041
Derivatives held for trading		-	-	6,832	-	-	6,832
Derivatives held for hedging		-	-	(568,221)	-	-	(568,221)
Debentures		(15,761)	-	-	-	-	(15,761)
Other financial liabilities		(36)	-	-	-	-	(36)
Lease liabilities		(2,937)	-	-	-	-	(2,937)
		1,410,001	4,121	239,448	15,737	29,170	1,698,477
< Variable>
Cash and due from banks at amortized cost		10,788	-	3,857	-	-	14,645
Financial assets at fair value through profit or loss		66,041	28,001	119,874	10,159	82,282	306,357
Loans at amortized cost		1,672	-	-	-	-	1,672
Receivables at amortized cost		19	-	1,505	-	-	1,524
Derivatives held for trading		-	-	(119,124)	-	-	(119,124)
		78,520	28,001	6,112	10,159	82,282	205,074
< Retirement>
Cash and due from banks at amortized cost		816	-	7	-	-	823
Financial assets at fair value through profit or loss		63	110	5,614	2,773	2,187	10,747
Securities at fair value through other comprehensive income		24,542	278	5,908	-	(20,138)	10,590
Loans at amortized cost		14,301	-	2,401	-	-	16,702
Receivables at amortized cost		-	-	166	-	-	166
Derivatives held for trading		-	-	(200)	-	-	(200)
Derivatives held for hedging		-	-	(5,730)	-	-	(5,730)
Investment contract liabilities		(59,991)	-	-	-	-	(59,991)
		(20,269)	388	8,166	2,773	(17,951)	(26,893)
	~~W~~	1,468,252	32,510	253,726	28,669	93,501	1,876,658

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

9. Classification category of financial instruments (continued)

(b) Net profit or loss classification by classification of financial instruments (continued)

i) Net profit or losses by classification of financial instruments for the years ended December 31, 2024 and 2023 are as follows: (continued)

		2023
		Net Interest income or expense	Dividend income	Other gains and losses	Gain or loss on valuation	Gain or loss on disposal	Total
<General>
Cash and due from banks at amortized cost	~~W~~	58,140	-	488	-	-	58,628
Financial assets at fair value through profit or loss		33,633	-	215,310	(6,675)	31,252	273,520
Securities at fair value through other comprehensive income		1,039,005	6,586	115,118	-	42,246	1,202,955
Securities at amortized cost		133,050	-	107	-	-	133,157
Loans at amortized cost		141,240	-	(12,980)	-	(149)	128,111
Receivables at amortized cost		2,667	-	(3,411)	-	-	(744)
Derivatives held for trading		-	-	(7,040)	-	-	(7,040)
Derivatives held for hedging		-	-	(119,142)	-	-	(119,142)
Borrowings		(295)	-	-	-	-	(295)
Debentures		(33,928)	-	(13,090)	-	-	(47,018)
Other financial liabilities		(30)	-	-	-	-	(30)
Lease liabilities		(3,062)	-	-	-	-	(3,062)
		1,370,420	6,586	175,360	(6,675)	73,349	1,619,040
< Variable>
Cash and due from banks at amortized cost		12,541	-	195	-	-	12,736
Financial assets at fair value through profit or loss		84,056	23,536	30,500	456,900	111,444	706,436
Loans at amortized cost		2,561	-	-	-	-	2,561
Receivables at amortized cost		20	-	216	-	-	236
Derivatives held for trading		-	-	(26,907)	-	-	(26,907)
		99,178	23,536	4,004	456,900	111,444	695,062
< Retirement>
Cash and due from banks at amortized cost		1,093	-	31	-	-	1,124
Financial assets at fair value through profit or loss		507	83	5,450	1,200	4,257	11,497
Securities at fair value through other comprehensive income		36,211	278	1,989	-	(43,884)	(5,406)
Loans at amortized cost		19,770	-	(4,072)	-	-	15,698
Receivables at amortized cost		-	-	(7)	-	-	(7)
Derivatives held for trading		-	-	(31)	-	-	(31)
Derivatives held for hedging		-	-	(866)	-	-	(866)
Investment contract liabilities		(110,280)	-	-	-	-	(110,280)
		(52,699)	361	2,494	1,200	(39,627)	(88,271)
	~~W~~	1,416,899	30,483	181,858	451,425	145,166	2,225,831

9. Classification category of financial instruments (continued)

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

(c) Financial instrument offsetting

Details of financial instruments subject to collective offsetting agreements or similar agreements as of December 31, 2024 and 2023 are as follows:

		2024
		Total financial instruments recognized	Total amount of financial instruments recognized that were offset	Net amount of financial instruments presented in the statement of financial position	Related amounts not offset in the statements of financial position		Net amount
					Financial instruments	Cash collateral received

Financial assets
Derivative assets	~~W~~	117,425	-	117,425	108,915	-	8,510
Purchase under repurchase agreement		40,900	-	40,900	40,900	-	-
Foreign currency loan securities		1,260,151	-	1,260,151	1,197,807	-	62,344
	~~W~~	1,418,476	-	1,418,476	1,347,622	-	70,854

Financial liabilities
Derivative liabilities	~~W~~	556,125	-	556,125	494,031	-	62,094

		2023
		Total financial instruments recognized	Total amount of financial instruments recognized that were offset	Net amount of financial instruments presented in the statement of financial position	Related amounts not offset in the statements of financial position		Net amount
					Financial instruments	Cash collateral received

Financial assets
Derivative assets	~~W~~	121,594	-	121,594	113,064	-	8,530
Purchase under repurchase agreement		71,200	-	71,200	71,200	-	-
Foreign currency loan securities		579,354	-	579,354	577,732	-	1,622
	~~W~~	772,148	-	772,148	761,996	-	10,152

Financial liabilities
Derivative liabilities	~~W~~	240,663	-	240,663	234,507	-	6,156

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

9. Classification category of financial instruments (continued)

(d) Transfers transaction of financial assets

i) Financial instruments which do not meet the derecognition criteria

① Securities Lending Transactions

If the Group lends securities owned by itself, the ownership of the securities is transferred, but the Group must return the securities at the end of the loan period, so the Group continues to recognize the entire securities as it holds most of the risks and rewards of the securities. The carrying amount of loaned securities as of December 31, 2024 and 2023 is as follows:

Classification			2024	2023
Financial assets at fair value	Government bonds	~~W~~	-	19,915
through profit or loss	Beneficiary certificates		-	40,900
	Stocks		15,826	39,143
			15,826	99,958

Securities at fair value through	Government bonds		6,481,140	6,746,593
other comprehensive income	Foreign currency bonds		1,260,151	579,354
			7,741,291	7,325,947

Securities at amortized cost	Government bonds		1,730,170	2,894,972
		~~W~~	9,487,287	10,320,877

ii) Financial instruments that meet the derecognition criteria but are continuously involved.

As of December 31, 2024 and 2023, there are no financial instruments which meet the derecognition criteria, but the Group is continuously involved.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

10. Material accounting estimates and judgments

In preparing the consolidated financial statements, the Group makes judgments about assumptions and assumptions about the future. These estimates and judgments are continually evaluated, taking into account other factors such as past experiences and future events that are reasonably predictable from the current situation. The accounting estimates calculated in this way may not match the actual results. The judgments on accounting estimates and assumptions that include significant risks that can materially change the carrying amounts of assets and liabilities as of the reporting date are as follows:

(a) Fair value of financial instruments

The fair value of financial instruments (e.g., over-the-counter derivatives) that are not traded in an active trading market is determined using valuation techniques. As of the end of the reporting period, the Group makes judgments regarding the selection and assumptions of various valuation techniques based on major market conditions. When the valuation model is used to determine the fair value of various financial instruments that are not traded in the normal trading market, the Group uses a variety of methods from the general valuation model to the developed self-evaluation model, in which various input variables and assumptions are applied.

(b) Allowance for credit losses and provision for unused commitments

The Group assesses the impairment of the loan receivables and establishes provisions for bad debts and for unused commitment limits. The provision for such credit losses is determined by the assumptions and variables of the model used to estimate expected cash flows for each borrower to estimate the individual bad debt allowance and the collective bad debt allowance and unused commitment allowance.

(c) Impairment of non-financial assets

The Group evaluates the existence of signs of impairment for all non-financial assets at the end of each reporting period. However, for intangible assets with indefinite useful life, the impairment test is conducted every year by comparing the recoverable amount and the carrying amount regardless of signs suggesting impairment. Other non-financial assets are being tested for impairment when there is an indication that the carrying amount will not be recoverable. To calculate the value-in-use, the management chooses an appropriate discount rate to estimate the expected future cash flows from the asset or cash-generating unit and calculate the present value of the expected future cash flows.

(d) Defined benefit obligation

The present value of defined benefit obligations may vary depending on various factors determined by actuarial methods that use many assumptions. The assumptions used to determine the net cost (benefit) of the pension include the discount rate, and changes in these assumptions will affect the carrying amount of the defined benefit obligation.

The Group determines the appropriate discount rate at the end of each year. These discount rates represent the interest rates that should be used to determine the present value of estimated future cash outflows expected to occur when the defined benefit obligation is settled. The Group determines the appropriate discount rate by considering the market yields on high-quality corporate bonds that are denominated in the currency in which the pension will be paid and have maturity similar to that of the related defined benefit obligation.

Other major assumptions related to defined benefit obligations are based on some current market conditions.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

10. Material accounting estimates and judgments (continued)

(e) Insurance contract liabilities and reinsurance contract assets (liabilities)

The Group calculates the present value of the future cash flows of the remaining benefit liabilities and incurred claims liabilities for measurement purposes. This involves estimating the neutral present value of future cash flows, considering the time value of money, adjusting for financial risks associated with future cash flows, and making risk adjustments for non-financial risks. The measurement of the present value of these cash flows is determined by estimating relevant market variables, assessing uncertainties regarding the amounts and timing of future cash flows, considering actuarial and economic assumptions, and other risks.

The number of coverage units in the group of insurance contracts is determined by considering the amount of benefit provided by contracts within the group the duration of expected coverage, the frequency and recurrence of the coverage risk for all coverage units allocated to the current period.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

11. Cash and due from banks at amortized cost

(a) Cash and due from banks at amortized cost as of December 31, 2024 and 2023 are as follows:

		2024	2023
Cash and cash equivalents:
Savings account	~~W~~	138,684	367,733
Current account		57	59
Others		691,258	646,285
		829,999	1,014,077
Due from banks at amortized cost:
Time deposit		539,407	486,128
Installment savings		228,250	228,250
Other deposits		100,403	112,233
(Credit loss allowance)		(2,731)	(2,682)
		865,329	823,929
	~~W~~	1,695,328	1,838,006

(b) Restricted due from banks at amortized cost as of December 31, 2024 and 2023 are as follows:

		2024	2023	Restrictions on use
Due from banks denominated in won	~~W~~	60,661	57,266	Sales-related pledge establishment, deposits for opening current accounts, deposits for futures transaction, etc.
Due from banks denominated in foreign currency		15,735	17,105
	~~W~~	76,396	74,371

(*) Due from banks at amortized cost is the amount before deducting the allowance for credit losses.

(c) The changes in credit loss allowance for due from banks measured at amortized cost for the years ended December 31, 2024 and 2023, are as follows:

		Designated for measurement of 12-month expected credit loss
		2024	2023
Beginning balance of credit loss allowance	~~W~~	2,682	2,335
Provision for credit loss allowance		(112)	382
Others (*)		161	(35)
Ending balance of credit loss allowance	~~W~~	2,731	2,682

(*) Other changes are due to exchange rate fluctuations.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

12. Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of December 31, 2024 and 2023, are as follows:

		2024	2023
Due from banks:
Due from banks in foreign currency	~~W~~	35,450	30,743
Securities:
Debt securities:
Government bonds		1,395,210	1,416,833
Special purpose bonds		107,425	173,700
Financial institutions bonds		163,929	167,426
Corporate bonds		146,417	147,066
Puttable stocks		56,035	44,344
Puttable equity instruments		245,761	263,274
Beneficiary certificates		5,850,511	5,487,401
Other securities		202,256	241,102
Debt securities in foreign currency		223,895	176,757
Puttable financial instruments in foreign currency		3,035	2,874
Beneficiary certificates in foreign currency		1,400,558	1,200,728
Other securities in foreign currency		214,102	289,015
		10,009,134	9,610,520
Equity securities:
Stocks		1,187,865	1,485,405
Foreign stocks		668	642
		1,188,533	1,486,047
		11,197,667	11,096,567
	~~W~~	11,233,117	11,127,310

(b) Gains and losses on financial assets at fair value through profit or loss

Gains and losses on financial assets at fair value through profit or loss for the years ended December 31, 2024 and 2023, are as follows:

		2024	2023
Gain on financial assets measured at fair value through profit or loss:
Gain on valuation	~~W~~	478,329	679,827
Gain on disposal		269,545	271,327
Others		243,978	222,378
		991,852	1,173,532
Loss on financial assets measured at fair value through profit or loss:
Loss on valuation		449,660	228,402
Loss on disposal		180,701	124,374
		630,361	352,776
Net gain on financial assets at fair value through profit or loss	~~W~~	361,491	820,756

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

13. Securities at fair value through other comprehensive income

(a) Securities at fair value through other comprehensive income as of December 31, 2024 and 2023, are as follows:

		2024	2023
Debt securities:
Government bonds	~~W~~	22,596,093	20,291,960
Special purpose bonds		7,376,549	7,612,912
Financial institution bonds		956,661	979,921
Corporate bonds		2,868,627	3,071,706
Debt securities in foreign currency		3,736,919	3,293,752
Other securities in foreign currency		327,643	314,367
		37,862,492	35,564,618

Equity securities (*):
Stocks		2,504	2,932
Other securities		158,911	107,430
		161,415	110,362
	~~W~~	38,023,907	35,674,980

(*) The Group elected to designate as equity securities measured at fair value through other comprehensive income for reasons such as retention as required by its policy.

(b) Changes in total carrying amount

The changes in total carrying amount of debt securities at fair value through other comprehensive income for the years ended December 31, 2024 and 2023, are as follows:

		12-month expected credit loss
		2024	2023
Beginning balance (*1)	~~W~~	35,564,618	32,598,753
Acquisition		4,651,017	3,293,721
Disposal and redemption		(4,136,394)	(3,603,565)
Others (*2)		1,783,251	3,275,709
Ending balance (*1)	~~W~~	37,862,492	35,564,618

(*1) The total carrying amount subject to credit loss allowance is the amortized cost of the debt securities.

(*2) Included the effects of valuation, changes in foreign exchange rates, etc.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

13. Securities at fair value through other comprehensive income (continued)

(c) Changes in credit loss allowance

Changes in credit loss allowance for debt securities at fair value through other comprehensive income for the years ended December 31, 2024 and 2023, are as follows:

		12-month expected credit loss
		2024	2023
Beginning balance (*)	~~W~~	9,466	13,752
Reversal of credit loss allowance		(1,257)	(4,245)
Other		(2)	(41)
Ending balance (*)	~~W~~	8,207	9,466

(*) The above provisions for credit loss were recognized in gains (losses) on valuation of securities at fair value through other comprehensive income and are not adjusted to the carrying amount of the corresponding assets in the consolidated statements of financial position.

(d) Policyholders' equity adjustments

The Group accounts for unrealized gains or losses on securities at fair value through other comprehensive income separately by accumulated other comprehensive income and policyholders’ equity in accordance with the Regulations on Supervision of Insurance Business. The details of valuation gain (loss) on securities at fair value through other comprehensive income recorded in accumulated other comprehensive income and policyholders’ equity as of December 31, 2024 and 2023 are as follows:

		2024	2023
Appropriated to the policyholders’ equity adjustment	~~W~~	(362)	(1,025)
Appropriated to the accumulated other comprehensive income		(1,765,946)	(2,496,763)
Tax effect		(633,437)	(895,579)
	~~W~~	(2,399,745)	(3,393,367)

(e) Equity instruments designated at fair value through other comprehensive income were disposed due to changes in the purpose of holding during the year ending December 31, 2024. At the time of disposal, the fair value and accumulated gains or losses reclassified within equity are as follows:

		Fair value at disposal date	Accumulated gain/loss at disposal date (*)
Stocks	~~W~~	100	(41)

(*) Accumulated gains or loss was reclassified to unappropriated retained earnings.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

13. Securities at fair value through other comprehensive income (continued)

(f) The dividend income recognized related to equity instruments at fair value through other comprehensive income for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Dividend income recognized from assets held at the end of the reporting period
Other Securities	~~W~~	4,399	2,430
Dividend income recognized from assets disposed of during the reporting period
Other Securities		-	4,434
	~~W~~	4,399	6,864

(g) Gains and losses on disposal of securities at fair value through other comprehensive income recognized for the years ended December 31, 2024 and 2023, are as follows:

		2024	2023
Gain on disposal of securities at fair value through other comprehensive income	~~W~~	79,735	54,256
Loss on disposal of securities at fair value through other comprehensive income		(96,475)	(55,895)

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

14. Securities at amortized cost

(a) Securities at amortized cost as of December 31, 2024 and 2023 are as follows:

		2024	2023
Government bonds	~~W~~	3,489,625	3,904,569
Special purpose bonds		442,475	443,662
Foreign currency securities		5,770	-
(Credit loss allowance)		(254)	(208)
	~~W~~	3,937,616	4,348,023

(b) Changes in total carrying amount

Changes in total carrying amounts of securities at amortized cost for the years ended December 31, 2024 and 2023 are as follows:

		12-month expected credit loss
		2024	2023
Beginning balance	~~W~~	4,348,231	4,339,081
Acquisition		5,460	-
Disposal		(427,906)	-
Others (*)		12,085	9,150
Ending balance	~~W~~	3,937,870	4,348,231

(*) Amounts occurred due to effective interest amortization.

(c) Changes in credit loss allowance

Changes in credit loss allowance for securities at amortized cost for the years ended December 31, 2024 and 2023 are as follows:

		12-month expected credit loss
		2024	2023

Beginning balance	~~W~~	208	315
Provision for (reversal of) credit loss allowance		43	(107)
Others (*)		3	-
Ending balance	~~W~~	254	208

(*) Other changes are due to exchange rate changes.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

14. Securities at amortized cost (continued)

(d) Gains or losses on derecognition

Gains or losses on derecognition of securities at amortized cost for the year ended December 31, 2024 are as follows:

		Par value	Book value	Gains or losses resulting from derecognition (*)
Government bonds	~~W~~	370,000	427,906	21,719

(*) ~~W~~ 42,081 million of accumulated other comprehensive income on bond forwards was reclassified as profit for the year and included in the gains or losses amount due to disposal upon the derecognition of securities at amortized cost.

Certain securities at amortized cost were disposed during the year ended December 31, 2024 to secure additional asset duration for the purpose of comprehensive assets and liabilities management in response to changes in interest rates.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

15. Investments in associates

(a) Investments in associates as of December 31, 2024 and 2023 are as follows:

Investees	Location	Reporting month	Ownership (%)			Carrying amount
			2024	2023		2024	2023
iPIXEL Co., Ltd.(*1)(*2)	Korea	December	10.51	11.54	~~W~~	-	-
Findvalue JD Fund No.1	Korea	December	27.03	27.03		897	884
IGIS Private Real Estate Investment Trust 517-1	Korea	December	46.78	46.67		26,565	25,072
					~~W~~	27,462	25,956

(*1) Although the ownership percentages are less than 20%, the Group applies the equity method accounting as it participates in policy-making processes and therefore can exercise significant influence on the investee.

(*2) Recognized impairment with the residual value of ~~W~~ 1,000 in the year ended December 31, 2023.

(b) Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows:

		2024
Investees		Beginning balance	Acquisition	Equity method gain (loss)	Ending balance
Findvalue JD Fund No.1	~~W~~	884	-	13	897
IGIS Private Real Estate Investment Trust 517-1		25,072	2,400	(907)	26,565
	~~W~~	25,956	2,400	(894)	27,462

		2023
Investees		Beginning balance	Acquisition	Equity method gain (loss)	Other Increases or decreases	Impair -ment(*)	Ending balance
iPIXEL Co., Ltd.	~~W~~	355	-	(65)	-	(290)	-
IMM Long-term Solution Private Equity Fund		39,695	-	-	(39,695)	-	-
Findvalue JD Fund No.1		993	-	(109)	-	-	884
IGIS Private Real Estate Investment Trust 517-1		-	25,200	(128)	-	-	25,072
	~~W~~	41,043	25,200	(302)	(39,695)	(290)	25,956

(*) Equity method loss was continuously recorded since the acquisition, and an impairment loss was recognized as it fell below its cost.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

15. Investments in associates (continued)

(c) The financial position as of December 31, 2024 and 2023 and the summary financial information of the associate related to management performance for the years ended December 31, 2024 and 2023 are as follows.

		2024
Investees		Assets	Liabilities	Equity	Operating income	Net income	Total comprehensive income
iPIXEL Co., Ltd.	~~W~~	881	564	317	14	(1,396)	(1,396)
Find JD Fund No.1		3,300	-	3,300	-	(278)	(278)
IGIS Private Real Estate Investment Trust 517-1		57,133	346	56,787	55	(1,939)	(1,939)
	~~W~~	61,314	910	60,404	69	(3,613)	(3,613)

		2023
Investees		Assets	Liabilities	Equity	Operating income	Net income	Total comprehensive income
iPIXEL Co., Ltd.	~~W~~	310	321	(11)	180	(657)	(657)
Find JD Fund No.1		3,596	18	3,578	-	(76)	(76)
IGIS Private Real Estate Investment Trust 517-1		54,015	289	53,726	15	(274)	(274)
	~~W~~	57,921	628	57,293	195	(1,007)	(1,007)

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

16. Loans and receivables at amortized cost

(a) Loans and receivables at amortized cost as of December 31, 2024 and 2023 are as follows:

i) Loans at amortized cost

		2024	2023
Mortgage loans	~~W~~	679,799	1,009,680
Credit loans		1,754,050	2,135,903
Loans secured by third party guarantee		349,487	393,782
Other loans		60,900	121,200
		2,844,236	3,660,565
Deferred loan origination cost (fees)		783	(194)
(Credit loss allowance)		(35,565)	(37,470)
	~~W~~	2,809,454	3,622,901

ii) Receivables at amortized cost

		2024	2023
Receivables, etc.	~~W~~	104,906	154,567
Deposits		59,408	60,517
Accrued income		1,098,820	981,085
		1,263,134	1,196,169
(Present value discounts)		(2,793)	(2,876)
(Credit loss allowance)		(38,064)	(40,261)
	~~W~~	1,222,277	1,153,032

(b) Changes in total carrying value

Changes in total carrying value of loans and receivables at amortized cost for the years ended December 31, 2024 and 2023 are as follows:

i) Loans at amortized cost

		2024
		Retail loans			Corporate loans			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset
Beginning balance	~~W~~	770,296	24,596	14,249	2,640,162	211,068	-	3,660,371
Transfer to (from) 12-month expected credit loss		7,948	(7,782)	(166)	20,000	(20,000)	-	-
Transfer to (from) lifetime expected credit loss		(13,075)	13,322	(247)	(54,617)	54,617	-	-
Transfer to (from) impaired financial asset		(16,789)	(1,766)	18,555	-	-	-	-
Origination, collection and others		(65,888)	(5,572)	(2,619)	(746,864)	17,389	-	(803,554)
Charge off (*)		-	-	(10,660)	-	-	-	(10,660)
Disposal		-	-	(1,138)	-	-	-	(1,138)
Ending balance	~~W~~	682,492	22,798	17,974	1,858,681	263,074	-	2,845,019

(*) The amount of uncollected loans (principal) at amortized cost, which has been charged off but is still being recovered as of December 31, 2024, is ~~W~~ 32,322 million.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

16. Loans and receivables at amortized cost (continued)

(b) Changes in total carrying amount (continued)

Changes in total carrying amount of loans and receivables at amortized cost for the years ended December 31, 2024 and 2023 are as follows: (continued)

i) Loans at amortized cost (continued)

		2023
		Retail loans			Corporate loans			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset
Beginning balance	~~W~~	812,568	56,866	9,889	3,309,105	58,743	-	4,247,171
Transfer to (from) 12-month expected credit loss		40,563	(40,531)	(32)	39,616	(39,616)	-	-
Transfer to (from) lifetime expected credit loss		(20,075)	20,222	(147)	(167,266)	167,266	-	-
Transfer to (from) impaired financial asset		(11,560)	(1,764)	13,324	-	-	-	-
Origination, collection and others		(51,200)	(10,197)	(1,579)	(541,293)	24,675	-	(579,594)
Charge off (*)		-	-	(6,630)	-	-	-	(6,630)
Disposal		-	-	(576)	-	-	-	(576)
Ending balance	~~W~~	770,296	24,596	14,249	2,640,162	211,068	-	3,660,371

(*) The amount of uncollected loans (principal) at amortized cost, which has been charged off but is still being recovered as of December 31, 2024, is ~~W~~ 27,974 million.

ii) Receivables at amortized cost

		2024
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance (*)	~~W~~	2,986,884	2,176	44,921	3,033,981
Transfer (from) to 12-month expected credit losses		57	(54)	(3)	-
Transfer (from) to lifetime expected credit losses		(171)	174	(3)	-
Transfer (from) to impaired financial assets		(98)	(700)	798	-
Origination, collection and others		(72,119)	902	(259)	(71,476)
Charge off		-	-	(4,105)	(4,105)
Ending balance (*)	~~W~~	2,914,553	2,498	41,349	2,958,400

(*) Included the total carrying amounts of cash and cash equivalents and due from banks at amortized cost.

		2023
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance (*)	~~W~~	2,712,097	2,174	43,513	2,757,784
Transfer (from) to 12-month expected credit losses		285	(285)	-	-
Transfer (from) to lifetime expected credit losses		(617)	619	(2)	-
Transfer (from) to impaired financial assets		(6,072)	(9)	6,081	-
Origination, collection and others		281,191	(323)	(2,733)	278,135
Charge off		-	-	(1,938)	(1,938)
Ending balance (*)	~~W~~	2,986,884	2,176	44,921	3,033,981

(*) Included the total carrying amounts of cash and cash equivalents and due from banks at amortized cost.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

16. Loans and receivables at amortized cost (continued)

(c) Changes in credit loss allowance

Changes in credit loss allowance for loans and receivables at amortized cost for the years ended December 31, 2024 and 2023 are as follows:

i) Loans at amortized cost

		2024
		Retail loans			Corporate loans			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial assets	12-month expected credit loss	Lifetime expected credit loss	Impaired financial assets
Beginning balance	~~W~~	8,082	3,184	9,845	5,806	10,553	-	37,470
Transfer to (from) 12-month expected credit loss		1,282	(1,240)	(42)	301	(301)	-	-
Transfer to (from) lifetime expected credit loss		(357)	384	(27)	(120)	120	-	-
Transfer to (from) impaired financial asset		(382)	(286)	668	-	-	-	-
Provision (reversal)		(272)	1,677	12,173	(1,868)	(4,300)	-	7,410
Collection		-	-	1,780	-	-	-	1,780
Charge off		-	-	(10,660)	-	-	-	(10,660)
Disposal		-	-	(435)	-	-	-	(435)
Ending balance	~~W~~	8,353	3,719	13,302	4,119	6,072	-	35,565

		2023
		Retail loans			Corporate loans			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset
Beginning balance	~~W~~	9,648	2,812	7,341	5,756	1,744	-	27,301
Transfer to (from) 12-month expected credit loss		1,239	(1,211)	(28)	553	(553)	-	-
Transfer to (from) lifetime expected credit loss		(468)	488	(20)	(487)	487	-	-
Transfer to (from) impaired financial asset		(444)	(271)	715	-	-	-	-
Provision (reversal)		(1,893)	1,366	6,873	(16)	8,875	-	15,205
Collection		-	-	1,767	-	-	-	1,767
Charge off		-	-	(6,629)	-	-	-	(6,629)
Disposal		-	-	(173)	-	-	-	(173)
Others (*)		-	-	(1)	-	-	-	(1)
Ending balance	~~W~~	8,082	3,184	9,845	5,806	10,553	-	37,470

(*) Amounts due to loan restructuring.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

16. Loans and receivables at amortized cost (continued)

(c) Changes in credit loss allowance (continued)

Changes in credit loss allowance for loans and receivables at amortized cost for the years ended December 31, 2024 and 2023 are as follows: (continued)

ii) Receivables at amortized cost

		2024
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance (*1)	~~W~~	3,250	82	39,611	42,943
Transfer (from) to 12-month expected credit losses		8	(5)	(3)	-
Transfer (from) to lifetime expected credit losses		(2)	5	(3)	-
Transfer (from) to impaired financial assets		(2)	(15)	17	-
Provision (reversal)		(109)	23	1,722	1,636
Collection		-	-	149	149
Charge off		-	-	(4,105)	(4,105)
Others (*2)		172	-	-	172
Ending balance (*1)	~~W~~	3,317	90	37,388	40,795

(*1) Included credit loss allowance for due from banks at amortized cost.

(*2) Included the effects of changes in foreign exchange rates.

		2023
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance (*1)	~~W~~	3,150	68	38,145	41,363
Transfer (from) to 12-month expected credit losses		7	(7)	-	-
Transfer (from) to lifetime expected credit losses		(3)	5	(2)	-
Transfer (from) to impaired financial assets		(66)	(1)	67	-
Provision		200	17	3,256	3,473
Collection		-	-	85	85
Charge off		-	-	(1,940)	(1,940)
Others (*2)		(38)	-	-	(38)
Ending balance (*1)	~~W~~	3,250	82	39,611	42,943

(*1) Included credit loss allowance for due from banks at amortized cost.

(*2) Included the effect of changes in foreign exchange rates.

(d) Deferred loan origination cost (fees)

Changes in deferred loan origination cost (fees) for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Beginning balance	~~W~~	(194)	2,753
Loan origination		(1,313)	(2,256)
Amortization		2,290	(691)
Ending balance	~~W~~	783	(194)

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

17. Lease

(a) Details of the right-of-use assets as of December 31, 2024 and 2023 are as follows:

		2024
		Acquisition cost	Accumulated depreciation	Carrying amount
Real estate	~~W~~	213,019	(123,534)	89,485
Vehicle		1,297	(540)	757
	~~W~~	214,316	(124,074)	90,242

		2023
		Acquisition cost	Accumulated depreciation	Carrying amount
Real estate	~~W~~	187,209	(90,434)	96,775
Vehicle		1,222	(391)	831
	~~W~~	188,431	(90,825)	97,606

(b) Changes in the right-of-use assets for the years ended December 31, 2024 and 2023 are as follows:

		2024
		Real estate	Vehicle	Total
Beginning balance	~~W~~	96,775	831	97,606
Acquisition		33,539	462	34,001
Disposal		(2,566)	(189)	(2,755)
Depreciation		(38,753)	(347)	(39,100)
Transfer		(275)	-	(275)
Effects of foreign currency movements		765	-	765
Ending balance	~~W~~	89,485	757	90,242

		2023
		Real estate	Vehicle	Total
Beginning balance	~~W~~	115,807	659	116,466
Acquisition		24,458	940	25,398
Disposal		(5,757)	(333)	(6,090)
Depreciation		(37,371)	(435)	(37,806)
Transfer		(359)	-	(359)
Effects of foreign currency movements		(3)	-	(3)
Ending balance	~~W~~	96,775	831	97,606

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

17. Lease (continued)

(c) The amount recognized in profit or loss for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Depreciation of right-of-use assets	~~W~~	39,100	37,806
Interest expenses of lease liability		2,937	3,062
Expenses related to short-term lease		-	68
Expenses related to low-value lease assets		1,178	1,110
		43,215	42,046
Revenues from sublease of right-of-use assets		(92)	(320)
	~~W~~	43,123	41,726

(d) Total cash outflows from leases for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Cash outflows of lease liabilities	~~W~~	36,043	37,920
Cash outflows of short-term lease		-	68
Cash outflows of low-value lease assets		1,178	1,110
	~~W~~	37,221	39,098

(e) The estimated timing of outflows of lease liabilities as of the years ended December 31, 2024 and 2023 are as follows:

		2024
Due (*)		Real estate	Vehicle	Total
In 1 month or less	~~W~~	3,453	30	3,483
After 1 month through 3 months		6,639	60	6,699
After 3 months through 6 months		9,866	90	9,956
After 6 months through 1 year		18,652	171	18,823
After 1 year through 5 years		52,981	468	53,449
After 5 years		4,981	-	4,981
	~~W~~	96,572	819	97,391

(*) It is classified according to the maturity of the undiscounted contractual cash flows of lease liabilities.

		2023
Due (*)		Real estate	Vehicle	Total
In 1 month or less	~~W~~	4,360	93	4,453
After 1 month through 3 months		5,956	54	6,010
After 3 months through 6 months		8,740	79	8,819
After 6 months through 1 year		16,602	152	16,754
After 1 year through 5 years		69,010	525	69,535
After 5 years		843	-	843
	~~W~~	105,511	903	106,414

(*) It is classified according to the maturity of the undiscounted contractual cash flows of lease liabilities.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

18. Property and equipment

(a) Details of property and equipment as of December 31, 2024 and 2023 are as follows:

			2024
		Acquisition cost	Accumulated depreciation	Accumulated impairment	Carrying amount
Land	~~W~~	43,333	-	-	43,333
Buildings		36,913	(9,328)	(9,979)	17,606
Structure		3,894	(2,659)	(728)	507
Rental property(*)		48,851	(33,653)	-	15,198
Equipment(*)		123,933	(94,834)	-	29,099
Construction in progress		2,645	-	-	2,645
Other assets		387	-	-	387
	~~W~~	259,956	(140,474)	(10,707)	108,775

(*) The acquisition cost and the accumulated depreciation of the rental property and equipment include the amount related to government subsidies.

			2023
		Acquisition cost	Accumulated depreciation	Accumulated impairment	Carrying amount
Land	~~W~~	12,877	-	-	12,877
Buildings		36,898	(8,811)	(8,388)	19,699
Structure		3,894	(2,541)	(614)	739
Rental property		44,788	(27,288)	-	17,500
Equipment(*)		126,978	(93,852)	-	33,126
Construction in progress(*)		6,288	-	-	6,288
Other assets		130	-	-	130
	~~W~~	231,853	(132,492)	(9,002)	90,359

(*) The acquisition cost and the accumulated depreciation of the rental property and equipment include the amount related to government subsidies.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

18. Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2024 and 2023 are as follows:

			2024
		Beginning balance	Acquisition	Disposal	Other changes(*)	Impair- ment	Deprecia- tion	Ending balance
Land	~~W~~	12,877	24,348	-	6,108	-	-	43,333
Buildings		19,700	14	-	-	(1,590)	(518)	17,606
Structure		739	-	-	-	(113)	(119)	507
Rental property		17,500	4,359	(489)	509	-	(6,681)	15,198
Equipment		33,125	9,353	(319)	480	-	(13,540)	29,099
Construction in progress		6,288	2,465	-	(6,108)	-	-	2,645
Other assets		130	946	(13)	(676)	-	-	387
	~~W~~	90,359	41,485	(821)	313	(1,703)	(20,858)	108,775

(*) Included amounts transferred from construction in progress to land and others, and the effect of exchange rate fluctuations.

			2023
		Beginning balance	Acquisition	Disposal	Other changes(*)	Impair- ment	Deprecia- tion	Ending balance
Land	~~W~~	12,877	-	-	-	-	-	12,877
Buildings		21,483	70	-	-	(1,300)	(554)	19,699
Structure		984	-	-	-	(109)	(136)	739
Rental property		15,854	10,373	(2,190)	-	-	(6,537)	17,500
Equipment		37,616	8,977	(548)	778	-	(13,697)	33,126
Construction in progress		-	6,288	-	-	-	-	6,288
Other assets		140	772	-	(782)	-	-	130
	~~W~~	88,954	26,480	(2,738)	(4)	(1,409)	(20,924)	90,359

(*) Included amounts transferred from construction in progress to land and others, and the effect of exchange rate fluctuations.

(c) As of December 31, 2024, there are no property and equipment provided as collateral.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

19. Intangible assets

(a) Details of intangible assets as of December 31, 2024 and 2023 are as follows:

		2024				2023
		Acquisi-tion costs	Accum-ulated amortiz-ation	Accum-ulated -impairment loss	Carry -ing amount	Acquisi-tion costs	Accum-ulated amortiz-ation	Accum-ulated -impairment loss	Carry -ing amount
Goodwill	~~W~~	13,851	-	(3,560)	10,291	13,851	-	(3,560)	10,291
Development cost(*)		508,344	(343,941)	(1,168)	163,235	463,371	(282,677)	(1,001)	179,693
Software(*)		156,588	(112,848)	-	43,740	139,332	(98,313)	-	41,019
Membership		8,737	-	(380)	8,357	9,086	-	(729)	8,357
Others		7,123	(10)	-	7,113	18,463	(52)	-	18,411
	~~W~~	694,643	(456,799)	(5,108)	232,736	644,103	(381,042)	(5,290)	257,771
(*) The acquisition cost of and the accumulated amortization of the development cost and software include the amount related to government subsidies.

(b) Changes in intangible assets for the years ended December 31, 2024 and 2023 are as follows:

		2024
		Beginning balance	Acquisition	Disposal	Other changes (*)	Impair -ment loss	Amortiza -tion	Ending balance
Goodwill	~~W~~	10,291	-	-	-	-	-	10,291
Development cost		179,693	12,544	(234)	33,189	(167)	(61,790)	163,235
Software		41,019	12,966	(272)	3,795	-	(13,768)	43,740
Membership		8,357	-	-	-	-	-	8,357
Others		18,411	25,703	-	(37,000)	-	(1)	7,113
	~~W~~	257,771	51,213	(506)	(16)	(167)	(75,559)	232,736

(*) Included amounts transferred from intangible assets under development to development cost and software, and the effect of exchange rate fluctuations.

		2023
		Beginning balance	Acquisition	Disposal	Other changes (*)	Impair -ment loss	Amortiza -tion	Ending balance
Goodwill	~~W~~	13,851	-	-	-	(3,560)	-	10,291
Development cost		223,562	5,130	(2,780)	12,946	(1,001)	(58,164)	179,693
Software		42,811	6,629	(32)	5,199	-	(13,588)	41,019
Membership		5,975	3,132	(637)	-	(113)	-	8,357
Others		6,488	30,172	(6)	(18,241)	-	(2)	18,411
	~~W~~	292,687	45,063	(3,455)	(96)	(4,674)	(71,754)	257,771

(*) Included amounts transferred from intangible assets under development to development cost and software, and the effect of exchange rate fluctuations.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

19. Intangible assets (continued)

(c) Goodwill

i) Composition of goodwill

The Group’s carrying amount of goodwill for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Shinhan Financial Plus Co., Ltd.	~~W~~	10,291	10,291

ii) Goodwill impairment test

① Explanation on evaluation method

The recoverable amounts of each cash-generating unit (CGU) are evaluated based on their respective value in use.

② Projection period

The evaluation date for recoverable amount is June 30, 2024. The forecast period for assessing utility value extends 5.5 years beyond the evaluation date (from July 2024 to December 2029), with the value thereafter reflecting perpetual value.

③ Discount rates and terminal growth rate

The required rates of return expected by shareholder are applied to the discount rates. It is calculated in consideration of which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rate(%)	Terminal growth rate(%)
Shinhan Financial Plus Co., Ltd.	8.6%	1.0%

④ Total recoverable amount and total carrying amount of CGUs to which goodwill has been allocated, are as follows:

		Amount
Total recoverable amount	~~W~~	17,296
Total carrying amount (*)		15,529
	~~W~~	1,767

(*) It is the amount reflected impairment loss incurred in the CGU.

As a result of the impairment assessment on the goodwill recognized by Shinhan Financial Plus Co., Ltd, the total carrying amount exceeds the total recoverable amount and thus no impairment loss was recognized.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

20. Insured assets

Details of insurance held for cash, securities and property and equipment of the Group as of the December 31, 2024 and 2023 are as follows:

				Amount covered
Insurance type	Insured assets	Insurance company		2024	2023
Comprehensive insurance for financial institutions	Electronic financial transaction	Meritz Fire & Marine Insurance Co., Ltd., etc.	~~W~~	500	500
Comprehensive property insurance	Comprehensive property risk Mechanical risk General liability risk	Samsung Fire & Marine Insurance Co., Ltd., etc.		113,666	113,591
	Fire	DB Insurance Co, Ltd., etc.		5,725	6,775
	Property Insurance	PTI		-	2,067
Executive Liability Insurance	Directors and officers	Meritz Fire & Marine Insurance Co., Ltd.		50,000	50,000
Other insurance 1	Personal information leakage	Meritz Fire & Marine Insurance Co., Ltd., etc		6,000	5,500
Other insurance 2	Cash, securities	MG Non-life Insurance Co., Ltd.		270	540
Other insurance 3	Elevator accident	Samsung Fire & Marine Insurance Co., Ltd.		90	90
			~~W~~	176,251	179,063

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

21. Investment properties

(a) Details of investment properties as of December 31, 2024 and 2023 are as follows:

		2024			2023
		Acquisition cost	Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Land	~~W~~	6,032	-	6,032	6,032	-	6,032
Buildings		10,649	(2,496)	8,153	10,649	(2,284)	8,365
	~~W~~	16,681	(2,496)	14,185	16,681	(2,284)	14,397

(b) Changes in investment properties for the years ended December 31, 2024 and 2023 are as follows:

		2024
		Beginning balance	Depreciation	Ending balance
Land	~~W~~	6,032	-	6,032
Buildings		8,365	(212)	8,153
	~~W~~	14,397	(212)	14,185

		2023
		Beginning balance	Depreciation	Ending balance
Land	~~W~~	6,032	-	6,032
Buildings		8,578	(213)	8,365
	~~W~~	14,610	(213)	14,397

(c) Income and expenses on investment properties

Rental income on investment properties and direct operating expenses for investment properties that generated rental income for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Rental income	~~W~~	812	758
Operating expenses		212	213

(d) Fair value measurement

The fair value of investment properties as of December 31, 2024 and 2023 are as follows:

		2024	2023
Land	~~W~~	13,850	16,320
Buildings		13,161	16,320
	~~W~~	27,011	32,640

The fair value of an investment property is determined by the value measured by an independent assessment agency that has recently assessed a similar property in the area of the investment property being assessed, which is classified as Level 3 fair value based on inputs used in the valuation technique.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

22. Derivatives

(a) Notional amount of open interest in derivatives instruments as of December 31, 2024 and 2023 are as follows

		2024	2023
Currency related derivatives:
Exchange traded:
Currency futures	~~W~~	787,438	768,905
Over the counter:
Currency forward		20,188	12,868

Equity related derivatives:
Exchange traded
Equity futures		156,694	269,160
Over the counter:
Equity options		343,508	384,417

Interest rate related derivatives:
Exchange traded
Interest rate futures		68,534	99,325

Other derivatives:
Exchange traded:
Commodity futures		7,705	5,780
		1,384,067	1,540,455
Hedges:
Fair value hedges:
Currency forward		887,925	697,329
Cash flow hedges:
Currency forward		2,034,281	1,497,561
Currency swaps		3,127,576	2,816,192
Interest rate forward		2,700,358	1,681,185
		8,750,140	6,692,267
	~~W~~	10,134,207	8,232,722

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

22. Derivatives (continued)

(b) Fair value

The fair values of derivatives held as of December 31, 2024 and 2023 are as follows:

		2024		2023
		Assets	Liabilities	Assets	Liabilities
Currency related derivatives:
Exchange traded:
Currency futures	~~W~~	-	-	30	-
Over the counter:
Currency forward		-	1,799	251	22

Equity related derivatives:
Exchange traded:
Stock futures		-	159	763	39
Over the counter:
Stock options		526	-	4,625	-

Other derivatives:
Exchange traded:
Commodity futures		97	86	78	69
		623	2,044	5,747	130
Hedges:
Fair value hedges:
Currency forward		-	82,407	8,022	1,573
Cash flow hedges:
Currency forward		-	172,676	20,762	36,686
Currency swaps		2,369	245,963	38,417	96,487
Interest rate forward		114,530	53,280	49,517	105,895
		116,899	554,326	116,718	240,641
	~~W~~	117,522	556,370	122,465	240,771

(c) Gains or losses related to derivatives

Details of gains or losses related to derivatives for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Gains related to derivatives	~~W~~	66,441	153,712
Losses related to derivatives		752,884	307,698

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

22. Derivatives (continued)

(d) Gains and losses on valuation of derivatives

Details of valuation gains and losses of derivatives for the years ended December 31, 2024 and 2023 are as follows:

		2024
		Profit or loss		Other comprehensive income (*1) (*2)
		Valuation gain	Valuation loss
Currency related derivatives:
Over the counter:
Currency forward	~~W~~	-	2,000	-

Equity related derivatives:
Exchange traded:
Equity futures		-	159	-
Over the counter:
Equity options		64	1,633	-

Other derivatives:
Exchange traded:
Commodity futures		97	87	-
		161	3,879	-
Hedges:
Fair value hedges:
Currency forward		-	87,711	-
Cash flow hedges:
Currency forward		-	196,570	20,961
Currency swaps		-	225,780	7,578
Interest rate forward		21	7,414	122,904
		21	517,475	151,443
	~~W~~	182	521,354	151,443

(*1) The other comprehensive income resulting from the application of cash flow hedge accounting is the amount before deducting the tax effect.

(*2) The change in the accumulated other comprehensive income for the year ended December 31, 2024, amounting to ~~W~~ (88,537) million, arising from expired bond forwards and interest rate swaps as of December 31, 2024, has been excluded.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

22. Derivatives (continued)

(d) Gains and losses on valuation of derivatives (continued)

		2023
		Profit or loss		Other comprehensive income (*1) (*2)
		Valuation gain	Valuation loss
Currency related derivatives:
Exchange traded:
Currency futures	~~W~~	30	-	-
Over the counter:
Currency forward		251	440	-

Equity related derivatives:
Exchange traded:
Equity futures		763	39	-
Over the counter:
Equity options		1,295	879	-

Other derivatives:
Exchange traded:
Commodity futures		77	69	-
		2,416	1,427	-
Hedges:
Fair value hedges:
Currency forward		6,750	2,467	-
Cash flow hedges:
Currency forward		14,818	15,648	3,098
Currency swaps		6,858	79,377	7,019
Interest rate forward		149	2,281	148,331
		28,575	99,773	158,448
	~~W~~	30,991	101,200	158,448

(*1) The other comprehensive income resulting from the application of cash flow hedge accounting is the amount before deducting the tax effect.

(*2) Excluded the change in the accumulated other comprehensive income for the year ended December 31, 2024, amounting to ~~W~~ (14,659) million, arising from bond forwards and interest rate swaps which are matured as of December 31, 2023.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

22. Derivatives (continued)

(e) Gains or losses related to hedge

i) The amounts recognized in profit or loss due to the ineffectiveness of the hedge in fair value hedges for the years ended December 31, 2024 and 2023 are as follows:

		2024
Fair value hedge		Fair value hedge designated gains or losses (hedged item)	Fair value hedge designated gains or losses (hedging instrument)	Ineffective portion of hedge recognized at profit or loss (*)
Foreign currency risk	~~W~~	102,006	(105,605)	(3,599)

(*) An ineffective portion of hedge is the difference of hedging gains or losses between the hedging instrument and the hedged item.

		2023
Fair value hedge		Fair value hedge designated gains or losses (hedge item)	Fair value hedge designated gains or losses (hedging instrument)	Ineffective portion of hedge recognized at profit or loss (*)
Foreign currency risk	~~W~~	4,102	(2,392)	1,710

(*) An ineffective portion of hedge is the difference of hedging gains or losses between the hedging instrument and the hedged item.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

22. Derivatives (continued)

(e) Gains or losses related to hedge (continued)

ii) The amounts and the accounts affecting profit or loss and other comprehensive income due to the ineffectiveness of the hedge in cash flow hedges for the years ended December 31, 2024 and 2023 are as follows:

		2024
Cash flow hedge		Hedge gains or losses for the reporting period recognized at other comprehensive income (*1)	Ineffective portion of hedge recognized at profit or loss (*2)	Amount reclassified from cash flow hedge reserves to profit or loss
Interest rate risk	~~W~~	122,904	(7,393)	-
Foreign currency risk		28,539	(1,934)	(461,137)
Discontinuation of Hedging (*3)		(88,537)	-	47,915
	~~W~~	62,906	(9,327)	(413,222)

(*1) Amount before deduction of income tax effect as other comprehensive income in the statement of comprehensive income.

(*2) Ineffective portion of hedge: difference of hedging gains or losses between the hedging instrument and the hedged item

(*3) A derivative contract to avoid the risk of cash flow changes in debt securities due to changes in interest rates, which has matured as of the end of the reporting period.

		2023
Cash flow hedge		Hedge gains or losses for the reporting period recognized at other comprehensive income (*1)	Ineffective portion of hedge recognized at profit or loss (*2)	Amount reclassified from cash flow hedge reserves to profit or loss
Interest rate risk	~~W~~	148,331	(2,132)	-
Foreign currency risk		10,117	(5,466)	(112,246)
Discontinuation of Hedging (*3)		(14,659)	-	14,659
	~~W~~	143,789	(7,598)	(97,587)

(*1) Amount before deduction of income tax effect as other comprehensive income in the statement of comprehensive income.

(*2) Ineffective portion of hedge: difference of hedging gains or losses between the hedging instrument and the hedged item

(*3) A derivative contract to avoid the risk of cash flow changes in debt securities due to changes in interest rates, which has matured as of the end of the reporting period.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

22. Derivatives (continued)

(f) Effects of hedge accounting on the consolidated statement of financial position, the consolidated statement of comprehensive income, and the consolidated statement of changes in equity

i) Hedging purpose and strategy

The Group trades derivative instruments to avoid exchange risk and interest rate arising from the assets of the Group. The Group applies fair value hedge accounting using currency forward to avoid fair value changes due to exchange rate changes of foreign currency beneficiary certificates. The Group also applies cash flow hedge accounting using currency forward, currency swap and interest rate forward to avoid cash flow volatility caused by exchange rate and interest rate changes of foreign currency bonds and structured deposits, as well as bonds in Won.

ii) Average hedge ratio

Nominal amounts and average hedge ratios for hedging instruments for the years ended December 31, 2024 and 2023 are as follows:

		2024
		In 1 year or less	After 1 year through 2 years	After 2 years through 3 years	After 3 years through 4 years	After 4 years through 5 years	After 5 years	Total

Interest rate risk
- Nominal amount of hedging instrument	~~W~~	103,543	1,064,184	670,683	673,962	83,822	104,164	2,700,358
- Average price		3.20%	2.66%	3.24%	3.46%	3.28%	3.12%
- Average hedge ratio		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Foreign currency risk(*)
- Nominal amount of hedging instruments	~~W~~	1,394,926	808,654	1,203,322	1,457,542	737,635	447,703	6,049,782
- Average hedge ratio:		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(*) The average exchange rates for the hedging instruments are USD/KRW 1,276.06, EUR/KRW 1,396.60, GBP/KRW 1,569.16, AUD/KRW 883.39, and SEK/KRW 127.57.

		2023
		In 1 year or less	After 1 year through 2 years	After 2 years through 3 years	After 3 years through 4 years	After 4 years through 5 years	After 5 years	Total

Interest rate risk
- Nominal amount of hedging instrument	~~W~~	202,945	18,144	815,507	361,589	283,000	-	1,681,185
- Average price		2.27%	2.38%	2.53%	3.42%	3.66%	-
- Average hedge ratio		100.0%	100.0%	100.0%	100.0%	100.0%	-	100.0%

Foreign currency risk(*)
- Nominal amount of hedging instruments	~~W~~	1,285,031	906,074	825,018	845,547	1,080,163	69,249	5,011,082
- Average hedge ratio:		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(*) The average exchange rates for the hedging instruments are USD/KRW 1,235.76, EUR/KRW 1,381.85, GBP/KRW 1,534.90, AUD/KRW 858.03, and SEK/KRW 126.81.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

22. Derivatives (continued)

(f) Effects of hedge accounting on the consolidated statement of financial position, the consolidated statement of comprehensive income, and the consolidated statement of changes in equity (continued)

iii) The impact of hedging instruments on the consolidated statement of financial position, the consolidated statement of comprehensive income, and the consolidated statement of changes in equity as of and for the years ended December 31, 2024 and 2023

		2024
		Nominal amount	Carrying value		Fair value changes during the period
			Asset	Liability
Fair value hedge:
Currency forward	~~W~~	887,925	-	82,407	(105,605)
Cash flow hedge:
Interest rate forward		2,700,358	114,530	53,280	87,936
Currency swap		3,127,576	2,369	245,963	(214,801)
Currency forward	~~W~~	2,034,281	-	172,676	(173,472)

		2023
		Nominal amount	Carrying value		Fair value changes during the period
			Asset	Liability
Fair value hedge:
Currency forward	~~W~~	697,329	8,022	1,573	3,927
Cash flow hedge:
Interest rate forward		1,681,185	49,517	105,895	144,167
Currency swap		2,816,192	38,417	96,487	(63,424)
Currency forward	~~W~~	1,497,561	20,762	36,686	3,880

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

22. Derivatives (continued)

(f) Effects of hedge accounting on the consolidated statement of financial position, the consolidated statement of comprehensive income, and the consolidated `statement of changes in equity (continued)

iv) The impact of hedged items on the consolidated statement of financial position, the consolidated statement of comprehensive income, the consolidated statement of changes in equity as of and for the years ended December 31, 2024 and 2023

		2024
		Carrying value		Accumulated adjustments for fair value hedge		FV changes during the period	Cash flow hedge reserves
		Asset	Liability	Asset	Liability
Fair value hedge
Foreign exchange risk: securities in foreign currencies	~~W~~	948,976	-	-	-	102,006	-
Cash flow hedge
Interest rate risk: bonds in won and in foreign currencies		409,183	-	-	-	-	43,768
Foreign exchange risk: bonds and loans in foreign currencies	~~W~~	3,698,841	-	-	-	413,772	79,166

		2023
		Carrying value		Accumulated adjustments for fair value hedge		FV changes during the period	Cash flow hedge reserves
		Asset	Liability	Asset	Liability
Fair value hedge
Foreign exchange risk: securities in foreign currencies	~~W~~	724,375	-	-	-	(1,109)	-
Cash flow hedge
Interest rate risk: bonds in won and in foreign currencies		641,750	-	-	-	-	9,401
Foreign exchange risk: bonds and loans in foreign currencies	~~W~~	3,367,726	-	-	-	67,884	50,627

(g) As of December 31, 2024, due from banks with restriction on use related to derivative transactions is ~~W~~ 74,296 million (~~W~~ 72,150 as of December 31, 2023) and ~~W~~ 24,231 million of which is deposited at Shinhan Securities Co., Ltd., a related party.

(h) As of December 31, 2024, financial assets of ~~W~~718,881 million (~~W~~500,445 million as of December 31, 2023) are provided as collateral to financial institutions such as Samsung Futures Co., Ltd. for derivatives transactions. Of these, the collateral amount provided to the related party, Shinhan Securities Co., Ltd. and Shinhan Bank Co., Ltd. is ~~W~~22,155 and ~~W~~115,966 million, respectively.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

23. Other assets

Other assets as of December 31, 2024 and 2023 are as follows:

		2024	2023
Prepaid expense	~~W~~	122,025	98,651
Prepayments		73	972
Others		56	48
	~~W~~	122,154	99,671

24. Pledged Assets

The assets pledged as collateral as of December 31, 2024 and 2023 are as follows:

		2024	2023	Reason for collateral
Securities at fair value through profit or loss	~~W~~	101,197	132,226	Variable annuity funds substitute securities
Securities at fair value through other comprehensive income		512,157	294,262	Derivatives, compensation joint fund
Securities at amortized cost		105,527	82,252	Derivatives
Investment property		376	-	Settlement of mortgage loan
Time Deposits		2,061	2,130	Pledge
	~~W~~	721,318	510,870

25. Insurance contract liabilities

(a) The carrying amount of insurance contract liabilities as of December 31, 2024 and 2023, is as follows:

		2024	2023
Life	~~W~~	17,613,660	14,357,124
Health		5,411,290	5,194,258
Pension savings		20,425,185	20,752,206
Variable insurance		4,970,853	5,225,398
Others		-	5,001
	~~W~~	48,420,988	45,533,987

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(b) Measurement model and the carrying value of each product portfolio for insurance contract liabilities are as follows:

		2024
		General measurement model			Variable fee approach			Premium allocation approach
		Estimates of present value of future cash flows	Risk adjustments	Contractual service margin	Estimates of present value of future cash flows	Risk adjustments	Contractual service margin
Non-Par
Participating death	~~W~~	745,498	9,632	37,819	-	-	-	-
Non-participating death		9,422,649	517,744	2,397,806	-	-	-	-
Participating health		41,039	662	2,939	-	-	-	-
Non-participating health		1,140,636	558,115	3,004,689	-	-	-	171
Participating annuity & savings		1,283,222	4,022	91	-	-	-	-
Non-participating annuity & savings		833,532	359	70	-	-	-	-
Indirect-Par
Non-participating death		3,332,895	116,290	551,776	-	-	-	-
Variable death		789,150	56,804	87,522	-	-	-	-
Participating annuity & savings		2,888,543	6,661	77,684	-	-	-	-
Non-participating annuity & savings		12,361,824	40,368	891,849	-	-	-	-
Asset-linked annuity & savings		1,299,061	2,990	126,162	-	-	-	-
Direct-Par
Variable annuity & savings		-	-	-	3,908,127	19,038	48,386	-
	~~W~~	34,138,049	1,313,647	7,178,407	3,908,127	19,038	48,386	171

(*) The above table is prepared for remaining coverage, and the negative amount represents asset for remaining coverage. Non-par refers to insurance contracts for which changes in assumptions that relate to financial risk do not have a substantial effect on the amounts paid to a policyholder so that payments to the policyholder rarely vary with returns on underlying items. Indirect-par refers to insurance contracts for which changes in assumptions that relate to financial risk have a substantial effect on the amounts paid to a policyholder and payments to the policyholder vary with returns on underlying items. Underlying items are clearly identified and a substantial share of the returns on the underlying items is paid to the policyholder but that amount is not a significant portion of the total contractual benefits. Direct-par is insurance contracts with direct participation features.

		2023
		General measurement model			Variable fee approach			Premium allocation approach
		Estimates of present value of future cash flows	Risk adjustments	Contractual service margin	Estimates of present value of future cash flows	Risk adjustments	Contractual service margin
Non-Par
Participating death	~~W~~	675,617	9,875	25,350	-	-	-	-
Non-participating death		7,125,640	453,486	2,182,761	-	-	-	-
Participating health		42,393	667	3,927	-	-	-	-
Non-participating health		1,366,376	421,732	2,670,104	-	-	-	98
Participating annuity & savings		1,125,639	3,557	1,960	-	-	-	-
Non-participating annuity & savings		415,641	52	24	-	-	-	-
Others		4,941	-	-	-	-	-	-
Indirect-Par
Non-participating death		2,589,567	110,308	727,506	-	-	-	-
Variable death		510,860	62,229	257,424	-	-	-	-
Participating annuity & savings		2,731,757	5,402	57,078	-	-	-	-
Non-participating annuity & savings		13,187,900	43,293	1,011,998	-	-	-	-
Asset-linked annuity & savings		1,405,274	2,417	137,998	-	-	-	-
Direct-Par
Variable annuity & savings		-	-	-	4,222,532	19,918	92,596	-
	~~W~~	31,181,605	1,113,018	7,076,130	4,222,532	19,918	92,596	98

(*) The above table is prepared for remaining coverage, and the negative amount represents asset for remaining coverage. Non-par refers to insurance contracts for which changes in assumptions that relate to financial risk do not have a substantial effect on the amounts paid to a policyholder so that payments to the policyholder rarely vary with returns on underlying items. Indirect-par refers to insurance contracts for which changes in assumptions that relate to financial risk have a substantial effect on the amounts paid to a policyholder and payments to the policyholder vary with returns on underlying items. Underlying items are clearly identified and a substantial share of the returns on the underlying items is paid to the policyholder but that amount is not a significant portion of the total contractual benefits. Direct-par is insurance contracts with direct participation features.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

25. Insurance contract liabilities (continued)

(c) As of December 31, 2024, and December 31, 2023, the Group applied the following assumptions for estimates future cash flows for the contracts held, along with the basis for their determination.

	Assumptions
Classification	2024	2023	Assumptions used and measurement basis
Surrender ratio	0% ~ 69.75%	0% ~ 73.78%

- The ratio of surrendered contract amounts to the retained contract amounts, calculated based on statistics, by premium payment type, product group, interest rate category, payment term (zero/low-surrender-value insurance products), and duration.

- For zero/low-surrender-value insurance products, the surrender ratio for the period when there is insufficient experience statistics is calculated, using the log-linear regression model, so that it converges to 0.1% at the time of completion of premium payments

Loss ratio	8% ~ 316%	17% ~ 756%

- Other than general mortality: the ratio of accident claims to insurance premiums to on-level risk insurance premiums by risk coverage and elapsed period based on the last five years' experience statistics

- General mortality: the ratio of actual mortality rate to expected mortality rate by risk coverage and elapsed period based on the last five years' experience statistics

Expense ratio	-	-

- Calculate unit costs such as performance, agent commissions, number of new/retained contracts, initial/continuing premiums, reserve funds, etc. based on a business plan (budget) incorporating future expense policies based on recent experience statistics

Discount rate	2.31% ~ 4.55%	3.75% ~ 4.80%	- Disclosure standard interest rate term structure provided by the Financial Supervisory Service
The confidence level for the risk adjustments regarding non-financial risk	75%	75%

- The risk adjustment is calculated as the portion of 75th percentile exceeding the probability-weighted average of the present value of future cash flows, assuming that the probability distribution of the present value of future cash flows follows a normal distribution at each reporting date.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(d) Expected claims by period compared to risk premiums are as below:

	2024
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Years 11 to 15	Years 16 to 20	Years 21 to 25	Years 26 to 30	Years after 30	Present value
Non-Par
Participating death
Expected claim (A) ~~W~~	11,728	11,909	12,079	12,236	12,374	12,481	12,563	12,619	12,629	12,591	60,612	53,866	46,237	40,605	96,060	236,748
Risk Premium (B)	32,295	33,397	34,598	35,778	36,938	38,039	39,111	40,124	41,027	41,820	216,897	219,831	210,573	187,071	372,699	852,625
Loss ratio (A/B)	36.31%	35.66%	34.91%	34.20%	33.50%	32.81%	32.12%	31.45%	30.78%	30.11%	27.95%	24.50%	21.96%	21.71%	25.77%	27.77%
Non-participating death
Expected claim (A) ~~W~~	481,738	481,227	483,311	483,429	483,296	484,440	485,622	486,076	486,792	487,400	2,439,243	2,353,694	2,140,987	1,773,932	5,446,566	9,892,855
Risk Premium (B)	553,429	557,185	557,104	555,763	560,146	562,067	566,604	574,630	581,337	589,885	3,048,605	3,152,033	3,129,258	2,889,024	9,718,037	13,360,811
Loss ratio (A/B)	87.05%	86.37%	86.75%	86.98%	86.28%	86.19%	85.71%	84.59%	83.74%	82.63%	80.01%	74.67%	68.42%	61.40%	56.05%	74.04%
Participating health
Expected claim (A) ~~W~~	2,208	2,083	2,043	1,843	1,746	1,677	1,597	1,508	1,423	1,348	5,485	3,667	2,350	1,510	4,482	23,521
Risk Premium (B)	3,013	2,881	2,867	2,651	2,557	2,495	2,419	2,326	2,237	2,158	9,333	6,933	4,992	3,532	8,108	37,914
Loss ratio (A/B)	73.29%	72.29%	71.25%	69.53%	68.27%	67.20%	66.03%	64.84%	63.61%	62.46%	58.77%	52.89%	47.08%	42.76%	55.28%	62.04%
Non-participating health
Expected claim (A) ~~W~~	631,453	616,108	599,988	592,367	589,999	590,001	586,123	584,930	590,297	597,004	3,059,846	3,202,230	3,196,124	3,105,639	14,873,727	14,556,485
Risk Premium (B)	652,227	634,482	614,584	599,689	591,661	586,516	579,600	576,028	581,959	580,852	2,945,773	2,992,861	3,063,436	2,952,901	12,889,375	13,989,143
Loss ratio (A/B)	96.81%	97.10%	97.63%	98.78%	99.72%	100.59%	101.13%	101.55%	101.43%	102.78%	103.87%	107.00%	104.33%	105.17%	115.40%	104.06%
Participating annuity & savings
Expected claim (A) ~~W~~	963	835	721	614	521	441	384	348	322	299	1,539	2,082	3,079	4,450	31,390	16,897
Risk Premium (B)	2,567	2,346	2,137	1,926	1,746	1,586	1,466	1,414	1,392	1,384	7,731	10,375	13,936	17,699	77,819	58,410
Loss ratio (A/B)	37.53%	35.60%	33.73%	31.85%	29.86%	27.79%	26.18%	24.59%	23.15%	21.64%	19.90%	20.06%	22.10%	25.14%	40.34%	28.93%
Non-participating annuity & savings
Expected claim (A) ~~W~~	138	139	108	60	46	15	14	13	12	12	54	53	59	67	278	694
Risk Premium (B)	291	270	197	100	90	53	51	51	50	48	240	232	223	207	635	1,716
Loss ratio (A/B)	47.46%	51.43%	54.71%	59.60%	50.87%	28.29%	27.28%	26.19%	24.81%	24.06%	22.63%	22.89%	26.29%	32.62%	43.79%	40.43%

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(d) Expected claims by period compared to risk premiums are as below: (continued)

	2024
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Years 11 to 15	Years 16 to 20	Years 21 to 25	Years 26 to 30	Years after 30	Present value
Indirect-Par
Non-participating death
Expected claim (A) ~~W~~	133,459	136,517	137,827	138,106	139,295	138,998	139,584	141,183	140,611	140,429	704,374	689,595	657,398	606,310	2,232,023	3,043,396
Risk Premium (B)	129,015	129,635	130,579	131,034	132,275	133,205	134,789	137,133	138,508	140,416	732,659	774,047	793,446	768,261	2,746,956	3,322,462
Loss ratio (A/B)	103.44%	105.31%	105.55%	105.40%	105.31%	104.35%	103.56%	102.95%	101.52%	100.01%	96.14%	89.09%	82.85%	78.92%	81.25%	91.60%
Variable death
Expected claim (A) ~~W~~	57,236	56,123	55,291	54,464	54,002	53,584	53,407	53,179	52,880	53,255	273,842	291,303	309,503	315,823	1,279,070	1,350,287
Risk Premium (B)	65,830	65,290	64,717	63,994	63,760	63,882	64,406	65,042	65,765	67,008	354,677	384,462	391,274	350,069	772,704	1,507,775
Loss ratio (A/B)	86.95%	85.96%	85.44%	85.11%	84.70%	83.88%	82.92%	81.76%	80.41%	79.48%	77.21%	75.77%	79.10%	90.22%	165.53%	89.55%
Participating annuity & savings
Expected claim (A) ~~W~~	432	404	384	363	343	325	306	286	267	252	1,058	721	391	186	359	4,355
Risk Premium (B)	1,067	945	871	793	707	626	558	493	432	384	1,387	880	504	237	387	7,890
Loss ratio (A/B)	40.52%	42.80%	44.08%	45.75%	48.59%	51.96%	54.86%	57.94%	61.78%	65.69%	76.28%	81.91%	77.61%	78.55%	92.87%	55.20%
Non-participating annuity & savings
Expected claim (A) ~~W~~	5,986	5,618	5,365	5,061	4,813	4,604	4,384	4,128	3,815	3,635	15,490	11,425	8,029	4,743	3,736	64,293
Risk Premium (B)	8,324	7,766	7,306	6,832	6,430	6,081	5,762	5,386	4,964	4,699	19,904	14,346	10,232	6,384	6,107	85,471
Loss ratio (A/B)	71.91%	72.34%	73.43%	74.08%	74.85%	75.71%	76.08%	76.64%	76.85%	77.37%	77.82%	79.64%	78.47%	74.30%	61.18%	75.22%
Asset-linked annuity & savings
Expected claim (A) ~~W~~	886	841	804	769	727	682	642	601	546	497	1,962	1,231	732	377	234	8,600
Risk Premium (B)	1,106	1,048	1,002	956	898	844	794	741	654	593	2,339	1,456	861	444	271	10,531
Loss ratio (A/B)	80.09%	80.22%	80.27%	80.42%	80.90%	80.82%	80.82%	81.22%	83.43%	83.67%	83.88%	84.53%	84.98%	85.05%	86.34%	81.66%
Direct-Par
Variable annuity & savings
Expected claim (A) ~~W~~	8,045	7,272	6,557	5,945	5,438	4,988	4,560	4,162	3,755	3,351	12,496	7,352	4,077	2,033	2,416	62,919
Risk Premium (B)	9,324	8,484	7,700	6,991	6,379	5,829	5,306	4,800	4,346	3,944	15,041	9,480	6,044	3,795	8,260	76,773
Loss ratio (A/B)	86.29%	85.72%	85.15%	85.05%	85.25%	85.56%	85.94%	86.70%	86.40%	84.98%	83.08%	77.55%	67.45%	53.56%	29.26%	81.95%
Total
Expected claim (A) ~~W~~	1,334,272	1,319,076	1,304,478	1,295,257	1,292,600	1,292,236	1,289,186	1,289,033	1,293,349	1,300,073	6,576,001	6,617,219	6,368,966	5,855,675	23,970,341	29,261,050
Risk Premium (B)	1,458,488	1,443,729	1,423,662	1,406,507	1,403,587	1,401,223	1,400,866	1,408,168	1,422,671	1,433,191	7,354,586	7,566,936	7,624,779	7,179,624	26,601,358	33,311,521
Loss ratio (A/B)	91.48%	91.37%	91.63%	92.09%	92.09%	92.22%	92.03%	91.54%	90.91%	90.71%	89.41%	87.45%	83.53%	81.56%	90.11%	87.84%

(*1) Prepared for remaining coverage of underlying insurance contracts.

(*2) Expected claims exclude items not corresponding to risk premiums (life annuity)

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(d) Expected claims by period compared to risk premiums are as below: (continued)

	2023
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Years 11 to 15	Years 16 to 20	Years 21 to 25	Years 26 to 30	Years after 30	Present value
Non-Par
Participating death
Expected claim (A) ~~W~~	12,441	12,626	12,785	12,929	13,047	13,132	13,178	13,186	13,156	13,084	62,661	54,846	45,231	37,162	97,731	221,946
Risk Premium (B)	31,681	32,700	33,737	34,814	35,849	36,845	37,780	38,669	39,482	40,177	207,114	207,083	196,267	173,077	350,054	737,626
Loss ratio (A/B)	39.27%	38.61%	37.90%	37.14%	36.39%	35.64%	34.88%	34.10%	33.32%	32.56%	30.25%	26.48%	23.05%	21.47%	27.92%	30.09%
Non-participating death
Expected claim (A) ~~W~~	473,453	477,746	481,794	485,059	486,852	489,099	491,743	493,679	494,649	494,327	2,445,819	2,274,125	1,994,745	1,604,631	4,632,966	8,754,216
Risk Premium (B)	548,897	551,069	555,951	561,691	568,546	576,270	583,860	590,750	598,494	605,513	3,099,560	3,110,326	2,990,179	2,682,341	8,226,377	11,794,725
Loss ratio (A/B)	86.26%	86.69%	86.66%	86.36%	85.63%	84.87%	84.22%	83.57%	82.65%	81.64%	78.91%	73.12%	66.71%	59.82%	56.32%	74.22%
Participating health
Expected claim (A) ~~W~~	2,502	2,162	2,041	2,002	1,807	1,708	1,641	1,562	1,474	1,389	5,713	3,802	2,409	1,493	4,135	22,948
Risk Premium (B)	3,544	3,036	2,907	2,896	2,680	2,583	2,524	2,448	2,357	2,269	9,997	7,562	5,535	3,969	8,964	38,053
Loss ratio (A/B)	70.61%	71.23%	70.23%	69.13%	67.43%	66.14%	65.02%	63.80%	62.52%	61.20%	57.15%	50.28%	43.52%	37.62%	46.13%	60.31%
Non-participating health
Expected claim (A) ~~W~~	590,405	583,230	573,153	568,725	571,852	579,135	584,229	581,174	579,119	583,735	3,000,916	3,137,041	3,208,093	3,180,572	16,703,148	13,134,371
Risk Premium (B)	581,127	568,861	555,090	544,123	537,203	534,923	534,007	528,281	525,082	530,053	2,663,552	2,682,334	2,651,537	2,535,672	11,330,546	11,246,343
Loss ratio (A/B)	101.60%	102.53%	103.25%	104.52%	106.45%	108.27%	109.40%	110.01%	110.29%	110.13%	112.67%	116.95%	120.99%	125.43%	147.42%	116.79%
Participating annuity & savings
Expected claim (A) ~~W~~	1,403	1,208	1,024	861	709	582	472	396	346	310	1,289	1,560	2,335	3,498	27,818	14,741
Risk Premium (B)	2,840	2,573	2,337	2,115	1,894	1,701	1,532	1,394	1,327	1,290	6,696	8,701	11,792	15,240	72,628	48,235
Loss ratio (A/B)	49.41%	46.95%	43.80%	40.70%	37.42%	34.19%	30.84%	28.41%	26.09%	24.07%	19.26%	17.93%	19.80%	22.95%	38.30%	30.56%
Non-participating annuity & savings
Expected claim (A) ~~W~~	93	89	88	66	18	17	16	15	14	13	58	53	59	70	344	552
Risk Premium (B)	179	181	154	138	47	56	54	53	53	52	256	254	252	241	795	1,459
Loss ratio (A/B)	52.25%	49.06%	57.38%	47.49%	38.20%	31.06%	29.48%	28.25%	26.93%	25.26%	22.53%	20.88%	23.36%	29.19%	43.28%	37.85%

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(d) Expected claims by period compared to risk premiums are as below: (continued)

	2023
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Years 11 to 15	Years 16 to 20	Years 21 to 25	Years 26 to 30	Years after 30	Present value
Indirect-Par
Non-participating death
Expected claim (A) ~~W~~	122,576	124,918	127,639	128,307	128,923	130,877	131,095	132,182	134,820	134,868	685,816	689,880	684,014	649,434	2,491,967	2,744,943
Risk Premium (B)	125,802	126,439	127,766	128,513	128,933	129,875	130,474	131,644	133,462	134,159	689,389	713,576	722,848	698,924	2,341,548	2,800,286
Loss ratio (A/B)	97.44%	98.80%	99.90%	99.84%	99.99%	100.77%	100.48%	100.41%	101.02%	100.53%	99.48%	96.68%	94.63%	92.92%	106.42%	98.02%
Variable death
Expected claim (A) ~~W~~	54,255	54,072	54,145	54,057	54,059	54,362	54,424	54,581	54,745	54,771	282,164	297,508	317,227	327,141	1,401,416	1,245,824
Risk Premium (B)	68,750	68,308	68,227	68,089	67,937	68,144	68,475	69,096	69,863	70,707	372,093	403,263	421,114	402,458	994,515	1,493,408
Loss ratio (A/B)	78.92%	79.16%	79.36%	79.39%	79.57%	79.78%	79.48%	78.99%	78.36%	77.46%	75.83%	73.78%	75.33%	81.29%	140.91%	83.42%
Participating annuity & savings
Expected claim (A) ~~W~~	470	445	428	410	392	371	354	338	317	299	1,289	937	534	246	407	4,820
Risk Premium (B)	1,149	1,000	923	853	777	702	627	562	498	438	1,600	1,027	643	305	498	8,365
Loss ratio (A/B)	40.91%	44.51%	46.41%	48.01%	50.37%	52.80%	56.50%	60.17%	63.68%	68.31%	80.58%	91.20%	83.05%	80.51%	81.73%	57.61%
Non-participating annuity & savings
Expected claim (A) ~~W~~	6,587	6,107	5,806	5,578	5,298	5,065	4,861	4,673	4,454	4,179	18,310	13,931	10,094	6,359	5,285	69,390
Risk Premium (B)	9,136	8,341	7,873	7,475	7,057	6,707	6,411	6,153	5,831	5,432	23,770	17,771	13,150	8,794	9,221	92,821
Loss ratio (A/B)	72.10%	73.23%	73.74%	74.63%	75.07%	75.52%	75.81%	75.95%	76.39%	76.93%	77.03%	78.39%	76.76%	72.31%	57.31%	74.76%
Asset-linked annuity & savings
Expected claim (A) ~~W~~	918	872	846	816	792	765	730	696	665	616	2,599	1,895	1,329	840	906	9,966
Risk Premium (B)	1,205	1,137	1,096	1,061	1,027	985	939	897	852	769	3,198	2,288	1,555	937	781	12,556
Loss ratio (A/B)	76.19%	76.69%	77.14%	76.96%	77.16%	77.70%	77.77%	77.59%	78.02%	80.13%	81.26%	82.80%	85.49%	89.66%	115.97%	79.37%
Direct-Par
Variable annuity & savings
Expected claim (A) ~~W~~	8,048	7,336	6,732	6,167	5,679	5,258	4,878	4,535	4,219	3,870	15,067	9,890	6,174	3,511	4,387	66,461
Risk Premium (B)	9,959	9,142	8,399	7,700	7,060	6,515	6,016	5,545	5,091	4,672	18,581	12,644	8,574	5,600	11,820	84,541
Loss ratio (A/B)	80.82%	80.25%	80.15%	80.09%	80.44%	80.70%	81.07%	81.79%	82.88%	82.82%	81.09%	78.22%	72.01%	62.71%	37.12%	78.61%
Total
Expected claim (A) ~~W~~	1,273,151	1,270,811	1,266,481	1,264,977	1,269,428	1,280,371	1,287,621	1,287,017	1,287,978	1,291,461	6,521,701	6,485,468	6,272,244	5,814,957	25,370,510	26,290,178
Risk Premium (B)	1,384,269	1,372,787	1,364,460	1,359,468	1,359,010	1,365,306	1,372,699	1,375,492	1,382,392	1,395,531	7,095,806	7,166,829	7,023,446	6,527,558	23,347,747	28,358,418
Loss ratio (A/B)	91.97%	92.57%	92.82%	93.05%	93.41%	93.78%	93.80%	93.57%	93.17%	92.54%	91.91%	90.49%	89.30%	89.08%	108.66%	92.71%

(*1) Prepared for remaining coverage of underlying insurance contracts.

(*2) Expected claims exclude items not corresponding to risk premiums (life annuity)

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

25. Insurance contract liabilities (continued)

(d) Expected claims by period compared to risk premiums are as below: (continued)

Ratio of expected claims to actual claims for the years ended December 31, 2024 and 2023 is as follows:

	2024	2023
Expected loss ratio (A)	93.11%	92.24%
Actual loss ratio (B)	96.26%	92.32%
Ratio of expected claims to actual claims (C=A-B) (%p)	(3.15)%	(0.08)%

(*1) Prepared for the underlying insurance contracts

(*2) Expected loss ratio (A) = expected claims for the year divided by actual risk premiums for the year

(*3) Actual loss ratio (B) = the sum of incurred claims for the year and incurred claims adjustments for the year, which is then divided by actual risk premium

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(e) Expected maintenance expense by period compared to planned maintenance cost

	2024
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Years 11 to 15	Years 16 to 20	Years 21 to 25	Years 26 to 30	Years after 30	Present value
Non-Par
Participating death
Expected maintenance expense, etc. (A)	~~W~~ 2,593	2,598	2,606	2,182	2,185	2,187	2,188	2,189	2,188	2,185	10,830	10,577	10,276	9,814	26,170	48,164
Planned maintenance cost (B)	3,194	2,834	2,545	2,302	2,093	1,921	1,778	1,662	1,563	1,479	6,479	5,310	4,251	3,230	5,098	30,590
Ratio (A/B)	81.18%	91.67%	102.41%	94.81%	104.39%	113.81%	123.08%	131.72%	139.95%	147.72%	167.17%	199.19%	241.73%	303.87%	513.34%	157.45%
Non-participating death
Expected maintenance expense, etc. (A)	~~W~~ 99,157	96,733	95,975	82,243	78,920	76,529	73,761	71,871	70,897	69,843	338,515	325,125	310,542	289,371	1,159,671	1,614,589
Planned maintenance cost (B)	271,301	238,751	215,722	201,990	203,765	196,666	198,271	176,980	163,690	159,454	715,798	551,427	439,766	331,316	741,999	3,048,121
Ratio (A/B)	36.55%	40.52%	44.49%	40.72%	38.73%	38.91%	37.20%	40.61%	43.31%	43.80%	47.29%	58.96%	70.62%	87.34%	156.29%	52.97%
Participating health
Expected maintenance expense, etc. (A)	~~W~~ 265	247	241	207	199	194	189	185	181	177	831	753	677	595	1,388	3,677
Planned maintenance cost (B)	96	86	81	72	67	63	59	56	52	49	205	151	111	80	134	933
Ratio (A/B)	275.61%	288.23%	298.24%	285.49%	296.06%	307.66%	319.93%	332.36%	346.16%	359.69%	404.94%	497.28%	609.87%	744.23%	1036.50%	393.93%
Non-participating health
Expected maintenance expense, etc. (A)	~~W~~ 121,376	111,917	106,043	97,038	93,782	91,061	88,563	86,451	85,174	83,973	401,743	364,965	333,265	305,561	1,312,992	1,842,037
Planned maintenance cost (B)	399,615	349,687	319,093	296,060	278,516	263,746	252,101	242,282	234,304	226,055	1,058,447	839,913	668,266	621,372	1,957,464	4,642,032
Ratio (A/B)	30.37%	32.00%	33.23%	32.78%	33.67%	34.53%	35.13%	35.68%	36.35%	37.15%	37.96%	43.45%	49.87%	49.18%	67.08%	39.68%
Participating annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 1,145	1,142	1,138	846	840	833	826	819	812	804	3,910	3,732	3,534	3,342	9,996	18,043
Planned maintenance cost (B)	35	31	28	25	23	22	21	20	20	20	97	93	86	77	175	445
Ratio (A/B)	3263.18%	3724.31%	4120.05%	3352.51%	3592.39%	3801.60%	3948.35%	3996.30%	4032.35%	4045.47%	4036.45%	4031.54%	4087.66%	4315.82%	5713.03%	4055.11%
Non-participating annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 1,353	1,142	766	219	140	8	8	7	7	7	32	28	25	23	63	3,554
Planned maintenance cost (B)	2,393	2,026	1,319	546	339	13	13	12	11	11	47	38	30	23	47	6,434
Ratio (A/B)	56.55%	56.38%	58.05%	40.18%	41.17%	59.73%	60.46%	61.59%	62.57%	63.42%	67.42%	74.82%	84.70%	97.84%	134.51%	55.23%

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(e) Expected maintenance expense by period compared to planned maintenance cost (continued)

	2024
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Years 11 to 15	Years 16 to 20	Years 21 to 25	Years 26 to 30	Years after 30	Present value
Indirect-Par
Non-participating death
Expected maintenance expense, etc. (A)	~~W~~ 25,346	24,541	24,096	20,840	20,395	19,995	19,687	19,462	19,149	18,834	90,199	84,615	78,046	70,328	246,430	407,740
Planned maintenance cost (B)	80,239	71,207	64,144	57,983	51,739	46,606	42,400	39,049	35,912	32,652	130,440	101,201	82,707	64,577	153,649	701,416
Ratio (A/B)	31.59%	34.46%	37.57%	35.94%	39.42%	42.90%	46.43%	49.84%	53.32%	57.68%	69.15%	83.61%	94.36%	108.91%	160.38%	58.13%
Variable death
Expected maintenance expense, etc. (A)	~~W~~ 13,875	13,382	13,034	12,378	12,082	11,788	11,562	11,313	11,056	10,818	51,014	45,874	39,943	33,625	95,028	217,429
Planned maintenance cost (B)	44,300	39,482	35,469	31,577	28,246	25,431	22,924	20,587	18,911	17,587	71,868	56,508	47,752	38,394	72,450	384,945
Ratio (A/B)	31.32%	33.89%	36.75%	39.20%	42.77%	46.35%	50.43%	54.95%	58.46%	61.51%	70.98%	81.18%	83.65%	87.58%	131.16%	56.48%
Participating annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 4,334	4,150	3,974	2,861	2,755	2,656	2,563	2,468	2,379	2,291	10,423	9,069	8,087	7,375	30,404	51,652
Planned maintenance cost (B)	2,534	2,236	1,991	1,794	1,641	1,507	1,385	1,290	1,209	1,143	4,834	3,716	2,985	2,521	6,299	23,869
Ratio (A/B)	171.04%	185.66%	199.64%	159.45%	167.94%	176.26%	185.05%	191.38%	196.70%	200.36%	215.61%	244.07%	270.91%	292.55%	482.69%	216.40%
Non-participating annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 25,335	22,122	20,079	13,946	12,871	11,873	11,017	10,275	9,611	9,037	38,317	29,296	22,984	18,327	55,768	201,300
Planned maintenance cost (B)	25,101	19,434	16,474	14,370	12,462	10,907	9,659	8,593	7,666	6,931	26,339	16,897	11,261	7,652	14,682	155,530
Ratio (A/B)	100.93%	113.83%	121.88%	97.05%	103.28%	108.86%	114.06%	119.57%	125.37%	130.40%	145.48%	173.38%	204.10%	239.51%	379.84%	129.43%
Asset-linked annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 2,256	2,087	1,940	1,374	1,279	1,194	1,121	1,039	906	839	3,464	2,555	2,047	1,770	7,074	19,240
Planned maintenance cost (B)	2,153	1,934	1,747	1,575	1,428	1,303	1,191	1,056	797	703	2,599	1,458	829	505	899	15,573
Ratio (A/B)	104.83%	107.93%	111.07%	87.26%	89.56%	91.57%	94.06%	98.41%	113.70%	119.41%	133.25%	175.28%	246.87%	350.37%	786.83%	123.54%
Direct-Par
Variable annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 18,234	16,000	13,939	12,099	10,637	9,346	8,231	7,205	6,339	5,565	19,901	12,206	8,447	6,508	21,896	126,478
Planned maintenance cost (B)	12,141	10,221	8,362	6,955	5,901	4,846	4,327	3,692	3,193	2,734	9,385	5,153	2,974	1,776	3,217	67,648
Ratio (A/B)	150.19%	156.54%	166.70%	173.96%	180.28%	192.85%	190.24%	195.18%	198.51%	203.55%	212.04%	236.89%	284.09%	366.42%	680.72%	186.96%
Total
Expected maintenance expense, etc. (A)	~~W~~ 315,269	296,061	283,831	246,233	236,085	227,664	219,716	213,284	208,699	204,373	969,179	888,795	817,873	746,639	2,966,880	4,553,903

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

Planned maintenance cost (B)	843,102	737,929	666,975	615,249	586,220	553,031	534,129	495,279	467,328	448,818	2,026,538	1,581,865	1,261,018	1,071,523	2,956,113	9,077,536
Ratio (A/B)	37.39%	40.12%	42.56%	40.02%	40.27%	41.17%	41.14%	43.06%	44.66%	45.54%	47.82%	56.19%	64.86%	69.68%	100.36%	50.17%

(*1) Prepared for remaining coverage of underlying insurance contracts.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(e) Expected maintenance expense by period compared to planned maintenance cost (continued)

	2023
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Years 11 to 15	Years 16 to 20	Years 21 to 25	Years 26 to 30	Years after 30	Present value
Non-Par
Participating death
Expected maintenance expense, etc. (A)	~~W~~ 2,787	2,790	2,792	2,793	2,360	2,354	2,347	2,338	2,328	2,316	11,326	10,769	10,158	9,435	24,412	45,531
Planned maintenance cost (B)	4,004	3,561	3,159	2,825	2,543	2,299	2,106	1,942	1,806	1,691	7,231	5,732	4,513	3,390	5,273	33,468
Ratio (A/B)	69.60%	78.36%	88.39%	98.86%	92.80%	102.37%	111.42%	120.42%	128.91%	137.01%	156.62%	187.88%	225.09%	278.35%	462.97%	136.04%
Non-participating death
Expected maintenance expense, etc. (A)	~~W~~ 93,347	91,345	89,864	88,433	75,834	73,620	72,196	70,888	69,627	68,291	326,561	299,509	276,069	250,368	919,149	1,369,059
Planned maintenance cost (B)	326,133	291,111	263,302	239,615	224,731	209,546	195,057	180,887	166,864	155,724	658,842	492,388	376,996	271,985	507,616	2,897,946
Ratio (A/B)	28.62%	31.38%	34.13%	36.91%	33.74%	35.13%	37.01%	39.19%	41.73%	43.85%	49.57%	60.83%	73.23%	92.05%	181.07%	47.24%
Participating health
Expected maintenance expense, etc. (A)	~~W~~ 344	290	270	265	228	220	215	211	206	202	957	880	804	717	1,698	3,999
Planned maintenance cost (B)	133	102	90	84	74	68	64	60	57	53	223	165	123	89	152	1,000
Ratio (A/B)	257.72%	282.98%	302.05%	313.71%	307.86%	321.70%	335.33%	349.45%	363.78%	379.89%	429.29%	532.21%	656.43%	801.14%	1119.83%	399.90%
Non-participating health
Expected maintenance expense, etc. (A)	~~W~~ 116,023	109,589	104,389	100,095	92,406	90,040	87,879	85,482	83,280	81,805	388,789	347,074	312,332	283,443	1,200,365	1,620,655
Planned maintenance cost (B)	360,510	326,281	299,751	278,354	261,412	247,802	235,809	225,738	216,931	209,490	962,223	773,439	618,222	580,794	1,854,415	3,987,724
Ratio (A/B)	32.18%	33.59%	34.83%	35.96%	35.35%	36.34%	37.27%	37.87%	38.39%	39.05%	40.41%	44.87%	50.52%	48.80%	64.73%	40.64%
Participating annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 1,215	1,207	1,201	1,194	906	898	889	881	874	866	4,216	4,033	3,838	3,621	11,312	18,063
Planned maintenance cost (B)	44	34	28	23	20	17	15	14	13	12	58	54	50	45	113	311
Ratio (A/B)	2748.03%	3569.43%	4326.64%	5093.15%	4528.89%	5191.09%	5914.15%	6516.93%	6754.98%	7007.43%	7312.00%	7450.85%	7607.94%	7965.61%	10036.73%	5800.11%
Non-participating annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 790	739	541	455	10	9	9	9	9	8	39	35	32	30	89	2,478
Planned maintenance cost (B)	1,233	1,148	847	699	15	14	14	13	12	12	52	42	35	28	60	3,814
Ratio (A/B)	64.07%	64.33%	63.91%	65.03%	65.22%	66.43%	67.21%	68.14%	69.47%	70.70%	74.74%	82.81%	92.94%	106.76%	147.88%	64.97%

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(e) Expected maintenance expense by period compared to planned maintenance cost (continued)

	2023
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Years 11 to 15	Years 16 to 20	Years 21 to 25	Years 26 to 30	Years after 30	Present value
Indirect-Par
Non-participating death
Expected maintenance expense, etc. (A)	~~W~~ 25,778	25,249	24,863	24,549	21,294	20,915	20,582	20,304	20,095	19,805	94,703	87,978	81,660	74,335	264,923	392,672
Planned maintenance cost (B)	84,951	76,653	69,203	62,686	56,404	50,330	45,290	41,013	37,730	34,555	133,954	99,403	81,025	63,867	160,771	692,051
Ratio (A/B)	30.34%	32.94%	35.93%	39.16%	37.75%	41.56%	45.45%	49.51%	53.26%	57.32%	70.70%	88.51%	100.78%	116.39%	164.78%	56.74%
Variable death
Expected maintenance expense, etc. (A)	~~W~~ 14,989	14,750	14,530	14,318	13,762	13,548	13,366	13,180	12,966	12,768	61,148	55,853	49,733	42,863	126,299	237,517
Planned maintenance cost (B)	51,121	46,008	41,806	37,802	33,953	30,653	27,834	25,186	22,679	20,949	85,908	66,066	55,895	45,669	94,437	430,066
Ratio (A/B)	29.32%	32.06%	34.76%	37.88%	40.53%	44.20%	48.02%	52.33%	57.17%	60.95%	71.18%	84.54%	88.97%	93.86%	133.74%	55.23%
Participating annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 4,852	4,694	4,525	4,356	3,249	3,149	3,057	2,962	2,863	2,772	12,768	11,323	10,291	9,555	42,232	58,745
Planned maintenance cost (B)	3,433	3,026	2,603	2,235	1,984	1,799	1,644	1,504	1,381	1,278	5,238	3,888	3,054	2,532	6,398	26,352
Ratio (A/B)	141.32%	155.15%	173.84%	194.92%	163.76%	174.99%	185.98%	196.90%	207.32%	216.84%	243.75%	291.23%	336.94%	377.38%	660.08%	222.92%
Non-participating annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 31,693	27,200	24,151	22,232	15,972	14,939	14,004	13,195	12,488	11,832	51,239	40,607	32,646	26,340	79,487	248,754
Planned maintenance cost (B)	33,485	24,812	19,458	16,690	14,694	12,930	11,495	10,334	9,361	8,479	33,043	22,078	15,274	10,604	20,261	184,916
Ratio (A/B)	94.65%	109.62%	124.12%	133.20%	108.70%	115.53%	121.83%	127.68%	133.40%	139.54%	155.07%	183.93%	213.73%	248.38%	392.32%	134.52%
Asset-linked annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 2,661	2,462	2,314	2,178	1,596	1,500	1,416	1,342	1,259	1,109	4,725	3,660	2,972	2,562	10,010	23,684
Planned maintenance cost (B)	2,543	2,268	2,071	1,893	1,718	1,579	1,453	1,336	1,199	926	3,559	2,186	1,327	828	1,345	18,797
Ratio (A/B)	104.63%	108.54%	111.73%	115.05%	92.89%	95.03%	97.45%	100.43%	105.01%	119.79%	132.75%	167.45%	223.89%	309.39%	744.49%	126.00%
Direct-Par
Variable annuity & savings
Expected maintenance expense, etc. (A)	~~W~~ 21,486	19,224	17,168	15,306	13,589	12,131	10,859	9,686	8,589	7,688	28,716	18,482	13,180	10,245	34,368	157,581
Planned maintenance cost (B)	16,707	13,018	11,151	9,350	7,951	6,809	5,553	5,072	4,394	3,857	13,798	8,245	5,136	3,251	5,948	89,658
Ratio (A/B)	128.61%	147.67%	153.96%	163.71%	170.92%	178.15%	195.57%	190.98%	195.45%	199.33%	208.12%	224.15%	256.60%	315.10%	577.78%	175.76%
Total
Expected maintenance expense, etc. (A)	~~W~~ 315,965	299,539	286,608	276,174	241,206	233,323	226,819	220,478	214,584	209,462	985,187	880,203	793,715	713,514	2,714,344	4,178,738

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

Planned maintenance cost (B)	884,297	788,022	713,469	652,256	605,499	563,846	526,334	493,099	462,427	437,026	1,904,129	1,473,686	1,161,650	983,082	2,656,789	8,366,103
Ratio (A/B)	35.73%	38.01%	40.17%	42.34%	39.84%	41.38%	43.09%	44.71%	46.40%	47.93%	51.74%	59.73%	68.33%	72.58%	102.17%	49.95%

(*1) Prepared for remaining coverage of underlying insurance contracts.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(f) Reconciliation from the opening to the closing balances of the liability for remaining coverage and the liability for incurred claims is as follows – Contracts other than those to which the premium allocation approach has been applied:

		2024
		Liability for remaining coverage		Liability for incurred claims	Total
		Excluding loss component	Loss component
Opening balance:
Insurance contract liabilities	~~W~~	43,272,230	433,569	1,827,956	45,533,755
Insurance revenue:
Contracts under the modified retrospective approach		(469,550)	-	-	(469,550)
Contracts under the fair value approach		(1,659,168)	-	-	(1,659,168)
Contracts after transition		(729,672)	1,502	18	(728,152)
		(2,858,390)	1,502	18	(2,856,870)
Insurance service expenses:
Incurred claims and other insurance service expenses		-	-	1,670,370	1,670,370
Adjustments to liabilities for incurred claims		-	-	27,806	27,806
Losses and reversals of losses on onerous contracts		-	78,060	-	78,060
Amortization of insurance acquisition cash flows		354,959	-	-	354,959
Experience adjustments to insurance acquisition cash flows that are not related to future service		(28,771)	-	-	(28,771)
Others		(1,070)	(17,759)	-	(18,829)
		325,118	60,301	1,698,176	2,083,595
Investment components and premium refunds		(4,769,963)	-	4,769,963	-
Insurance finance income or expenses recognized in:
Profit or loss		1,639,327	2,240	63,927	1,705,494
Other comprehensive income		3,188,992	5,305	3,305	3,197,602
		4,828,319	7,545	67,232	4,903,096
Cash flows:
Premiums received		6,895,862	-	-	6,895,862
Insurance acquisition cash flows		(1,583,731)	-	-	(1,583,731)
Claims and other insurance service expenses paid		(6,708)	-	(1,607,032)	(1,613,740)
Investment components received (paid) and premium refunds		-	-	(4,941,398)	(4,941,398)
		5,305,423	-	(6,548,430)	(1,243,007)
Other changes		6	(6)	-	-
Closing balance:
Insurance contract liabilities	~~W~~	46,102,743	502,911	1,814,915	48,420,569

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(f) Reconciliation from the opening to the closing balances of the liability for remaining coverage and the liability for incurred claims is as follows – Contracts other than those to which the premium allocation approach has been applied: (continued)

		2023
		Liability for remaining coverage		Liability for incurred claims	Total
		Excluding loss component	Loss component
Opening balance:
Insurance contract liabilities	~~W~~	40,715,882	402,680	1,809,940	42,928,502
Insurance revenue:
Contracts under the modified retrospective approach		(554,687)	-	-	(554,687)
Contracts under the fair value approach		(1,672,506)	-	-	(1,672,506)
Contracts after transition		(413,428)	-	-	(413,428)
		(2,640,621)	-	-	(2,640,621)
Insurance service expenses:
Incurred claims and other insurance service expenses		-	-	1,542,097	1,542,097
Adjustments to liabilities for incurred claims		-	-	11,529	11,529
Losses and reversals of losses on onerous contracts		-	41,393	-	41,393
Amortization of insurance acquisition cash flows		256,378	-	-	256,378
Experience adjustments to insurance acquisition cash flows that are not related to future service		(25,768)	-	-	(25,768)
Others		3,819	(16,549)	-	(12,730)
		234,429	24,844	1,553,626	1,812,899
Investment components and premium refunds		(5,281,435)	-	5,281,435	-
Insurance finance income or expenses recognized in:
Profit or loss		2,070,718	2,611	62,857	2,136,186
Other comprehensive income		2,942,875	3,439	1,172	2,947,486
		5,013,593	6,050	64,029	5,083,672
Cash flows:
Premiums received		6,208,523	-	-	6,208,523
Insurance acquisition cash flows		(977,431)	-	-	(977,431)
Claims and other insurance service expenses paid		(715)	-	(1,525,937)	(1,526,652)
Investment components received (paid) and premium refunds		-	-	(5,355,137)	(5,355,137)
		5,230,377	-	(6,881,074)	(1,650,697)
Other changes		5	(5)	-	-
Closing balance:
Insurance contract liabilities	~~W~~	43,272,230	433,569	1,827,956	45,533,755

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(g) Reconciliation from the opening to the closing balances of the liability for remaining coverage and the liability for incurred claims is as follows – Contracts measured under the premium allocation approach:

		2024
		Liability for remaining coverage	Liability for incurred claims
			Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Opening balance:
Insurance contract liabilities	~~W~~	98	127	7	232
Insurance revenue		(445)	-	-	(445)
Insurance service expenses:
Incurred claims and other insurance service expenses		44	1,212	9	1,265
Adjustments to liabilities for incurred claims		-	52	(5)	47
Losses and reversals of losses on onerous contracts		54	-	-	54
		98	1,264	4	1,366
Investment components and premium refunds		(2)	2	-	-
Insurance finance income or expenses recognized in:
Profit or loss		-	6	-	6
Other comprehensive income		-	1	-	1
		-	7	-	7
Cash flows:
Premiums received		467	-	-	467
Insurance acquisition cash flows		(45)	-	-	(45)
Claims and other insurance service expenses paid		-	(1,161)	-	(1,161)
Investment components received (paid) and premium refunds		-	(2)	-	(2)
		422	(1,163)	-	(741)
Closing balance:
Insurance contract liabilities	~~W~~	171	237	11	419

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(g) Reconciliation from the opening to the closing balances of the liability for remaining coverage and the liability for incurred claims is as follows – Contracts measured under the premium allocation approach: (continued)

		2023
		Liability for remaining coverage	Liability for incurred claims		Total
			Estimates of present value of future cash flows	Risk adjustment for non-financial risk
Opening balance:
Insurance contract liabilities	~~W~~	33	146	10	189
Insurance revenue		(406)	-	-	(406)
Insurance service expenses:
Incurred claims and other insurance service expenses		33	842	4	879
Adjustments to liabilities for incurred claims		-	(3)	(7)	(10)
Losses and reversals of losses on onerous contracts		23	-	-	23
		56	839	(3)	892
Investment components and premium refunds		(9)	9	-	-
Insurance finance income or expenses recognized in:
Profit or loss		-	4	-	4
Other comprehensive income		-	2	-	2
		-	6	-	6
Cash flows:
Premiums received		457	-	-	457
Insurance acquisition cash flows		(33)	-	-	(33)
Claims and other insurance service expenses paid		-	(864)	-	(864)
Investment components received (paid) and premium refunds		-	(9)	-	(9)
		424	(873)	-	(449)
Closing balance:
Insurance contract liabilities	~~W~~	98	127	7	232

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(h) Reconciliation from the opening to the closing balances of insurance contract liability analyzed by components is as follows – Contracts other than those to which the premium allocation approach has been applied:

		2024
		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contractual service margin (CSM)
				Contracts under modified retrospective approach	Contracts under fair value approach	Contract after transition	Subtotal	Total
Opening balance:
Insurance contract liabilities	~~W~~	37,213,496	1,151,534	1,906,494	3,953,330	1,308,901	7,168,725	45,533,755
Changes that relate to future service:
Changes in estimates that adjust the CSM		639,742	91,383	(170,666)	(190,874)	(369,585)	(731,125)	-
Changes in estimates that do not adjust the CSM		50,474	(338)	-	-	460	460	50,596
Contracts initially recognized in the period		(1,395,424)	157,124	-	-	1,265,763	1,265,763	27,463
		(705,208)	248,169	(170,666)	(190,874)	896,638	535,098	78,059
Changes that relate to current service:
CSM recognized for services provided		-	-	(158,399)	(331,569)	(242,913)	(732,881)	(732,881)
Change in risk adjustment		-	(119,363)	-	-	-	-	(119,363)
Experience adjustments		(26,896)	-	-	-	-	-	(26,896)
		(26,896)	(119,363)	(158,399)	(331,569)	(242,913)	(732,881)	(879,140)
Changes that relate to past service:
Adjustments to liabilities for incurred claims		43,958	(16,152)	-	-	-	-	27,806
Insurance finance income or expenses recognized in:
Profit or loss		1,408,033	41,610	57,572	116,537	81,742	255,851	1,705,494
Other comprehensive income		3,156,681	40,921	-	-	-	-	3,197,602
		4,564,714	82,531	57,572	116,537	81,742	255,851	4,903,096
Cash flows:
Premiums received		6,895,862	-	-	-	-	-	6,895,862
Insurance acquisition cash flows		(1,583,731)	-	-	-	-	-	(1,583,731)
Claims and other insurance service expenses paid		(1,613,740)	-	-	-	-	-	(1,613,740)
Investment components received (paid) and premium refunds		(4,941,398)	-	-	-	-	-	(4,941,398)
		(1,243,007)	-	-	-	-	-	(1,243,007)

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

Closing balance:
Insurance contract liabilities	~~W~~	39,847,057	1,346,719	1,635,001	3,547,424	2,044,368	7,226,793	48,420,569

25. Insurance contract liabilities (continued)

(h) Reconciliation from the opening to the closing balances of insurance contract liability analyzed by components is as follows – Contracts other than those to which the premium allocation approach has been applied: (continued)

		2023
		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contractual service margin (CSM)				Total
				Contracts under modified retrospective approach	Contracts under fair value approach	Other contracts	Subtotal
Opening balance:
Insurance contract liabilities	~~W~~	34,851,880	1,151,709	2,344,826	3,885,156	694,931	6,924,913	42,928,502
Changes that relate to future service:
Changes in estimates that adjust the CSM		285,110	(84,264)	(298,984)	274,674	(176,536)	(200,846)	-
Changes in estimates that do not adjust the CSM		30,079	(4,204)	-	-	-	-	25,875
Contracts initially recognized in the period		(991,532)	105,273	-	-	901,777	901,777	15,518
		(676,343)	16,805	(298,984)	274,674	725,241	700,931	41,393
Changes that relate to current service:
CSM recognized for services provided		-	-	(206,316)	(331,639)	(158,870)	(696,825)	(696,825)
Change in risk adjustment		-	(101,283)	-	-	-	-	(101,283)
Experience adjustments		(82,536)	-	-	-	-	-	(82,536)
		(82,536)	(101,283)	(206,316)	(331,639)	(158,870)	(696,825)	(880,644)
Changes that relate to past service:
Adjustments to liabilities for incurred claims		21,944	(10,415)	-	-	-	-	11,529
Insurance finance income or expenses recognized in:
Profit or loss		1,853,897	42,583	66,968	125,139	47,599	239,706	2,136,186
Other comprehensive income		2,895,351	52,135	-	-	-	-	2,947,486
		4,749,248	94,718	66,968	125,139	47,599	239,706	5,083,672
Cash flows:
Premiums received		6,208,523	-	-	-	-	-	6,208,523
Insurance acquisition cash flows		(977,431)	-	-	-	-	-	(977,431)
Claims and other insurance service expenses paid		(1,526,652)	-	-	-	-	-	(1,526,652)
Investment components received (paid) and premium refunds		(5,355,137)	-	-	-	-	-	(5,355,137)
		(1,650,697)	-	-	-	-	-	(1,650,697)

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

Closing balance:
Insurance contract liabilities	~~W~~	37,213,496	1,151,534	1,906,494	3,953,330	1,308,901	7,168,725	45,533,755

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(i) Changes in insurance contract liabilities resulted from changes in assumptions for changes related to future service, quantity changes and differences between expected and actual investment component that become payable:

		2024
Changes that relate to future service		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contractual service margin
New contracts	~~W~~	(1,395,424)	157,124	1,265,763
Contracts other than new contracts
Effect of changes in assumptions
Surrender rates (*)		282,107	-	(409,405)
Risk rates		(472,117)	-	457,367
Expense ratio		(244,759)	-	258,604
Other assumption		219,456	-	(217,764)
		(215,313)	-	88,802
Quantity changes and differences between expected and actual investment component		905,529	91,045	(870,063)
Loss component		-	-	50,596
		690,216	91,045	(730,665)
	~~W~~	(705,208)	248,169	535,098

(*) Included the effect of assumption changes in renewal rate.

		2023
Changes that relate to future service		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contractual service margin
New contracts	~~W~~	(991,532)	105,273	901,777
Contracts other than new contracts
Effect of changes in assumptions
Surrender rates (*)		30,886	-	(36,004)
Risk rates		214,882	-	(164,448)
Expense ratio		(78,272)	-	87,618
Other assumption		(271,845)	-	258,056
		(104,349)	-	145,222
Quantity changes and differences between expected and actual investment component		419,538	(88,468)	(371,943)
Loss component		-	-	25,875
		315,189	(88,468)	(200,846)
	~~W~~	(676,343)	16,805	700,931

(*) Included the effect of assumption changes in renewal rate.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(j) An analysis of insurance contract initially recognized for the years ended December 31, 2024 and 2023 is as follows – Contracts other than those to which the premium allocation approach has been applied:

		2024
		Estimates of present value of future cash outflows		Estimates of present value of future cash inflows	Risk adjustment for non-financial risk	Contractual service margin	Total
		Other than insurance acquisition cash flows	Insurance acquisition cash flows
Insurance contract initially recognized
Other than onerous group of contracts	~~W~~	5,651,531	1,725,066	(8,790,229)	147,869	1,265,763	-
Onerous group of contracts		746,636	118,673	(847,101)	9,255	-	27,463
	~~W~~	6,398,167	1,843,739	(9,637,330)	157,124	1,265,763	27,463

		2023
		Estimates of present value of future cash outflows		Estimates of present value of future cash inflows	Risk adjustment for non-financial risk	Contractual service margin	Total
		Other than insurance acquisition cash flows	Insurance acquisition cash flows
Insurance contract initially recognized
Other than onerous group of contracts	~~W~~	2,789,323	975,692	(4,765,475)	98,683	901,777	-
Onerous group of contracts		153,296	63,306	(207,674)	6,590	-	15,518
	~~W~~	2,942,619	1,038,998	(4,973,149)	105,273	901,777	15,518

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(k) An analysis of the expected recognition of the contractual service margin remaining as of December 31, 2024 and 2023 in profit or loss is as follows – Contracts other than those to which the premium allocation approach has been applied:

	2024
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Years 11 to 15	Years 16 to 20	Years 21 to 25	Years 26 to 30	Years after 30	Total
Non-Par
Participating death ~~W~~	1,394	1,371	1,353	1,335	1,319	1,302	1,284	1,267	1,248	1,228	5,797	5,142	4,385	3,513	5,881	37,819
Non-participating death	146,758	113,665	98,885	92,666	85,886	71,137	65,023	61,991	59,798	57,556	266,512	238,364	213,338	188,770	637,458	2,397,807
Participating health	219	201	192	172	160	151	141	132	123	115	458	305	205	138	227	2,939
Non-participating health	149,441	128,399	116,181	107,027	99,782	93,748	88,324	84,053	81,045	78,476	360,062	315,300	272,015	230,536	800,299	3,004,688
Participating annuity & savings	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(5)	(5)	1	24	26	25	22	30	90
Non-participating annuity & savings	10	8	8	8	7	4	3	3	3	2	8	5	-	-	-	69
Indirect-Par
Non-participating death	28,751	23,816	21,373	19,647	18,378	17,490	16,867	16,375	15,966	15,614	73,223	64,547	55,322	45,703	118,706	551,778
Variable death	5,245	4,498	4,043	3,691	3,398	3,148	2,948	2,784	2,652	2,533	11,236	9,346	8,061	6,797	17,141	87,521
Participating annuity & savings	5,432	5,261	5,061	4,840	4,637	4,445	4,266	4,049	3,804	3,538	13,999	8,740	4,881	2,464	2,267	77,684
Non-participating annuity & savings	82,225	72,433	65,241	59,370	54,421	49,591	45,313	41,475	37,876	34,859	138,740	90,235	55,446	31,646	32,978	891,849
Asset-linked annuity & savings	13,007	12,105	11,376	9,987	8,239	7,438	6,868	6,286	5,381	4,829	17,784	9,908	5,544	3,131	4,279	126,162
Direct-Par
Variable annuity & savings	5,349	4,807	4,274	3,801	3,411	3,060	2,777	2,472	2,119	1,819	6,143	3,322	1,848	1,083	2,100	48,385
~~W~~	437,827	366,560	327,983	302,540	279,634	251,510	233,810	220,882	210,010	200,570	893,986	745,240	621,070	513,803	1,621,366	7,226,791

(*) The amounts are the contractual service margin recognized for underlying insurance contracts in each period because of the transfer of insurance contract service in each period, less interest accreted during that period.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(k) An analysis of the expected recognition of the contractual service margin remaining as of December 31, 2024 and 2023 in profit or loss is as follows – Contracts other than those to which the premium allocation approach has been applied: (continued)

	2023
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Years 11 to 15	Years 16 to 20	Years 21 to 25	Years 26 to 30	Years after 30	Total
Non-Par
Participating death ~~W~~	1,001	983	965	948	931	914	897	880	863	845	3,925	3,391	2,837	2,239	3,731	25,350
Non-participating death	141,411	115,836	100,546	91,916	85,947	80,266	75,095	71,063	68,333	65,864	296,403	237,877	183,398	150,354	418,452	2,182,761
Participating health	315	265	243	233	209	194	183	172	160	150	607	409	278	191	318	3,927
Non-participating health	137,538	122,544	111,592	103,090	96,480	90,903	86,080	81,364	77,649	74,849	335,866	282,364	238,454	195,997	635,334	2,670,104
Participating annuity & savings	172	143	124	107	92	79	68	58	51	45	166	128	123	123	482	1,961
Non-participating annuity & savings	1	1	1	1	1	1	1	1	1	1	3	3	2	2	4	24
Indirect-Par
Non-participating death	42,796	36,849	32,557	29,780	27,587	25,821	24,670	23,796	23,076	22,383	101,614	85,170	69,317	55,503	126,587	727,506
Variable death	14,526	13,117	12,048	11,175	10,430	9,797	9,245	8,770	8,351	7,990	35,542	29,298	24,346	19,630	43,158	257,423
Participating annuity & savings	3,289	3,288	3,261	3,198	3,110	3,016	2,930	2,834	2,707	2,567	10,671	7,218	4,374	2,341	2,273	57,077
Non-participating annuity & savings	83,722	74,195	66,461	60,872	56,244	52,213	48,502	45,108	41,981	38,936	159,649	111,321	73,765	46,060	52,969	1,011,998
Asset-linked annuity & savings	12,077	11,110	10,486	9,961	8,989	7,761	7,165	6,732	6,242	5,377	20,975	13,062	7,917	4,702	5,442	137,998
Direct-Par
Variable annuity & savings	8,884	8,071	7,304	6,620	6,000	5,458	4,973	4,531	4,069	3,599	13,147	7,759	4,570	2,703	4,907	92,595
~~W~~	445,732	386,402	345,588	317,901	296,020	276,423	259,809	245,309	233,483	222,606	978,568	778,000	609,381	479,845	1,293,657	7,168,724

(*) The amounts are the contractual service margin recognized for underlying insurance contracts in each period because of the transfer of insurance contract service in each period, less interest accreted during that period.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

25. Insurance contract liabilities (continued)

(l) As of December 31, 2024 and 2023, the composition and fair value amounts of the underlying items of insurance contracts with direct participation features are as follows:

Underlying items (*)		2024	2023
Cash and due from banks at amortized cost	~~W~~	294,963	322,933
Financial assets at fair value through profit or loss		3,561,126	3,934,491
Loans at amortized cost		32,489	66,790
Derivatives		(150)	674
Others		69,608	81,468
	~~W~~	3,958,036	4,406,356

(*) The carrying amounts of financial assets (liabilities) for variable insurance were ~~W~~ 5,498,129 million and ~~W~~ 5,940,453 million as of December 31, 2024 and 2023, respectively.

26. Reinsurance contract assets (liabilities)

(a) The carrying amount of reinsurance contract assets (liabilities) as of December 31, 2024 and 2023 is as follows:

		2024
		Life	Health	Combined	Total
Reinsurance contract assets	~~W~~	-	-	107,668	107,668
Reinsurance contract liabilities		(26,214)	(71,844)	-	(98,058)
Net reinsurance contract assets (liabilities)	~~W~~	(26,214)	(71,844)	107,668	9,610
		2023
		Life	Health	Combined	Total
Reinsurance contract assets	~~W~~	-	-	62,815	62,815
Reinsurance contract liabilities		(27,045)	(66,075)	-	(93,120)
Net reinsurance contract assets (liabilities)	~~W~~	(27,045)	(66,075)	62,815	(30,305)

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

26. Reinsurance contract assets (liabilities) (continued)

(b) Reconciliation from the opening to the closing balances of the net asset (liabilities) for remaining coverage and the assets for incurred claims recoverable from reinsurance is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied:

		2024
		Remaining coverage component		Incurred claims component	Total
		Excluding loss recovery component	Loss recovery component
Opening balance:
Reinsurance contract assets	~~W~~	19,436	5,055	38,324	62,815
Reinsurance contract liabilities		(143,191)	23,142	26,929	(93,120)
Net assets (liabilities)		(123,755)	28,197	65,253	(30,305)
Reinsurance revenue:
Recoveries on incurred claims and other incurred reinsurance service expenses		-	-	89,789	89,789
Changes in expected recoveries on past claims		-	-	(29,392)	(29,392)
Recognition and reversal of loss recovery component		-	(6,131)	-	(6,131)
Others		17	(1,320)	-	(1,303)
		17	(7,451)	60,397	52,963
Reinsurance service expenses:
Reinsurance contracts under the fair value approach		(28,837)	-	-	(28,837)
Reinsurance contracts after transition		(29,006)	-	-	(29,006)
		(57,843)	-	-	(57,843)
Investment components and reinsurance premium refunds		(143,510)	-	143,510	-
Reinsurance finance income and expenses recognized in:
Profit or loss		(1,356)	37	1,375	56
Other comprehensive income		(2,692)	243	350	(2,099)
		(4,048)	280	1,725	(2,043)
Cash flows:
Reinsurance premiums paid		220,940	-	-	220,940
Recoveries from reinsurance		-	-	(33,480)	(33,480)
Investment components received and reinsurance premium refunds		2,348	-	(142,970)	(140,622)
		223,288	-	(176,450)	46,838
Other increase/decrease		(26)	26	-	-
Closing balance:
Reinsurance contract assets		47,337	3,806	56,525	107,668
Reinsurance contract liabilities		(153,214)	17,246	37,910	(98,058)
Net assets (liabilities)	~~W~~	(105,877)	21,052	94,435	9,610

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

26. Reinsurance contract assets (liabilities) (continued)

(b) Reconciliation from the opening to the closing balances of the net asset (liabilities) for remaining coverage and the assets for incurred claims recoverable from reinsurance is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied: (continued)

		2023
		Remaining coverage component		Incurred claims component	Total
		Excluding loss recovery component	Loss recovery component
Opening balance:
Reinsurance contract assets	~~W~~	8,452	5,237	45,328	59,017
Reinsurance contract liabilities		(106,247)	22,662	20,815	(62,770)
Net assets (liabilities)		(97,795)	27,899	66,143	(3,753)
Reinsurance revenue:
Recoveries on incurred claims and other incurred reinsurance service expenses		-	-	72,625	72,625
Changes in expected recoveries on past claims		-	-	(32,150)	(32,150)
Recognition and reversal of loss recovery component		-	1,383	-	1,383
Others		-	(1,498)	-	(1,498)
		-	(115)	40,475	40,360
Reinsurance service expenses:
Reinsurance contracts under the fair value approach		(52,637)	-	-	(52,637)
Other reinsurance contracts		(18,994)	-	-	(18,994)
		(71,631)	-	-	(71,631)
Investment components and reinsurance premium refunds		(152,684)	-	152,684	-
Reinsurance finance income and expenses recognized in:
Profit or loss		(2,157)	29	1,264	(864)
Other comprehensive income		(28,776)	384	117	(28,275)
		(30,933)	413	1,381	(29,139)
Cash flows:
Reinsurance premiums paid		229,288	-	-	229,288
Recoveries from reinsurance		-	-	(43,378)	(43,378)
Investment components received and reinsurance premium refunds		-	-	(152,052)	(152,052)
		229,288	-	(195,430)	33,858
Closing balance:
Reinsurance contract assets		19,436	5,055	38,324	62,815
Reinsurance contract liabilities		(143,191)	23,142	26,929	(93,120)
Net assets (liabilities)	~~W~~	(123,755)	28,197	65,253	(30,305)

(c) There have been no reinsurance contract assets (liabilities) to which the premium allocation approach has been applied for the years ended December 31, 2024 and 2023.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

26. Reinsurance contract assets (liabilities) (continued)

(d) Reconciliation from the opening to the closing balances of reinsurance contract assets (liabilities) analyzed by components is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied:

		2024
		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contractual service margin (CSM)			Total
				Reinsurance contracts under fair value approach	Other contracts	Subtotal
Opening balance:
Reinsurance contract assets	~~W~~	(26,683)	18,538	15,224	55,736	70,960	62,815
Reinsurance contract liabilities		(181,724)	28,568	24,066	35,970	60,036	(93,120)
Net assets (liabilities)		(208,407)	47,106	39,290	91,706	130,996	(30,305)

Changes that relate to future service:
Changes in estimates that adjust the CSM		(187,433)	4,856	121,614	53,352	174,966	(7,611)
Contracts initially recognized in the period		(45,885)	4,651	-	42,714	42,714	1,480
		(233,318)	9,507	121,614	96,066	217,680	(6,131)
Changes that relate to current service:
CSM recognized for services received		-	-	11,035	(10,814)	221	221
Change in risk adjustment		-	(2,978)	-	-	-	(2,978)
Experience adjustments		33,399	-	-	-	-	33,399
		33,399	(2,978)	11,035	(10,814)	221	30,642
Changes that relate to past service:
Adjustments to incurred claims component		(27,873)	(1,518)	-	-	-	(29,391)
Reinsurance finance income or expenses recognized in:
Profit or loss		(7,593)	1,758	1,699	4,192	5,891	56
Other comprehensive income		(7,327)	5,228	-	-	-	(2,099)
		(14,920)	6,986	1,699	4,192	5,891	(2,043)
Cash flows:
Reinsurance premiums paid		220,940	-	-	-	-	220,940
Recoveries from reinsurance		(33,480)	-	-	-	-	(33,480)
Investment components received and reinsurance premium refunds		(140,622)	-	-	-	-	(140,622)
		46,838	-	-	-	-	46,838
Closing balance:
Reinsurance contract assets		(81,007)	19,668	78,043	90,964	169,007	107,668
Reinsurance contract liabilities		(323,274)	39,435	95,595	90,186	185,781	(98,058)
Net assets (liabilities)	~~W~~	(404,281)	59,103	173,638	181,150	354,788	9,610

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

26. Reinsurance contract assets (liabilities) (continued)

(d) Reconciliation from the opening to the closing balances of reinsurance contract assets (liabilities) analyzed by components is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied: (continued)

		2023
		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contractual service margin (CSM)			Total
				Reinsurance contracts under fair value approach	Other contracts	Subtotal
Opening balance:
Reinsurance contract assets	~~W~~	(52,365)	16,522	47,210	47,650	94,860	59,017
Reinsurance contract liabilities		(168,825)	22,870	68,110	15,075	83,185	(62,770)
Net assets (liabilities)		(221,190)	39,392	115,320	62,725	178,045	(3,753)

Changes that relate to future service:
Changes in estimates that adjust the CSM		43,044	4,615	(71,098)	24,653	(46,445)	1,214
Contracts initially recognized in the period		(9,696)	1,213	-	8,653	8,653	170
		33,348	5,828	(71,098)	33,306	(37,792)	1,384
Changes that relate to current service:
CSM recognized for services received		-	-	(8,120)	(7,244)	(15,364)	(15,364)
Change in risk adjustment		-	(2,482)	-	-	-	(2,482)
Experience adjustments		17,341	-	-	-	-	17,341
		17,341	(2,482)	(8,120)	(7,244)	(15,364)	(505)
Changes that relate to past service:
Adjustments to incurred claims component		(31,111)	(1,039)	-	-	-	(32,150)
Reinsurance finance income or expenses recognized in:
Profit or loss		(8,683)	1,712	3,188	2,919	6,107	(864)
Other comprehensive income		(31,970)	3,695	-	-	-	(28,275)
		(40,653)	5,407	3,188	2,919	6,107	(29,139)
Cash flows:
Reinsurance premiums paid		229,288	-	-	-	-	229,288
Recoveries from reinsurance		(43,378)	-	-	-	-	(43,378)
Investment components received and reinsurance premium refunds		(152,052)	-	-	-	-	(152,052)
		33,858	-	-	-	-	33,858
Closing balance:
Reinsurance contract assets		(26,683)	18,538	15,224	55,736	70,960	62,815
Reinsurance contract liabilities		(181,724)	28,568	24,066	35,970	60,036	(93,120)
Net assets (liabilities)	~~W~~	(208,407)	47,106	39,290	91,706	130,996	(30,305)

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

26. Reinsurance contract assets (liabilities) (continued)

(e) An analysis of reinsurance contract initially recognized for the years ended December 31, 2024 and 2023 is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied:

		2024
		Estimates of present value of future cash outflows
		Other than insurance acquisition cash flows	Insurance acquisition cash flows	Estimates of present value of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
Reinsurance contract initially recognized
Other than net gain group of contract	~~W~~	(159,792)	-	109,822	3,077	47,383	490
Net gain group of contract		(64,074)	-	68,159	1,574	(4,669)	990
	~~W~~	(223,866)	-	177,981	4,651	42,714	1,480
		2023
		Estimates of present value of future cash outflows
		Other than insurance acquisition cash flows	Insurance acquisition cash flows	Estimates of present value of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
Reinsurance contract initially recognized
Other than net gain group of contract	~~W~~	(70,076)	-	60,019	1,063	9,036	42
Net gain group of contract		(6,322)	-	6,683	150	(383)	128
	~~W~~	(76,398)	-	66,702	1,213	8,653	170

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

26. Reinsurance contract assets (liabilities) (continued)

(f) An analysis of the expected recognition of the contractual service margin remaining as of December 31, 2024 and 2023 in profit or loss is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied:

		2024
		In 1 year or less	After 1 year through 2 years	After 2 years through 5 years	After 5 years through 10 years	After 10 years	Total
Reinsurance contract assets	~~W~~	12,512	11,334	29,402	38,425	77,334	169,007
Reinsurance contract liabilities		13,874	12,036	30,495	35,569	93,807	185,781
	~~W~~	26,386	23,370	59,897	73,994	171,141	354,788

		2023
		In 1 year or less	After 1 year through 2 years	After 2 years through 5 years	After 5 years through 10 years	After 10 years	Total
Reinsurance contract assets	~~W~~	5,256	4,777	12,166	15,305	33,456	70,960
Reinsurance contract liabilities		5,627	4,895	11,408	12,182	25,924	60,036
	~~W~~	10,883	9,672	23,574	27,487	59,380	130,996

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

27. Investment contract liabilities

Investment contract liabilities as of December 31, 2024 and 2023 are as follows:

		2024	2023
Financial liabilities at amortized cost (*)	~~W~~	1,332,468	1,831,826

(*) The amount is policyholders’ reserve for retirement pension contracts.

28. Policyholders’ equity adjustments

It requires estimating the related cash flows from dividends and measuring liabilities using discount rates that reflect assumptions and risks for participating insurance contracts, as per K-IFRS 1117.

In response to concerns regarding the discrepancy between past accounting practices under K-IFRS 1104 and the accurate representation of obligations to participating policyholders, the Group has adopted the methodology prescribed in Article 4-1(2) of the Insurance Supervisory Regulations to calculate liabilities associated with potential future obligations arising from unrealized gains on assets as of the reporting period end.

Policyholders’ equity adjustments are calculated in accordance with the Regulations on Supervision of Insurance Business. Details of policyholders’ equity adjustments as of December 31, 2024 and 2023 are as follows:

		2024	2023
Valuation gains (losses) on securities at fair value through other comprehensive income	~~W~~	(362)	(1,025)

29. Borrowings

Borrowings as of December 31, 2024 and 2023 are as follows:

Type of borrowings		Currency		2024	2023
Borrowings in won	Other borrowings (*)	KRW	~~W~~	23,291	17,570
Borrowings in foreign currency		USD		252	265
			~~W~~	23,543	17,835

(*) It is attributable to non-controlling interests for the consolidated structured entity that are classified as liabilities.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

30. Debentures

Debentures as of December 31, 2024 and 2023 are as follows:

	2024
	Currency	Issue date	Redemption date	Contracted interest rate	Maturity		Face value	Book Value (*2)
Subordinated bond (unsecured) (*1)	KRW	2023.06.09	2033.06.09	5.20%	10 years	~~W~~	300,000	299,487

(*1) The maturity of unsecured subordinated bonds is 10 years from the date of issuance, and each unsecured subordinated bond can be repaid early in full at the date after five years since the date of issuance or at every interest payment date thereafter.

(*2) The difference from the face value was recorded as the present value discount.

	2023
	Currency	Issue date	Redemption date	Contracted interest rate	Maturity		Face value	Book Value (*2)
Subordinated bond (unsecured) (*1)	KRW	2023.06.09	2033.06.09	5.20%	10 years	~~W~~	300,000	299,331

(*1) The maturity of unsecured subordinated bonds is 10 years from the date of issuance, and each unsecured subordinated bond can be repaid early in full at the date after five years since the date of issuance or at every interest payment date thereafter.

(*2) The difference from the face value was recorded as the present value discount.

31. Other financial liabilities

Other financial liabilities as of December 31, 2024 and 2023 are as follows:

		2024	2023
Account payables	~~W~~	21,701	24,037
Accrued expense		477,451	243,679
Rental deposits		657	185
	~~W~~	499,809	267,901

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

32. Employee benefits

(a) Defined benefit obligations and plan assets

The Group operates a defined benefit plan based on employees' pension compensation benefits and service period, and entrusts plan assets to Shinhan Bank, etc.

Defined benefit obligations and plan assets as of December 31, 2024 and 2023 are as follows:

		2024	2023
Present value of defined benefit obligations	~~W~~	139,703	124,188
Fair value of plan assets		(154,730)	(156,648)
Recognized liabilities (assets) for defined benefit obligations	~~W~~	(15,027)	(32,460)

(b) Changes in the present value of defined benefit obligation for the years ended December 31, 2024 and 2023 were as follows:

		2024	2023
Beginning balance	~~W~~	124,188	121,828
Current service cost		8,787	7,832
Interest expense		6,374	6,225
Remeasurement loss (gain):
Demographic assumptions		(107)	-
Financial assumptions		12,668	9,708
Experience adjustment		2,264	1,198
		14,825	10,906
Past service cost		40	92
Settlement		-	(160)
Salaries		(14,730)	(22,012)
Severance payment transferred from (to) associates		218	(523)
Exchange rate effect		1	-
Ending balance	~~W~~	139,703	124,188

(c) Plan assets

Changes in the Plan assets for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Beginning balance	~~W~~	156,648	166,628
Expected return		8,036	9,093
Remeasurement factors		(2,407)	(1,723)
Contributions		-	3,004
Benefits Paid		(7,007)	(20,532)
Severance payment transferred from (to) associates		(540)	178
Ending balance	~~W~~	154,730	156,648

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

32. Employee benefits (continued)

(d) The gains and losses related to the defined benefit plan

The gains and losses related to the defined benefit plan for the years ended December 31, 2024 and 2023 are as follows:

(*1)(*2)		2024	2023
Current service cost	~~W~~	8,787	7,832
Interest expense		6,374	6,225
Past service cost		40	92
Settlement gain		-	(160)
Expected return on plan assets		(8,036)	(9,093)
	~~W~~	7,165	4,896

(*1) The above gains and losses related to the defined benefit plan are included in insurance service expenses, investment management expenses, and other operating expenses. Of gains and losses related to the defined benefit plan, ~~W~~ 269 million and ~~W~~167 million for the years ended December 31, 2024 and 2023, respectively, were transferred to property and equipment, and intangible assets.

(*2) Termination benefits of ~~W~~ 24,251 million and ~~W~~ 36,538 million included in salaries were paid for the years ended December 31, 2024 and 2023, respectively.

(e) The gains and losses related to the defined contribution plan for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Operating expenses	~~W~~	4,950	4,525
Investment administration expenses		303	309
Other operating expenses		932	900
Total (*)	~~W~~	6,185	5,734

(*) Of the above gains and losses related to the defined contribution plan for the year ended December 31, 2024, ~~W~~ 156 million (~~W~~105 million for the year ended December 31, 2023) has been transferred to property and equipment and intangible assets.

(f) Details of plan assets by type

The composition of plan assets as of December 31, 2024 and 2023 are as follows:

	2024			2023
	Ratio		Amount	Ratio		Amount
Time deposits	49.78%	~~W~~	77,025	57.16%	~~W~~	89,544
Retirement pension insurance	49.33%		76,326	40.42%		63,316
Others	0.89%		1,379	2.42%		3,787
	100.00%	~~W~~	154,730	100.00%	~~W~~	156,647

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

32. Employee benefits (continued)

(g) Actuarial assumptions as of December 31, 2024 and 2023 are as follows:

	2024	2023	Description
Discount rate (expected rate of return)	4.49%~4.66%	5.20%	AA0 corporate bond yields
Future salary increase rate	4.03% + increase rate	3.65% + increase rate	Average for the past 5 years
Retirement rate	2% ~3%	2% ~3%	Average for the past 3 years
Weighted average maturity	10.73~10.9 years	11.2~11.5 years

(h) Sensitivity analysis

As of December 31, 2024 and 2023, changes in present value of the defined benefit obligations resulted from the change in key assumption are as follows:

		2024		2023
		Increase	Decrease	Increase	Decrease
Discount rate (1%p movement)	~~W~~	(13,667)	15,745	(12,359)	14,301
Future salary increase rate (1%p movement)		15,690	(13,871)	14,393	(12,651)

(i) Defined contribution plan for the year ended December 31, 2025, is expected to be ~~W~~ 10,000 million.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

33. Provisions

(a) Details of provisions

Details of provisions at the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Provisions for restoration	~~W~~	19,289	18,426
Unused credit commitments provisions		253	1,854
Other long-term employee benefits provisions		13,802	13,361
Litigation provisions		352	862
Other provisions (*)		42,024	45,069
	~~W~~	75,720	79,572

(*) The amount expected to be paid in the future for the insurance refund of the insurance contract whose extinctive prescription has been completed is estimated and recorded as a liability for completion of extinctive prescription.

(b) Changes in unused credit commitments

Change in unused credit commitments for the years ended December 31, 2024 and 2023 are as follows:

		2024
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	652	1,202	-	1,854
Transfer (from) to 12-month expected credit losses		-	-	-	-
Transfer (from) to lifetime expected credit losses		-	-	-	-
Transfer (from) to impaired financial assets		-	-	-	-
Reversal		(405)	(1,196)	-	(1,601)
Ending balance	~~W~~	247	6	-	253

		2023
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	7	-	-	7
Transfer (from) to 12-month expected credit losses		-	-	-	-
Transfer (from) to lifetime expected credit losses		-	-	-	-
Transfer (from) to impaired financial assets		-	-	-	-
Provision		645	1,202	-	1,847
Ending balance	~~W~~	652	1,202	-	1,854

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

33. Provisions (continued)

(c) Changes in provisions

Change in provisions for the years ended December 31, 2024 and 2023 are as follows:

Classification		Provisions for restoration		Other long-term employee benefits provisions		Litigation provisions		Other provisions
		2024	2023	2024	2023	2024	2023	2024	2023
Beginning balance	~~W~~	18,426	18,412	13,361	13,270	862	809	45,069	53,394
Provision (Reverse)		611	1,074	1,544	724	(510)	53	42,643	27,410
Amount used		(87)	(1,324)	(854)	(1,276)	-	-	(45,688)	(35,735)
Others (*)		339	264	(249)	643	-	-	-	-
Ending balance	~~W~~	19,289	18,426	13,802	13,361	352	862	42,024	45,069

(*) The effects of changes in estimates, such as the amount and discount rate over time of restoration provisions and other long-term employee benefits provisions, measured at present value.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

33. Provisions (continued)

(d) Assumptions of other long-term employee benefits

The main assumptions used to calculate the reward for long-term employees according to the Group's long-term service as of December 31, 2024 and 2023 are as follows

	2024	2023	Description
Discount rate	3.99%	4.70%	AA0 corporate bond yields
Future salary increase rate	4.03% + increase rate	3.65% + increase rate	Average for the past 5 years
Retirement rate	2% ~3%	2% ~3%	Average for the past 3 years

(e) Expected period of provision outflows

Expected period of provision outflows As of December 31, 2024 is as follows:

		2024
		Expected outflows	In 1 year or less	After 1 year through 3 years	After 3 years through 5 years	After 5 years

Provisions for restoration (*1)	~~W~~	20,000	3,394	16,000	606	-
Unused credit commitments provisions		253	140	106	5	2
Other long-term employee benefits provisions (*2)		13,953	1,322	3,286	1,831	7,514
Litigation provisions		352	-	-	352	-
Other provisions		42,024	24,905	4,846	2,765	9,508

(*1) It is the expected amount to be incurred at the time of the outflow of estimated restoration expense, which is before discounting as current value.

(*2) The expected outflow of provision for other long-term employee benefits provisions is an undiscounted amount.

34. Other liabilities

Other liabilities as of December 31, 2024 and 2023 are as follows:

		2024	2023
Advance receipts	~~W~~	292	402
Unearned revenue		88,492	67,533
Deposits		37,349	32,409
Accrued VAT		632	269
Others		1,191	5,235
	~~W~~	127,956	105,848

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

35. Equity

(a)
Equity as of December 31, 2024 and 2023 are as follows:

		2024	2023
Share capital:
Common stocks	~~W~~	578,274	578,274

Hybrid bonds:
Hybrid bonds		299,452	299,452

Capital surplus:
Capital premium		819,340	819,340
Other capital surplus		672	672
		820,012	820,012
Capital adjustment:
Stock options		1,461	1,461

Accumulated other comprehensive income, net of tax:
Losses on valuation of securities at fair value through other comprehensive income		(1,765,945)	(2,496,763)
Foreign currency translation adjustments for foreign operations		14,299	7,045
Net valuation loss from cash flow hedges		90,681	45,462
Net finance income from insurance contracts issued		218,610	2,572,059
Net finance income from reinsurance contracts held		11,736	13,280
Remeasurements of defined benefit liabilities		(29,028)	(16,345)
		(1,459,647)	124,738
Retained earnings:
Legal reserve		95,160	63,626
Voluntary reserve		3,810,489	64,346
Unappropriated retained earnings		2,895,766	6,471,225
		6,801,415	6,599,197
	~~W~~	7,040,967	8,423,134

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won, except per share data)

35. Equity (continued)

(b) Share capital

Share capital of the Group as of December 31, 2024 and 2023 are as follows:

		2024	2023
Number of authorized shares		400,000,000	400,000,000
Par value per share in won	~~W~~	5,000	5,000
Number of issued common stocks outstanding		115,654,859	115,654,859

(c) Hybrid bonds

Details of Hybrid bonds as of December 31, 2024 and 2023 are as follows

	Issue date	Maturity date	Interest rate		2024	2023
Unsecured interest-bearing hybrid bonds	2020-08-11	2050-08-11	3.60%	~~W~~ 	300,000	300,000
Issue cost					(756)	(756)
Deferred tax effects					208	208
				~~W~~	299,452	299,452

The above hybrid bonds can be redeemed early by the Group from five years after issuance, and the interest rate will be adjusted only once five years after the issuance date. On the other hand, when the hybrid bonds mature, the Group has the right to choose whether to extend the maturity of the hybrid bonds with the same terms and condition.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

35. Equity (continued)

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the years ended December 31, 2024 and 2023 are as follows:

		2024
		Items that may be subsequently reclassified to profit or loss					Items that will not be subsequently reclassified to profit or loss
		Valuation gains (losses) on securities at fair value through other comprehensive income	Foreign currency translation adjustments for foreign operations	Valuation gains (losses) on derivative for cash flow hedges	Net finance income from insurance contracts issued	Net finance income from reinsurance contracts held	Valuation gains (losses) on securities at fair value through other comprehensive income	Remeasurements of defined benefit liability	Total
Beginning balance	~~W~~	(2,490,557)	7,045	45,462	2,572,059	13,280	(6,206)	(16,345)	124,738
Change due to fair value		954,524	-	-	(3,197,604)	(2,098)	1,053	-	(2,244,125)
Change due to disposal		37,892	-	-	-	-	100	-	37,992
Policyholders’ equity adjustment (*)		(664)	-	-	-	-	-	-	(664)
Remeasurements of the defined benefit liability		-	-	-	-	-	-	(17,232)	(17,232)
Effects of hedge		-	-	62,906	-	-	-	-	62,906
Effects of foreign exchange rates		-	9,856	-	-	-	-	-	9,856
Tax effects		(261,823)	(2,602)	(17,687)	844,155	554	(305)	4,549	566,841
Reclassification of retained earnings		-	-	-	-	-	41	-	41
Ending balance	~~W~~	(1,760,628)	14,299	90,681	218,610	11,736	(5,317)	(29,028)	(1,459,647)

(*) The Group disaggregates and records the unrealized gains and losses of securities at fair value through other comprehensive income in accumulated other comprehensive income and policyholders’ equity adjustments in accordance with the Regulations on Supervision of Insurance Business.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

35. Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the years ended December 31, 2024 and 2023 are as follows: (continued)

		2023
		Items that may be subsequently reclassified to profit or loss					Items that will not be subsequently reclassified to profit or loss
		Valuation gains (losses) on securities at fair value through other comprehensive income	Foreign currency translation adjustments for foreign operations	Valuation gains (losses) on derivative for cash flow hedges	Net finance income from insurance contracts issued	Net finance income from reinsurance contracts held	Valuation gains (losses) on securities at fair value through other comprehensive income	Remeasurements of defined benefit liability	Total
Beginning balance	~~W~~	(4,578,163)	7,783	(60,015)	4,734,969	34,045	(10,102)	(7,040)	121,477
Change due to fair value		2,796,299	-	-	(2,947,489)	(28,275)	1,113	-	(178,352)
Change due to disposal		49,176	-	-	-	-	4,199	-	53,375
Policyholders’ equity adjustment (*)		(591)	-	-	-	-	-	-	(591)
Remeasurements of the defined benefit liability		-	-	-	-	-	-	(12,629)	(12,629)
Effects of hedge		-	-	143,789	-	-	-	-	143,789
Effects of foreign exchange rates		-	(1,019)	-	-	-	-	-	(1,019)
Tax effects		(757,278)	281	(38,312)	784,579	7,510	(1,416)	3,324	(1,312)
Ending balance	~~W~~	(2,490,557)	7,045	45,462	2,572,059	13,280	(6,206)	(16,345)	124,738

(*) The Group disaggregates and records the unrealized gains and losses of securities at fair value through other comprehensive income in accumulated other comprehensive income and policyholders’ equity adjustments in accordance with the Regulations on Supervision of Insurance Business.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won, except per share data)

35. Equity (continued)

(e) Legal reserve

According to the provisions of the Commercial Act, at least 10% of the profit dividend is accumulated as a legal reserve at each reporting period until it reaches 50% of the capital, and the legal reserve cannot be distributed in cash as dividends and can only be used for recovery of losses carried forward and capital transfer through resolution at the general meeting of shareholder.

(f) Voluntary reserve

i) Regulatory reserve for loan losses

In accordance with the Regulations on Supervision of Insurance Business, when the allowance for credit losses in accordance with Korean IFRS falls short of the allowance for credit losses in accordance with the supervisory regulations, the Group is required to reserve the difference between the two as the regulatory reserve for loan losses in retained earnings. The regulatory reserve for loan losses is calculated by the difference between the total amount of credit loss provisions under Korean IFRS and the total amount of credit loss provisions under the supervisory regulations for each category of corporate loans, household loans, and real estate project financing loans. The regulatory reserve for loan losses is limited to the amount of retained earnings less reserves accumulated in accordance with the Insurance Business Act and other laws and regulations.

① Regulatory reserve for loan losses as of December 31, 2024 and 2023 are as follows:

		2024	2023
Beginning balance	~~W~~	6,997	64,346
Expected reversal of regulatory reserve for loan losses (*)		(1,008)	(57,349)
Ending balance	~~W~~	5,989	6,997

(*) Adjustments due to the application of Korean IFRS 1117 was reflected in the expected reversal of regulatory reserves as of December 31, 2023.

② Reversal of regulatory reserve for loan losses and adjusted income after reflecting the regulatory reserve for loan losses for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Profit for the year	~~W~~	528,401	472,395
Reversal of regulatory reserve for loan losses (*1)		1,008	57,349
Adjusted income after the regulatory reserve for loan losses (*2)	~~W~~	529,409	529,744
Adjusted income per share after the reserve for loan losses in won (*3)	~~W~~	4,484	4,487

(*1) Reversal of regulatory reserve for loan losses for the year ended December 31, 2023 includes adjustments due to the application of Korean IFRS 1117.

(*2) The adjusted profit after reflecting the provision for credit losses is not a figure determined by the accounting standards. It is derived assuming the inclusion of the reversal(transfer) of the provision for credit losses, considering the effects of policyholder share allocations and deferred tax impacts, into the net profit for the year.

(*3) Dividends on hybrid bonds are excluded.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

35. Equity (continued)

(f) Voluntary reserve (continued)

ii) reserve for surrender value

In accordance with the Regulations on Supervision of Insurance Business, when the insurance liabilities measured in accordance with the Korean IFRS falls short of the surrender value required by the supervisory regulations, the Group is required to reserve the difference between the two as the reserve for surrender value. The reserve for surrender value is calculated by subtracting the liability for remaining coverage of insurance contracts under the Korean IFRS from the surrender value at the entity level for the effective contracts calculated according to the supervisory regulations.

Reserve for surrender value as of December 31, 2024 and 2023 are as follows:

		2024	2023
Reserve for surrender value	~~W~~	3,449,210	-
Expected reserve for surrender value		188,906	3,449,210
	~~W~~	3,638,116	3,449,210

iii) Guarantee reserve

In accordance with the Regulations on Supervision of Insurance Business, the Group is required to set aside a guarantee reserve at the reporting date in order to guarantee insurance proceeds and other payments not to less than a specified level. The guarantee reserve shall be accumulated after appropriation of reserve for surrender value and shall not be exceed the amount of retained earnings less reserve for surrender value.

Guarantee reserve as of December 31, 2024 and 2023 are as follows:

		2024	2023
Guarantee reserve	~~W~~	354,282	-
Expected guarantee reserve		19,753	354,282
	~~W~~	374,035	354,282

Voluntary reserves are accumulated from the time unappropriated deficits are settled when there are unappropriated deficits. If the voluntary reserve accumulated in previous periods exceeds the regulatory reserve for loan losses and guarantee reserve required to be accumulated as of the reporting date, the excess amount can be reversed.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

36. Share-based payment

As of December 31, 2024, share-based payment agreement of Shinhan Financial Group provided to the Group’s executives and employees are as follows:

(a) Performance-linked stock option

(*)	2021	2022	2023	2024
Type	Cash-settled share-based payment
Service period	4 years from the commencement date of the year to which the grant date belongs
Performance conditions	Linked to relative stock price (20.0%) and linked to 4 years management index (80.0%)
Estimated vested amount based on settlement date	64,322 shares	67,853 shares	64,894 shares	60,476 shares

(*) Based on the performance-related stock option, the standard stock price (the arithmetic average of the weighted average stock price for the past two months, the past one month, and the past one week from the day before the reference date) after 4 years since the date of grant is paid in cash. The fair value of the stock price is evaluated at the closing price of each reporting date.

(b) Share-based payment expenses

Share-based payment expenses calculated for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Performance-linked stock option	~~W~~	4,063	3,707

(c) Accrued expenses and intrinsic value

Accrued expenses and intrinsic value as of December 31, 2024 and 2023 are as follows:

		2024
		Accrued expenses	Intrinsic value (*1)
Performance-linked stock options (*2)	~~W~~	12,466	12,466

(*1) The intrinsic value for stock options vested at 2021 was calculated based on the stock price (~~W~~50,444) as of January 1, 2025, and the amount granted after that was calculated based on the closing price of the reporting date (~~W~~47,650).

(*2) The amount to be paid to Shinhan Financial Group under the repayment payment agreement was calculated based on the closing price of the settlement date and recognized as a liability. Of this amount, the cost recognized as a liability directly deducted from the capital is ~~W~~ 14 million.

		2023
		Accrued expenses	Intrinsic value (*1)
Performance-linked stock options (*2)	~~W~~	10,102	10,102

(*1) The intrinsic value for stock options vested at 2020 was calculated based on the stock price (~~W~~38,156) as of January 1, 2024, and the amount granted after that was calculated based on the closing price of the reporting date (~~W~~40,150).

(*2) The amount to be paid to Shinhan Financial Group under the repayment payment agreement was calculated based on the closing price of the settlement date and recognized as a liability. Of this amount, the cost recognized as a liability directly deducted from the capital is ~~W~~ 14 million.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

37. Insurance revenue and insurance service expenses

Insurance revenue and insurance service expenses for the years ended December 31, 2024 and 2023 are as follows:

		2024
		Contracts under:		Insurance contracts after transition	Total
		Modified retrospective approach	Fair value approach
Insurance Revenue
Contracts not measured under the premium allocation approach:
Expected incurred claims and other insurance service expenses	~~W~~	189,976	1,265,227	199,352	1,654,555
Change in risk adjustment		21,723	61,570	46,923	130,216
Contractual service margin recognized for services provided		158,398	331,569	242,914	732,881
Recovery of insurance acquisition cash flows		110,336	1,226	243,396	354,958
Others (*)		(10,883)	(424)	(4,433)	(15,740)
Contracts not measured under the premium allocation approach		469,550	1,659,168	728,152	2,856,870
Contracts measured under the premium allocation approach		-	-	445	445
Total insurance revenue	~~W~~	469,550	1,659,168	728,597	2,857,315

Insurance service expenses
Contracts not measured under the premium allocation approach:
Incurred claims and other insurance service expenses	~~W~~	195,923	1,230,537	243,910	1,670,370
Changes in fulfilment cash flows relating to the liability for incurred claims		(2,686)	26,060	4,432	27,806
Losses on onerous contracts and reversal of such losses		(11,216)	68,891	20,385	78,060
Amortization of insurance acquisition cash flows		110,336	1,226	243,397	354,959
Experience adjustments to insurance acquisition cash flows that are not related to future service		328	2,141	(31,240)	(28,771)
Others (*)		(10,885)	(424)	(7,520)	(18,829)
Contracts not measured under the premium allocation approach		281,800	1,328,431	473,364	2,083,595
Contracts measured under the premium allocation approach		-	-	1,366	1,366
Total insurance service expenses	~~W~~	281,800	1,328,431	474,730	2,084,961

(*) Others include allocation of loss components, etc.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

37. Insurance revenue and insurance service expenses (continued)

Insurance revenue and insurance service expenses for the years ended December 31, 2024 and 2023 are as follows: (continued)

		2023
		Contracts under:		Other insurance contracts	Total
		Modified retrospective approach	Fair value approach
Insurance Revenue
Contracts not measured under the premium allocation approach:
Expected incurred claims and other insurance service expenses	~~W~~	205,311	1,277,408	90,712	1,573,431
Change in risk adjustment		28,644	62,489	24,791	115,924
Contractual service margin recognized for services provided		206,316	331,639	158,870	696,825
Recovery of insurance acquisition cash flows		127,210	1,093	128,075	256,378
Others (*)		(12,794)	(123)	10,980	(1,937)
		554,687	1,672,506	413,428	2,640,621
Contracts measured under the premium allocation approach		-	-	406	406
Total insurance revenue	~~W~~	554,687	1,672,506	413,834	2,641,027

Insurance service expenses
Contracts not measured under the premium allocation approach:
Incurred claims and other insurance service expenses	~~W~~	211,593	1,226,729	103,775	1,542,097
Changes in fulfilment cash flows relating to the liability for incurred claims		(5,174)	14,944	1,759	11,529
Losses on onerous contracts and reversal of such losses		3,141	7,017	31,235	41,393
Amortization of insurance acquisition cash flows		127,210	1,093	128,075	256,378
Experience adjustments to insurance acquisition cash flows that are not related to future service		376	2,855	(28,999)	(25,768)
Others (*)		(12,794)	(123)	187	(12,730)
		324,352	1,252,515	236,032	1,812,899
Contracts measured under the premium allocation approach		-	-	892	892
Total insurance service expenses	~~W~~	324,352	1,252,515	236,924	1,813,791

(*) Others include allocation of loss components, etc.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

38. Income or expenses from reinsurance contracts held

Income or expenses from reinsurance contracts held for the years ended December 31, 2024 and 2023 are as follows:

		2024
		Contracts under the fair value approach	Reinsurance contracts after transition	Total
Contracts not measured under the premium allocation approach:
Recovery of incurred claims and other insurance service expenses	~~W~~	68,816	20,973	89,789
Changes in fulfilment cash flows relating to the liability for incurred claims		(27,421)	(1,971)	(29,392)
Recognition (reversals) of a loss-recovery component		(10,318)	4,187	(6,131)
Others (*)		(1,053)	(250)	(1,303)
Total reinsurance revenue	~~W~~	30,024	22,939	52,963

Contracts not measured under the premium allocation approach:
Expected claims and other reinsurance service expenses	~~W~~	39,319	13,620	52,939
Changes in risk adjustment		2,858	1,063	3,921
Contractual service margin recognized for services received		(11,035)	10,814	(221)
Experience adjustments for reinsurance premiums and investment components not related to future service		(1,252)	3,775	2,523
Others (*)		(1,053)	(266)	(1,319)
Total reinsurance service expense	~~W~~	28,837	29,006	57,843

(*) Others include allocation of loss recovery components, etc.

		2023
		Contracts under the fair value approach	Reinsurance contracts after transition	Total
Contracts not measured under the premium allocation approach:
Recovery of incurred claims and other insurance service expenses	~~W~~	67,051	5,574	72,625
Changes in fulfilment cash flows relating to the liability for incurred claims		(29,952)	(2,198)	(32,150)
Recognition (reversals) of a loss-recovery component		(718)	2,101	1,383
Others (*)		(1,303)	(195)	(1,498)
Total reinsurance revenue	~~W~~	35,078	5,282	40,360

Contracts not measured under the premium allocation approach:
Expected claims and other reinsurance service expenses	~~W~~	41,537	7,296	48,833
Changes in risk adjustment		3,227	622	3,849
Contractual service margin recognized for services received		8,120	7,244	15,364
Experience adjustments for reinsurance premiums and investment components not related to future service		1,056	4,002	5,058
Others (*)		(1,303)	(170)	(1,473)
Total reinsurance service expense	~~W~~	52,637	18,994	71,631
(*) Others include allocation of loss recovery components, etc.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

39. Insurance finance income (expenses)

(a) The correlation between insurance finance income or expenses and investment income or expenses for the years ended December 31, 2024 and 2023 are as follows:

	2024
		General life	Variable	Retirement (*3)	Total
Investment income (expenses):
Interest income (expenses)	~~W~~	1,410,001	78,520	(20,269)	1,468,252
Gain (loss) on valuation and transaction of financial instruments		288,479	126,554	(6,624)	408,409
Other investment income (expenses)		(94,430)	(2,126)	(2,335)	(98,891)
Investment income (expenses) recognized in other comprehensive income(*1)		1,013,817	-	42,712	1,056,529
		2,617,867	202,948	13,484	2,834,299
Finance income (expenses) from insurance contracts issued:
Interest income (expenses)		(1,499,478)	(172,640)	-	(1,672,118)
Effect of changes in interest rates and other financial assumptions		(3,148,530)	(50,709)	-	(3,199,239)
Foreign exchange income (expenses)		(31,746)	-	-	(31,746)
		(4,679,754)	(223,349)	-	(4,903,103)
Finance income (expenses) from insurance contracts recognized in profit or loss		(1,532,860)	(172,640)	-	(1,705,500)
Finance income (expenses) from insurance contracts recognized in other comprehensive income(*1)		(3,146,894)	(50,709)	-	(3,197,603)

Finance income (expenses) from reinsurance contracts held:
Interest income (expenses)		56	-	-	56
Effect of changes in interest rates and other financial assumptions		(2,098)	-	-	(2,098)
		(2,042)	-	-	(2,042)
Finance income (expenses) from reinsurance contracts recognized in profit or loss		56	-	-	56
Finance income (expenses) from reinsurance contracts recognized in other comprehensive income(*1)		(2,098)	-	-	(2,098)

Total finance income (expenses) recognized in profit or loss (*2)		71,246	30,308	(29,228)	72,326
Total finance income (expenses) recognized in other comprehensive income (*2)		(2,135,175)	(50,709)	42,712	(2,143,172)
Total	~~W~~	(2,063,929)	(20,401)	13,484	(2,070,846)

(*1) The financial income recognized in other comprehensive income is the amount before deduction of the tax effect.

(*2) Finance income or expenses is the subtotal amount of investment income or expenses, insurance finance income or expenses and reinsurance finance income or expenses.

(*3) Retirement is a pension product classified as an investment contract liability.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

39. Insurance finance income (expenses) (continued)

(a) The correlation between insurance finance income or expenses and investment income or expenses for the years ended December 31, 2024 and 2023 are as follows: (continued)

	2023
		General life	Variable	Retirement (*3)	Total
Investment income (expenses):
Interest income (expenses)	~~W~~	1,370,420	99,178	(52,699)	1,416,899
Gain (loss) on valuation and transaction of financial instruments		248,620	595,884	(35,572)	808,932
Other investment income (expenses)		(80,044)	(1,224)	(2,608)	(83,876)
Investment income (expenses) recognized in other comprehensive income(*1)		2,861,741	-	132,835	2,994,576
		4,400,737	693,838	41,956	5,136,531
Finance income (expenses) from insurance contracts issued:
Interest income (expenses)		(1,477,844)	(652,833)	-	(2,130,677)
Effect of changes in interest rates and other financial assumptions		(2,958,444)	11,845	-	(2,946,599)
Foreign exchange income (expenses)		(6,402)	-	-	(6,402)
		(4,442,690)	(640,988)	-	(5,083,678)
Finance income (expenses) from insurance contracts recognized in profit or loss		(1,483,357)	(652,833)	-	(2,136,190)
Finance income (expenses) from insurance contracts recognized in other comprehensive income(*1)		(2,959,333)	11,845	-	(2,947,488)

Finance income (expenses) from reinsurance contracts held:
Interest income (expenses)		(864)	-	-	(864)
Effect of changes in interest rates and other financial assumptions		(28,275)	-	-	(28,275)
		(29,139)	-	-	(29,139)
Finance income (expenses) from reinsurance contracts recognized in profit or loss		(864)	-	-	(864)
Finance income (expenses) from reinsurance contracts recognized in other comprehensive income(*1)		(28,275)	-	-	(28,275)

Total finance income (expenses) recognized in profit or loss (*2)		54,775	41,005	(90,879)	4,901
Total finance income (expenses) recognized in other comprehensive income (*2)		(125,867)	11,845	132,835	18,813
Total	~~W~~	(71,092)	52,850	41,956	23,714

(*1) The financial income recognized in other comprehensive income is the amount before deduction of the tax effect.

(*2) Finance income or expenses is the subtotal amount of investment income or expenses, insurance finance income or expenses and reinsurance finance income or expenses.

(*3) Retirement is a pension product classified as an investment contract liability.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

39. Insurance finance income (expenses) (continued)

(b) Financial gains and losses recognized in profit or loss for the years ended December 31, 2024 and 2023 are divided into those related to changes in the fair value of the underlying assets of insurance contracts with direct participation characteristics and others as follows.

		2024
		FV change related	Others	Total

Investment income (expenses)	~~W~~	157,494	1,620,276	1,777,770
Finance income (expenses) from insurance contracts issued		(157,494)	(1,548,006)	(1,705,500)
Finance income (expenses) from reinsurance contracts held		-	56	56
	~~W~~	-	72,326	72,326

		2023
		FV change related	Others	Total

Investment income (expenses)	~~W~~	525,608	1,616,347	2,141,955
Finance income (expenses) from insurance contracts issued		(525,608)	(1,610,582)	(2,136,190)
Finance income (expenses) from reinsurance contracts held		-	(864)	(864)
	~~W~~	-	4,901	4,901

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

40. Operating expenses

Operating expenses by nature for the years ended December 31, 2024 and 2023 are as follows:

		2024
		Claim adjustment expenses	Acquisition costs (*)	Maintenance expenses	Investment management expenses	Other operating expenses	Total

Salaries	~~W~~	5,753	59,426	55,851	5,855	10,717	137,602
Bonus		1,750	20,696	20,822	1,908	4,031	49,207
Retirement benefits		507	4,756	4,701	1,200	23,319	34,483
Employee benefits		1,818	19,079	17,906	2,133	14,759	55,695
Amortization		176	27,353	21,365	381	(600)	48,675
Utilities		116	15,146	7,872	218	508	23,860
Commission		97	23,256	24,889	31,292	6,825	86,359
Taxes and dues		562	-	67,079	325	1	67,967
IT expenses		756	19,292	19,843	1,674	2,060	43,625
Proportional commission		-	957,335	-	-	17,486	974,821
Sales promotion expenses		-	397,263	-	-	4,222	401,485
Training expenses		-	-	-	-	6,124	6,124
Others		11,777	28,780	27,716	239	25,266	93,778
	~~W~~	23,312	1,572,382	268,044	45,225	114,718	2,023,681

(*) Acquisition costs are reflected as insurance acquisition cash flows.

		2023
		Claim adjustment expenses	Acquisition costs (*)	Maintenance expenses	Investment management expenses	Other operating expenses	Total

Salaries	~~W~~	5,292	54,409	48,030	5,764	16,388	129,883
Bonus		1,379	14,737	14,479	1,596	4,115	36,306
Retirement benefits		402	3,715	3,286	428	36,702	44,533
Employee benefits		1,735	17,475	15,170	2,135	15,395	51,910
Amortization		351	24,993	21,143	481	1,654	48,622
Utilities		220	14,399	8,237	284	811	23,951
Commission		110	21,367	24,606	31,148	7,764	84,995
Taxes and dues		-	-	69,680	306	105	70,091
IT expenses		577	13	16,912	1,304	3,696	22,502
Proportional commission		-	677,930	-	-	20,647	698,577
Sales promotion expenses		-	100,567	-	-	6,202	106,769
Training expenses		-	78	-	-	5,862	5,940
Others		10,480	47,781	27,926	202	22,468	108,857
	~~W~~	20,546	977,464	249,469	43,648	141,809	1,432,936

(*) Acquisition costs are reflected as insurance acquisition cash flows.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

41. Investment administrative expenses

The investment administrative expenses for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023

Salaries	~~W~~	3,319	3,448
Bonus		1,118	934
Retirement benefits		1,389	1,350
Employment benefits		1,385	1,557
Communication expenses		83	101
Fees		9,825	7,676
Taxes and dues		619	359
Others		1,911	2,778
	~~W~~	19,649	18,203

42. Net interest income and expenses

(a) Details of interest income for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Interest income on:
Deposits at amortized cost	~~W~~	62,867	71,775
Deposits at fair value through profit or loss		133	-
Securities at fair value through profit or loss		96,013	118,195
Securities at fair value through other comprehensive income		1,109,758	1,075,216
Securities at amortized cost		129,179	133,050
Loans at amortized cost		145,331	163,571
Others		3,697	2,687
	~~W~~	1,546,978	1,564,494

(b) Details of interest expense for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Interest expenses on:
Borrowings	~~W~~	-	295
Bonds issued		15,761	33,928
Lease liabilities		2,938	3,062
Others		60,027	110,310
	~~W~~	78,726	147,595

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

43. Provision for (Reversal of) credit loss allowance

Details of provision for (reversal of) credit loss allowance for the years ended December 31, 2024 and 2023 are as follows:

			2024	2023
Provisions (Reversal)	Securities at fair value through other comprehensive income	~~W~~	(1,257)	(4,245)
	Securities at amortized costs		43	(107)
	Loans at amortized costs		7,410	15,205
	Receivables at amortized costs(*)		1,636	3,473
	Allowance for unused credit commitments		(1,601)	1,846
		~~W~~	6,231	16,172

(*) It includes provision for (reversal of) credit loss allowance of due from banks at amortized cost.

44. Gain and losses on foreign exchange transactions

Details of foreign exchange transaction income for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Gain on foreign exchange transactions:
Foreign transactions	~~W~~	69,316	32,035
Translations		645,604	145,456
		714,920	177,491
Loss on foreign exchange transactions:
Foreign transactions		12,326	33,325
Translations		171	14,526
		12,497	47,851
	~~W~~	702,423	129,640

45. Fees and commission income

Details of fees and commission income for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Credit related fees	~~W~~	2,689	858
Loan commissions		7,198	7,174
Retirement pension management fee		2,238	4,004
Other fees and commissions in won		148	184
	~~W~~	12,273	12,220

46. Dividend income

Dividend income for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Financial assets at fair value through profit or loss	~~W~~	28,111	23,619
Securities at fair value through other comprehensive income		4,399	6,864
	~~W~~	32,510	30,483

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

47. Other investment income or expenses

(a) Details of other investment income for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Rental income	~~W~~	868	934
Others		234,202	209,881
	~~W~~	235,070	210,815

(b) Details of other investment expenses for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Amortization expense on intangible assets	~~W~~	75,039	70,626
Depreciation expense on investment properties		212	212
Others		251,332	217,870
	~~W~~	326,583	288,708

48. Non-operating income or expenses

		2024	2023
Non-operating income:
Gain on cancellation of right-of-use asset	~~W~~	552	814
Gain on disposal of property and equipment		35	41
Miscellaneous gains		9,486	1,861
	~~W~~	10,073	2,716

Non-operating expenses:
Impairment of investment assets in associates		-	289
Loss on cancellation of right-of-use asset		218	529
Loss on disposal of property and equipment		693	1,941
Impairment of property and equipment		1,703	1,409
Impairment of intangible assets		167	4,675
Donations		7,977	5,553
Miscellaneous loss		2,062	7,522
		12,820	21,918
	~~W~~	(2,747)	(19,202)

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

49. Income tax expense

(a) Income tax expense for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Current tax expense	~~W~~	16,092	27,072
Adjustment for prior periods		(11,728)	(8,114)
Temporary differences		(378,165)	149,508
Deferred tax recognized in other comprehensive income		566,828	-
Income tax recognized in other comprehensive income		14	(1,308)
Income tax expenses	~~W~~	193,041	167,158

Effective tax rate		26.76%	26.14%

(b) Reconciliation of net income before tax to income tax expenses for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Net profit before income taxes	~~W~~	721,442	639,553

Income taxes at statutory tax rates		190,461	168,842
Adjustments:
Non-taxable income		(6,038)	(6,199)
Non-deductible expense		4,947	2,243
Tax rate difference		(3,036)	(4,086)
Effect of consolidated tax payment		(1,463)	2,164
Effect of changes in tax rates		-	(4,650)
Others		8,170	8,844
		2,580	(1,684)
Income tax expense	~~W~~	193,041	167,158

Effective tax rate		26.76%	26.14%

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

49. Income tax expense (continued)

(c) Changes in deferred tax assets and liabilities for the years ended December 31, 2024 and 2023 are as follows:

		2024
		Beginning Balance	Profit or loss	Other comprehensive income	Equity adjustment	Ending Balance
Deposits in foreign currency	~~W~~	(203)	127	-	-	(76)
Financial assets at fair value through profit or loss		(8,314)	(22,317)	-	-	(30,631)
Securities at fair value through other comprehensive income		167,212	(136,679)	(262,141)	-	(231,608)
Securities at amortized costs		(8,452)	(21,748)	-	-	(30,200)
Investments in associates		2,803	-	-	-	2,803
Derivative instruments		35,243	85,703	(17,687)	-	103,259
Accrued income		(139,749)	(23,676)	-	-	(163,425)
Evaluation cost of initial investment fund		-	101	-	-	101
Deemed dividend		8,535	(785)	-	-	7,750
Dividend receivables		119	-	-	-	119
Other liabilities		726	(945)	-	-	(219)
Provisions		290	(188)	-	-	102
Dividend cost recovery		22,821	1,529	-	-	24,350
Taxation of partnership		1,113	583	-	-	1,696
Reserve for outstanding claims for matured contracts		11,445	(1,089)	-	-	10,356
Property and equipment, intangible assets		9,017	(1,159)	-	-	7,858
Other accrued expense		26,626	2,979	-	-	29,605
Loan origination cost (fees)		51	(258)	-	-	(207)
Share-based payment		2,667	(13)	637	-	3,291
Defined benefit obligations		(9,043)	3,577	3,912	-	(1,554)
Vehicles for business use (depreciation adjustment)		30	9	-	-	39
Accrued interests (deposit)		-	(3)	-	-	(3)
Right-of-use assets		(363)	396	-	-	33
Uncollected commission clawbacks		12	-	-	-	12
Government subsidies		1	(1)	-	-	-
Loans		1,719	-	-	-	1,719
Deficit carried forward		10,483	(4,946)	-	-	5,537
Hybrid bonds		199	-	-	-	199
Legal provision		214	(121)	-	-	93
Policyholders’ reserve adjustments		(271)	175	-	-	(96)
Effect of change in discount rate under K-IFRS 1117		(927,418)	432	844,709	-	(82,277)
Surrender Value Reserve		(839,355)	(83,487)	-	-	(922,842)
Others		(13,429)	13,141	(2,602)	-	(2,890)
	~~W~~	(1,645,271)	(188,663)	566,828	-	(1,267,106)

(*) The Group is applying the temporary exemption provision for deferred corporate tax under K-IFRS 1012, and therefore does not recognize deferred corporate tax assets and liabilities related to the Global Anti-Base Erosion Tax rules, nor does it disclose information related to deferred corporate tax.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

49. Income tax expense (continued)

(c) Changes in deferred tax assets and liabilities for the years ended December 31, 2024 and 2023 are as follows: (continued)

		2023
		Beginning Balance	Profit or loss	Other comprehensive income	Equity adjustment	Ending Balance
Deposits in foreign currency	~~W~~	(197)	(6)	-	-	(203)
Financial assets at fair value through profit or loss		19,674	(27,988)	-	-	(8,314)
Securities at fair value through other comprehensive income		690,067	235,839	(758,694)	-	167,212
Securities at amortized costs		(647,732)	639,280	-	-	(8,452)
Investments in associates		182	2,621	-	-	2,803
Derivative instruments		63,810	9,745	(38,312)	-	35,243
Accrued income		(123,744)	(16,005)	-	-	(139,749)
Evaluation cost of initial investment fund		(92)	92	-	-	-
Deemed dividend		5,404	3,131	-	-	8,535
Dividend receivables		120	-	-	-	120
Other liabilities		(122)	848	-	-	726
Provisions		1,630	(1,340)	-	-	290
Dividend cost recovery		23,426	(605)	-	-	22,821
Taxation of partnership		5,279	(4,166)	-	-	1,113
Guaranteed reserve		79,523	(79,523)	-	-	-
Reserves for dividends to policyholders		1,550	(1,550)	-	-	-
Reserve for loss from participating insurance		306	(306)	-	-	-
Reserve for outstanding claims for matured contracts		12,159	(714)	-	-	11,445
Deferred acquisition costs		(665)	665	-	-	-
Property and equipment, intangible assets		10,537	(1,520)	-	-	9,017
Other accrued expense		25,521	1,105	-	-	26,626
Loan origination cost (fees)		(730)	781	-	-	51
Share-based payment		2,213	450	-	4	2,667
Defined benefit obligations		(9,643)	(2,724)	3,324	-	(9,043)
Vehicles for business use (depreciation adjustment)		26	4	-	-	30
Subordinated foreign currency bonds		13,495	(13,495)	-	-	-
Interest payable		(24)	24	-	-	-
Accrued interests (deposit)		5	(5)	-	-	-
Right-of-use assets		(1,086)	723	-	-	(363)
Uncollected commission clawbacks		12	-	-	-	12
Government subsidies		9	(8)	-	-	1
Loans		1,726	(7)	-	-	1,719
Deficit carried forward		10,523	(40)	-	-	10,483
Hybrid bonds		200	(1)	-	-	199
Legal provision		-	214	-	-	214
Policyholders’ reserve adjustments		-	(271)	-	-	(271)
Effect of change in discount rate under K-IFRS 1117		-	(1,719,508)	792,089	-	(927,419)
Surrender Value Reserve		-	(839,355)	-	-	(839,355)
Effect of K-IFRS 1117 transition		(1,672,143)	1,672,143	-	-	-
Others		(6,983)	(6,727)	280	-	(13,430)
	~~W~~	(1,495,764)	(148,199)	(1,313)	4	(1,645,272)

(*1) The local income tax rate has changed due to the revision of the Local Tax Act at the end of 2023, hence tax rate of 26.4% is applied for deferred tax assets (liabilities) expected to be realized after 2024.

(*2) The Group is applying the temporary exemption provision for deferred corporate tax under K-IFRS 1012, and therefore does not recognize deferred corporate tax assets and liabilities related to the Global Anti-Base Erosion Tax rules, nor does it disclose information related to deferred corporate tax.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

49. Income tax expense (continued)

(d) As of December 31, 2024 and 2023, deferred income tax related to items recognized other than in profit or loss for the year are as follows:

		January 1, 2024		Changes		December 31, 2024
		Amount	Tax effect	Amount	Tax effect	Amount	Tax effect
Valuation gains (losses) on securities at fair value through other comprehensive income	~~W~~	(3,392,342)	895,578	992,959	(262,141)	(2,399,383)	633,437
Insurance and reinsurance finance income (expenses)		3,512,690	(927,350)	(3,199,714)	844,709	312,976	(82,641)
Remeasurement of defined benefit liabilities		(22,206)	5,862	(17,232)	4,550	(39,438)	10,412
Stock options		1,985	(524)	-	-	1,985	(524)
Gains (losses) on valuation of derivatives for cash flow hedge		60,028	(14,566)	62,906	(17,687)	122,934	(32,253)
Hybrid bonds		(755)	208	-	-	(755)	208
Gains and losses from translation of foreign operations		9,570	(2,527)	9,856	(2,602)	19,426	(5,129)
	~~W~~	168,970	(43,319)	(2,151,225)	566,829	(1,982,255)	523,510

		January 1, 2023		Changes		December 31, 2023
		Amount	Tax effect	Amount	Tax effect	Amount	Tax effect
Valuation gains (losses) on securities at fair value through other comprehensive income	~~W~~	(6,242,538)	1,654,274	2,850,196	(758,696)	(3,392,342)	895,578
Insurance and reinsurance finance income (expenses)		6,488,455	(1,719,440)	(2,975,765)	792,090	3,512,690	(927,350)
Remeasurement of defined benefit liabilities		(9,577)	2,538	(12,629)	3,324	(22,206)	5,862
Stock options		1,992	(528)	(7)	4	1,985	(524)
Gains (losses) on valuation of derivatives for cash flow hedge		(85,012)	23,746	145,040	(38,312)	60,028	(14,566)
Hybrid bonds		(755)	208	-	-	(755)	208
Gains and losses from translation of foreign operations		10,589	(2,806)	(1,019)	279	9,570	(2,527)
	~~W~~	163,154	(42,008)	5,816	(1,311)	168,970	(43,319)

(e) Current tax assets and liabilities

Current tax assets and liabilities as of December 31, 2024 and 2023 are as follows:

		2024	2023
Current tax assets
Income tax receivables (refund of consolidated tax payment)	~~W~~	82,811	71,169
Current tax liabilities
Income tax payables	~~W~~	(4,248)	(55)

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

49. Income tax expense (continued)

(f) Income taxes based on gross amount

Deferred tax assets and liabilities and current tax assets and liabilities as of December 31, 2024 and 2023 are as follows:

		2024	2023
Deferred tax assets	~~W~~	198,923	301,327
Deferred tax liabilities		(1,466,029)	(1,946,599)
Current tax assets		82,811	71,169
Current tax liabilities		(4,248)	(55)

(g) In accordance with the Global Anti-Base Erosion (GloBE) rules that were applied since 2024, top-up tax shall be paid for the difference between an effective rate for each jurisdiction to which each constituent entity of the Group belongs and the minimum rate of 15%. However, since most jurisdictions pass the requirements for exemption from application of transition period or the effective tax rate is more than 15%, the Group believes that there will be no significant top-up tax to be paid.

Therefore, the Group does not recognize the current tax expense in relation to the GloBE tax. The Group, in addition, applies exceptions to the recognition and disclosure of deferred tax assets and liabilities related to the GloBE tax, and thus does not recognize nor disclose the deferred tax assets and liabilities related to the GloBE tax.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

50. Contingencies and commitments

(a) Insurance agreement

As of December 31, 2024, the total number and amount of insurance contracts held by the Group are 6,905,100 contracts and ~~W~~ 182,596,053 million, respectively (6,849,786 contracts and ~~W~~ 187,235,323 million, respectively for the year ended December 31, 2023).

(b) Reinsurance agreements

As of December 31, 2024, the Group held reinsurance contracts with nine domestic and global reinsurance companies, including Korean Reinsurance Co., Ltd. and Reinsurance Group of America Incorporated ("RGA") for insurance contracts that cover cancer, cerebrovascular and heart disease (DP), critical illness (CI), death and disaster, and dementia. For life insurance contracts, the Group held coinsurance contracts with Korean Reinsurance Co., Ltd. and Swiss Reinsurance Co. (“Swiss Re”), which proportionally reinsure insurance risks and interest rate risks.

(c) Pending litigations

As of December 31, 2024, the Group has 103 pending litigations (Total claim amounts of ~~W~~ 8,001 million). Among these, provisions related to the litigation were accounted for ~~W~~ 352 million, and liabilities for incurred claims related to insurance claims were accounted for ~~W~~ 5,450 million. As of December 31, 2024, the result of litigation is unpredictable.

(d) Bank overdraft agreement

As of December 31, 2024, the Group has bank overdraft agreements with Shinhan Bank. The limit on bank overdraft is ~~W~~ 100,000 million (~~W~~ 100,000 million as of December 31, 2023).

(e) Unused credit provided and capital commitments

As of December 31, 2024, the Group's unused credit provided and capital commitments amounted to ~~W~~ 164,307 and ~~W~~ 1,374,078 million, respectively (~~W~~ 424,203 and ~~W~~ 1,385,007 million, respectively as of December 31, 2023).

(f) Other commitments

As of December 31, 2024 and 2023, the details of payment guarantee are as follows:

Guarantee provider		2024	2023	Type of guarantee
Seoul Guarantee Insurance Co., Ltd.	~~W~~	2,281	3,202	Guarantee deposit etc.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

51. Related parties

(a) Related parties as of December 31, 2024 are as follows:

The parent company	Shinhan Financial Group

Entities under common control	Shinhan Bank Co., Ltd.
Shinhan Securities Co., Ltd.
Shinhan Card Co., Ltd.
Jeju Bank
Shinhan DS
Shinhan Asset Management Co., Ltd.
Shinhan Capital Co., Ltd.
Shinhan Savings Bank
Shinhan Fund Partners
SHC Management Co., Ltd.
Shinhan REITs Management Co., Ltd.
Shinhan AI Co., Ltd.
Shinhan Asset Trust Co., Ltd.
Shinhan Venture Investment Co., Ltd.
Shinhan EZ General Insurance, Ltd.
SHBNPP Green Energy Private Special Asset Investment Trust
SHBNPP Hangbok Ultari BTL Private Special Asset Investment Trust
SHBNPP YoungNam LNG Thermal Power Plant Private Special Asset Investment Trust
SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.2
SHBNPP Good morning BTL Professional Investment Type Private Special Asset Investment Trust No.1
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.4
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.5
SHBNPP US Nevada Photovoltaic Private Special Asset Investment Trust
Shinhan AIM Social Enterprise Investment Fund I
Shinhan AIM Infrastructure Professional Investment Type Private Investment Trust 1

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

51. Related parties (continued)

(a) Related parties as of December 31, 2024 are as follows: (continued)

Entities under common control	One Shinhan Futures Fund 1
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.2
SHBNPP Global Professional Investment Type Private Investment Trust No.12
Shinhan AIM Private Real Estate Investment Trust No.15
Shinhan AIM FoF Fund 4
Shinhan AIM Social Enterprise Investment Fund II
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4
Shinhan AIM Private Real Estate Investment Trust No.13
Shinhan AIM FoF Fund 6-A
SHBNPP Italy VENETA Infrastructure Loan Professional Investment Type Private Investment Trust
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3
One Shinhan Futures Fund 2
SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.1
Shinhan AIM Investment Finance Specialized Investment Trust No. 1
Shinhan AIM Social Enterprise Investment Fund III
SH Startup Venture Specialized Investment Private Equity Trust No.4
SH Green New Deal Energy Special Asset Private Investment Trust No.3
Shinhan AIM Private Real Estate Investment Trust No.22-A
One Shinhan Connect New Technology Investment Fund 1
Shinhan Global Green Energy Partnership Private Investment Trust No.1
SHBNPP Startup Venture Alpha Specialized Private Equity Fund 2nd
One Shinhan Futures Fund 3
SH Startup Venture Private Equity Trust No.5
Shinhan Greenway Corporate Investment FUND NO.1
One Shinhan Connect New Technology Investment Fund 2
Shinhan global flagship venture fund 1
SH BGT Private Special Asset Investment Trust No.2

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

51. Related parties (continued)

(a) Related parties as of December 31, 2024 are as follows: (continued)

Entities under common control	Shinhan AIM Credit 4-B_Clover2
SH Venture Private Investment Trust No.6
Shinhan One Flagship Real Estate Development Fund 1
Shinhan hyper connect venture fund Ι
Shinhan hyper future’s venture fund 1
SH Special Situation Private Real Estate Feeder Investment Trust No.1
Shinhan CIS III Private Investment Trust No.1
SH Japan Photovoltaics Private Special Asset Investment Trust No.4(H) (*1)

Associates	iPIXEL Co., Ltd.
Findvalue JD Fund No.1
IGIS Private Real Estate Investment Trust 517-1

Associates of entities under common control	SBC PFV Co., Ltd (formerly Seocho Information Command Complex Development Project PFV1, 2)
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37
LB Scotland Amazon Fulfillment Center Fund 29
SHINHAN-NEO Core Industrial Technology Fund
SHINHAN-NEO Market-Frontier 2nd Fund
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2
Macquarie Korea Opportunities Fund (MKOF)
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust
Shinhan AIM Private Real Estate Investment Trust No.1
Shinhan AIM Private Real Estate Investment Trust No.2
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]
PCC Amberstone Private Equity Fund I
KIAMCO POWERLOAN TRUST 4TH
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2
Shinhan JigaeNamsan Road Private Special Asset Investment Trust
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.
Shinhan AIM Private Fund of Fund 9-B
Songpa Biz-Cluster PFV Co.,Ltd. (*1)

Others	Shinhan Life Shining Foundation

(*1) It was newly included as a related party, as of December 31, 2024.

(*2) Midas Asset Global CRE Debt Private Fund No.6, Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24 and IMM Long-term Solution Private Equity Fund were excluded from the related parties during the year ended December 31, 2024.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

51. Related parties (continued)

(b) Significant balances with the related parties as of December 31, 2024 and 2023 are as follows:

Related party	Account		2024	2023
The parent company
Shinhan Financial Group	Securities at fair value through other comprehensive income	~~W~~	29,898	29,130
	Accrued income		167	167
	Current tax assets		82,482	70,767
	Credit loss allowance		(13)	(14)
	Current tax liabilities		4,245	55
	Accrued expenses		12,466	10,102

Entities under common control
Shinhan Bank	Cash and due from banks at amortized cost		115,008	204,378
	Financial assets at fair value through profit or loss (*1)		37,234	33,385
	Rental deposits		4,536	7,012
	Right-of-use assets		3,160	3,872
	Accrued income		134	1,457
	Credit loss allowance		(20)	(134)
	Derivative assets		1,425	24,748
	Derivative liabilities		128,182	22,378
	Lease liabilities		3,452	4,169
	Accrued expenses		115	72
	Investment contract liabilities (*2)		144,698	209,253
Shinhan Securities Co., Ltd.	Cash and due from banks at amortized cost		24,231	38,612
	Account receivables		1,391	8,057
	Accrued income		2	67
	Derivative assets		25,593	11,746
	Derivative liabilities		25,798	17,413
	Loans (*3)		22,386	16,551
	Account payables		2,238	3,095
Shinhan Card Co., Ltd.	Cash and due from banks at amortized cost		11,540	21,280
	Securities at fair value through other comprehensive income		-	29,766
	Account receivables		1,936	733
	Accrued income		6,564	6,878
	Credit loss allowance		(424)	(705)
	Accrued expenses		4,220	3,955
	Investment contract liabilities (*2)		8,409	36,056
Jeju Bank	Cash and due from banks at amortized cost		86	53
	Accrued expenses		-	3
	Investment contract liabilities (*2)		14,339	13,832
Shinhan DS	Accrued expenses		734	986
Shinhan Asset Management Co., Ltd.	Financial assets at fair value through profit or loss (*1)		8,754	8,435
	Accrued expenses		831	1,346
Shinhan Capital Co., Ltd.	Loans (*3)		202	462
Shinhan Fund Partners	Accrued expenses		220	193
Total assets		~~W~~	353,684	499,690
Total liabilities		~~W~~	372,535	339,921

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

51. Related parties (continued)

(b) Significant balances with the related parties as of December 31, 2024 and 2023 are as follows: (continued)

(*1) It is a financial instrument related to consolidated structured entities of related parties.

(*2) It is policyholders’ reserve for retirement pension contracts.

(*3) It is non-controlling interests classified as liabilities for the consolidated structured entities.

(c) Significant transactions with the related parties for the years ended December 31, 2024 and 2023 are as follows:

Related party	Account		2024	2023
The parent company
Shinhan Financial Group	Interest income	~~W~~	870	868
	Provision for (reversal of) credit loss allowance		(2)	(6)
	Commissions paid, etc.		4,879	4,737
Entities under common control
Shinhan Bank	Interest income		3,437	3,823
	Fee and commission income		6	576
	Gains related to derivatives		926	16,642
	Other income		88	-
	Insurance contract commissions		9,002	2,054
	Interest expense		90	26
	Provision for (reversal of) credit loss allowance		(119)	91
	Losses related to derivatives		160,292	38,954
	Commissions paid, etc.		4,847	5,603
	Distribution income (*1)		159	113
Shinhan Securities Co., Ltd.	Interest income		224	325
	Fees and commission income		9	275
	Gains related to derivatives		771	1,344
	Losses related to derivatives		17,821	1,116
	Commissions paid, etc.		1,448	1,916
	Other expense (*2)		1,790	(72)
Shinhan Card Co., Ltd.	Interest income		1,351	3,681
	Fees and commission income		76	172
	Other income		4,804	3,900
	Insurance contract commissions		16,566	18,105
	Provision for (reversal of) credit loss allowance		(320)	42
	Commissions paid, etc.		4,710	6,989
Jeju Bank	Insurance contract commissions		9	239
	Commissions paid, etc.		13	13
Shinhan DS	Commissions paid, etc.		27,671	24,089
Shinhan Asset Management Co., Ltd.	Interest income		-	1
	Distribution income (*1)		1,986	83
	Investment management expenses		10,086	6,055
Shinhan Capital Co., Ltd.	Other expense (*2)		(94)	57
Shinhan Savings Bank	Fees and commission income		20	15
Shinhan Venture Investment Co., Ltd.	Commissions paid, etc.		102	-
Shinhan Fund Partners	Commissions paid, etc.		937	821
Shinhan AI Co., Ltd.	Commissions paid, etc.		-	37

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

51. Related parties (continued)

(c) Significant transactions with the related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

Related party	Account	2024	2023
Entities under common control
SHBNPP Green Energy Private Special Asset Investment Trust	Distribution income	1,031	1,034
SHBNPP Hangbok Ultari BTL Private Special Asset Investment Trust	Distribution income	1,446	1,447
SHBNPP YoungNam LNG Thermal Power Plant Private Special Asset Investment Trust	Distribution income	1,098	1,064
SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.2	Distribution income	636	696
SHBNPP Good morning BTL Professional Investment Type Private Special Asset Investment Trust No.1	Distribution income	189	192
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.4	Distribution income	2,943	1,454
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.5	Distribution income	1,875	2,000
SHBNPP US Nevada Photovoltaic Private Special Asset Investment Trust	Distribution income	2,376	2,351
SHBNPP Global Professional Investment Type Private Investment Trust No.12	Distribution income	400	725
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4	Distribution income	3,758	3,574
Shinhan AIM FoF Fund 6-A	Distribution income	671	805
SHBNPP Italy VENETA Infrastructure Loan Professional Investment Type Private Investment Trust	Distribution income	1,205	1,716
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.1	Distribution income	760	788
Shinhan AIM Investment Finance Specialized Investment Trust No. 1	Distribution income	354	279
SH Green New Deal Energy Special Asset Private Investment Trust No.3	Distribution income	1,896	1,018
Shinhan AIM Private Real Estate Investment Trust No.22-A	Distribution income	3,641	2,501
SHBNPP Startup Venture Alpha Specialized Private Equity Fund 2nd	Distribution income	48	-
Shinhan Global Green Energy Partnership Private Investment Trust No.1	Distribution income	-	178
Shinhan AIM Infrastructure Professional Investment Type Private Investment Trust 1	Distribution income	968	902
Shinhan AIM FoF Fund 4	Distribution income	-	205
Shinhan AIM Credit 4-B_Clover2	Distribution income	4,979	4,794
SH Japan Photovoltaics Private Special Asset Investment Trust No.4(H)	Distribution income	604	-
IMM Long-term Solutions Private Equity Fund (*3)	Distribution income	22,054	1,115
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.2	Distribution income	236	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3	Distribution income	122	-
Shinhan One Flagship Real Estate Development Fund 1	Distribution income	304	-
Shinhan CIS III Private Investment Trust No.1	Distribution income	1,530	-

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

51. Related parties (continued)

(c) Significant transactions with the related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

Related party	Account		2024	2023
Associates of entities under common control
Midas Asset Global CRE Debt Private Fund No.6	Distribution income		1,967	2,955
LB Scotland Amazon Fulfillment Center Fund 29	Distribution income		-	1,175
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Distribution income		85	271
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24(*3)	Distribution income		445	792
Shinhan AIM Private Real Estate Investment Trust No.1	Distribution income		-	1,086
PCC Amberstone Private Equity Fund I	Distribution income		692	877
KIAMCO POWERLOAN TRUST 4TH	Distribution income		1,554	1,537
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Distribution income		903	960
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Distribution income		212	314
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Distribution income		168	84
Shinhan AIM Private Fund of Fund 9-B	Distribution income		61	312
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37	Distribution income		1,937	2,203
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Distribution income		67	202
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]	Distribution income		72	134
SHINHAN-NEO Core Industrial Technology Fund	Distribution income		53	-
SBC PFV Co., Ltd	Interest income		3,281	-
	Provision for (reversal of) credit loss allowance		(59)	-
Others
Shinhan Life Shining Foundation	Rental income		56	55
	Donations		2,546	2,555
Total income		~~W~~	81,404	73,613
Total expense		~~W~~	262,215	113,421

(*1) It is investment gains and losses from consolidated structured entities of the related party.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

(*2) They are transactions related to non-controlling interests of consolidated structured entities.

(*3) It has been removed from the related parties during the year ended December 31, 2024, and the amount refers to the transactions before its removal.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

51. Related parties (continued)

(d) Significant fund transactions with related parties for the years ended December 31, 2024 and 2023 are as follows:

		2024
		Borrowing of funds		Loan		Investment in cash		Dividend paid
		Borrowing	Redemption	Execution	Collection	Investment	Collection
The parent company
Shinhan Financial Group	~~W~~	-	-			-	-	315,342
Entities under common control
Shinhan Bank Co., Ltd. (*1)(*2)		-	786	-	-	538	-	-
Shinhan Securities Co., Ltd. (*3)		5,950	1,364	-	-	-	-	544
Shinhan Asset Management Co., Ltd.		-	-	-	-	152	5,640
Shinhan Capital Co., Ltd.		-	166	-	-	-	-	-
SHBNPP Green Energy Private Special Asset Investment Trust		-	-	-	-	-	1,212	-
SHBNPP Hangbok Ultari BTL Private Special Asset Investment Trust		-	-	-	-	-	1,726	-
SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	-	-	-	-	1,697	-
SHBNPP Good morning BTL Professional Investment Type Private Special Asset Investment Trust No.1		-	-	-	-	-	338	-
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.5		-	-	-	-	5,340	1,000	-
SHBNPP US Nevada Photovoltaic Private Special Asset Investment Trust		-	-	-	-	2,896	-	-
Shinhan AIM Social Enterprise Investment Fund I						-	22
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.2		-	-	-	-	-	3,207	-
SHBNPP Global Professional Investment Type Private Investment Trust No.12		-	-	-	-	873	-	-
Shinhan AIM Private Real Estate Investment Trust No.15		-	-	-	-	783	290	-
Shinhan AIM FoF Fund 4		-	-	-	-	3,595	247	-
Shinhan AIM Infrastructure Professional Investment Type Private Investment Trust 1		-	-	-	-	2,453	-	-
One Shinhan Futures Fund 1		-	-	-	-	-	72	-
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4		-	-	-	-	1,884	15,272	-
Shinhan AIM FoF Fund 6-A		-	-	-	-	11,528	259	-
SHBNPP Italy VENETA Infrastructure Loan Professional Investment Type Private Investment Trust		-	-	-	-	1,239	118	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3		-	-	-	-	1,000	2,235	-
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.1		-	-	-	-	-	1,280	-
Shinhan AIM Investment Finance Specialized Investment Trust No. 1						-	3,613
Shinhan AIM Social Enterprise Investment Fund III		-	-	-	-	60	-	-
SH Startup Venture Specialized Investment Private Equity Trust No.4		-	-	-	-	4,000	-	-
SH Green New Deal Energy Special Asset Private Investment Trust No.3		-	-	-	-	3,241	275	-

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

51. Related parties (continued)

(d) Significant fund transactions with related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

		2024
		Borrowing of funds		Loan		Investment in cash		Dividend paid
		Borrowing	Redemption	Execution	Collection	Investment	Collection
Entities under common control
Shinhan AIM Private Real Estate Investment Trust No.22-A	~~W~~	-	-	-	-	16,264	-	-
Shinhan Global Green Energy Partnership Private Investment Trust No.1		-	-	-	-	378	-	-
SH Startup Venture Private Equity Trust No.5		-	-	-	-	4,000	-	-
Shinhan Greenway Corporate Investment FUND NO.1		-	-	-	-	1,200	817	-
Shinhan global flagship venture fund 1		-	-	-	-	5,200	-	-
SH BGT Private Special Asset Investment Trust No.2		-	-	-	-	2,524	-	-
Shinhan AIM Credit 4-B_Clover2		-	-	-	-	2,644	23,374	-
SH Venture Private Investment Trust No.6		-	-	-	-	4,000	-	-
Shinhan One Flagship Real Estate Development Fund 1						8,000	-
Shinhan hyper connect venture fund Ι		-	-	-	-	7,200	-	-
Shinhan hyper future’s venture fund 1		-	-	-	-	564	-	-
SH Special Situation Private Real Estate Feeder Investment Trust No.1		-	-	-	-	4,064	-	-
Shinhan CIS III Private Investment Trust No.1		-	-	-	-	10,725	4,073	-
IMM Long-term Solution Private Equity Fund		-	-	-	-	-	34,981	-
SH Japan Photovoltaics Private Special Asset Investment Trust No.4(H)		-	-	-	-	30,000	-	-
		5,950	2,316	-	-	136,345	101,748	544
Associate
IGIS Private Real Estate Investment Trust 517-1		-	-	-	-	2,400	-	-

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

51. Related parties (continued)

(d) Significant fund transactions with related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

		2024
		Borrowing of funds		Loan		Investment in cash		Dividend paid
		Borrowing	Redemption	Execution	Collection	Investment	Collection
Associates of entities under common control
SBC PFV Co., Ltd	~~W~~	-	-	95,000	95,000	1,575	-	-
Midas Asset Global CRE Debt Private Fund No.6(*4)		-	-	-	-	-	27,055	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		-	-	-	-	1,271	399	-
LB Scotland Amazon Fulfillment Center Fund 29						2,535	-
SHINHAN-NEO Core Industrial Technology Fund		-	-	-	-	-	1,068
SHINHAN-NEO Market-Frontier 2nd Fund		-	-	-	-	450	1,026	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		-	-	-	-	-	2,238	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2						-	197
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24(*4)		-	-	-	-	-	12,194	-
Shinhan AIM Private Real Estate Investment Trust No.1		-	-	-	-	2,613	-	-
Shinhan AIM Private Real Estate Investment Trust No.2		-	-	-	-	1,760	-	-
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]		-	-	-	-	-	38	-
PCC Amberstone Private Equity Fund I		-	-	-	-	247	2,712	-
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	-	-	-	-	1,635	-
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.		-	-	-	-	3,516	-	-
Shinhan AIM Private Fund of Fund 9-B		-	-	-	-	6,562	-	-
Songpa Biz-Cluster PFV Co.,Ltd.		-	-	-	-	2,500	-	-
		-	-	95,000	95,000	23,029	48,562	-
	~~W~~	5,950	2,316	95,000	95,000	161,774	150,310	315,886

(*1) Interest expense of ~~W~~90 million according to the lease contract with Shinhan Bank, a related party, was recognized for the year ended December 31, 2024.

(*2) Fund transactions related to consolidated structured entities of related parties are included.

(*3) Increase or decrease in non-controlling interests classified as liabilities related to consolidated structured entities are included.

(*4) It has been removed from the related party during the year ended December 31, 2024, and the amount refers to the transactions before its removal.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

51. Related parties (continued)

(d) Significant fund transactions with related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

		2023
		Borrowing of funds		Investment in cash		Dividend paid
		Borrowing	Redemption	Investment	Collection
The parent company
Shinhan Financial Group	~~W~~	-	-	-	-	162,257
Entities under common control
Shinhan Bank Co., Ltd. (*1)(*2)		-	780	30,891	-	-
Shinhan Securities Co., Ltd. (*3)		14,471	4	-	-	7
Shinhan Capital Co., Ltd. (*3)		-	-	-	-	46
Shinhan Asset Management Co., Ltd. (*2)		-	-	83	-	-
SHBNPP Green Energy Private Special Asset Investment Trust		-	-	-	1,630	-
SHBNPP Hangbok Ultari BTL Private Special Asset Investment Trust		-	-	-	1,656	-
SHBNPP YoungNam LNG Thermal Power Plant Private Special Asset Investment Trust		-	-	-	7,188	-
SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	-	-	1,638	-
SHBNPP Good morning BTL Professional Investment Type Private Special Asset Investment Trust No.1		-	-	-	324	-
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.4		-	-	1,332	13,367	-
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.5		-	-	-	799	-
SHBNPP US Nevada Photovoltaic Private Special Asset Investment Trust		-	-	2,018	-	-
Shinhan AIM Social Enterprise Investment Fund I		-	-	12	-	-
Shinhan AIM Infrastructure Professional Investment Type Private Investment Trust 1		-	-	1,908	-	-
One Shinhan Futures Fund 1		-	-	-	184	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.2		-	-	1,000	914	-
SHBNPP Global Professional Investment Type Private Investment Trust No.12		-	-	1,284	-	-
Shinhan AIM Private Real Estate Investment Trust No.15		-	-	2,031	349	-
Shinhan AIM FoF Fund 4		-	-	7,810	-	-
Shinhan AIM Social Enterprise Investment Fund II		-	-	29	-	-
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4		-	-	2,979	651	-
Shinhan AIM Private Real Estate Investment Trust No.13		-	-	-	36,541	-
Shinhan AIM FoF Fund 6-A		-	-	7,574	938	-
SHBNPP Italy VENETA Infrastructure Loan Professional Investment Type Private Investment Trust		-	-	2,026	516	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3		-	-	1,000	-	-
One Shinhan Futures Fund 2		-	-	-	100	-
SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1		-	-	150	-	-
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.1		-	-	-	1,224	-
Shinhan AIM Social Enterprise Investment Fund III		-	-	750	-	-
SH Startup Venture Specialized Investment Private Equity Trust No.4		-	-	4,000	-	-
SH Green New Deal Energy Special Asset Private Investment Trust No.3		-	-	14,339	9	-

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

51. Related parties (continued)

(d) Significant fund transactions with related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

		2023
		Borrowing of funds		Investment in cash		Dividend paid
		Borrowing	Redemption	Investment	Collection
Entities under common control
Shinhan AIM Private Real Estate Investment Trust No.22-A	~~W~~	-	-	5,585	109	-
One Shinhan Connect New Technology Investment Fund 1		-	-	-	104	-
Shinhan Global Green Energy Partnership Private Investment Trust No.1		-	-	980	-	-
SHBNPP Startup Venture Alpha Specialized Private Equity Fund 2nd		-	-	600	-	-
One Shinhan Futures Fund 3		-	-	-	102	-
SH Startup Venture Private Equity Trust No.5		-	-	6,000	-	-
Shinhan Greenway Corporate Investment FUND NO.1		-	-	5,000	-	-
One Shinhan Connect New Technology Investment Fund 2		-	-	-	2,452	-
Shinhan global flagship venture fund 1		-	-	5,200	-	-
SH BGT Private Special Asset Investment Trust No.2		-	-	8,140	-	-
Shinhan AIM Credit 4-B_Clover2		-	-	5,047	-	-
SH Venture Private Investment Trust No.6		-	-	4,000	-	-
Shinhan One Flagship Real Estate Development Fund 1		-	-	6,255	-	-
Shinhan hyper connect venture fund Ι		-	-	6,080	-	-
Shinhan hyper future’s venture fund 1		-	-	106	-	-
SH Special Situation Private Real Estate Feeder Investment Trust No.1		-	-	2,140	-	-
Shinhan CIS III Private Investment Trust No.1		-	-	17,807	-	-
		14,471	784	154,156	70,795	53
Associate
IGIS Private Real Estate Investment Trust 517-1		-	-	25,200	-	-

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

51. Related parties (continued)

(d) Significant fund transactions with related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

		2023
		Borrowing of funds		Investment in cash		Dividend paid
		Borrowing	Redemption	Investment	Collection
Associates of entities under common control
SBC PFV Co., Ltd	~~W~~	-	-	675	-	-
Midas Asset Global CRE Debt Private Fund No.6		-	-	-	1,471	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		-	-	1,747	-	-
SHINHAN-NEO Market-Frontier 2nd Fund		-	-	450	-	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		-	-	-	5,209	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		-	-	-	601	-
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		-	-	-	2,958	-
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		-	-	1	-	-
Shinhan AIM Private Real Estate Investment Trust No.1		-	-	7,672	-	-
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]		-	-	-	1,319	-
PCC Amberstone Private Equity Fund I		-	-	-	512	-
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	-	-	1,588	-
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		-	-	321	-	-
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.		-	-	4,984	-	-
Shinhan AIM Private Fund of Fund 9-B		-	-	4,981	155	-
		-	-	20,831	13,813	-
	~~W~~	14,471	784	200,187	84,608	162,310

(*1) Interest expense of ~~W~~ 26 million according to the lease contract with Shinhan Bank, a related party, was recognized for the year ended December 31, 2023.

(*2) Fund transactions related to consolidated structured entities of related parties are included.

(*3) Increase or decrease in non-controlling interests classified as liabilities related to consolidated structured entities are included.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

51. Related parties (continued)

(e) Unused capital commitments with related parties as of December 31, 2024 and 2023 are as follows:

Related Party			2024	2023
Entities under common control
Shinhan Bank Co., Ltd. (*)	~~W~~	6,458		6,339
Shinhan AIM Private Real Estate Investment Trust No.15		-		380
Shinhan AIM FoF Fund 4		268		3,096
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4		7,271		6,785
Shinhan AIM FoF Fund 6-A		30,802		32,076
Shinhan AIM Social Enterprise Investment Fund III		234		294
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3		-		1,000
SH Startup Venture Specialized Investment Private Equity Trust No.4		-		4,000
SH Green New Deal Energy Special Asset Private Investment Trust No.3		7,528		10,769
Shinhan AIM Private Real Estate Investment Trust No.22-A		7,271		27,066
Shinhan Global Green Energy Partnership Private Investment Trust No.1		-		8,768
SH Startup Venture Private Equity Trust No.5		4,000		8,000
Shinhan Greenway Corporate Investment FUND NO.1		880		2,080
Shinhan global flagship venture fund 1		10,400		15,600
SH BGT Private Special Asset Investment Trust No.2		12,871		13,628
SH Venture Private Investment Trust No.6		12,000		16,000
Shinhan One Flagship Real Estate Development Fund 1		5,745		13,745
Shinhan hyper connect venture fund Ι		22,720		29,920
Shinhan hyper future’s venture fund 1		211		775
SH Special Situation Private Real Estate Feeder Investment Trust No.1		3,796		7,860
Shinhan CIS III Private Investment Trust No.1		18,840		22,796
IMM Long-term Solution Private Equity Fund		-		1,019
		151,295		231,996
Associates
IGIS Private Real Estate Investment Trust 517-1		2,400		4,800

Associates of entities under common control
SHINHAN-NEO Market-Frontier 2nd Fund		-		450
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		3,880		3,880
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		182		182
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.		-		3,516
Shinhan AIM Private Fund of Fund 9-B		6,067		11,091
		10,129		19,119
	~~W~~	163,824		255,915

(*) It is an unused capital commitment related to consolidated structured entities of the related party.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

51. Related parties (continued)

(f) Unsettled commitments of derivatives with related parties as of December 31, 2024 and 2023 are as follows:

Related Party	Type of Derivatives		2024	2023
Entities under common control
Shinhan Bank Co., Ltd.	Currency swap	~~W~~	719,051	716,394
	Currency forward		649,437	790,976
	Interest rate forward		20,010	-
Shinhan Securities Co., Ltd.	Equity options		131,774	109,138
	Currency forward		164,346	38,256
	Interest rate forward		557,964	354,395
		~~W~~	2,242,582	2,009,159

(g) Details of bond transactions with a key related party for the years ended December 31, 2024 and 2023 are as follows:

Related Party		2024		2023
		Buy	Sell	Buy	Sell
Entities under common control
Shinhan Securities Co., Ltd.	~~W~~	862,553	524,845	759,745	305,425

(h) Details of acquisitions and disposal of assets with key related parties for the years ended December 31, 2024 and 2023 are as follows:

Related Party	Account		2024		2023
			Acquisition	Disposal	Acquisition	Disposal
Entities under common control
Shinhan Bank Co., Ltd.	Right-of-use assets	~~W~~	294	61	1,790	1,291
Shinhan DS	Equipment		148	-	102	-
	Development costs		981	-	1,708	-
	Software		510	-	2,500	-
	Other intangible assets		419	464	-	-
	Other property and equipment		139	-	-	-
		~~W~~	2,491	525	6,100	1,291

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won, except per share data)

51. Related parties (continued)

(i) Details of collateral transactions with related parties

i) The collateral provided by the Group to related parties as of December 31, 2024 and 2023 are as follows:

Provided to	Collateral assets		Collateral value(*)
			2024	2023
Entities under common control
Shinhan Bank Co., Ltd.	Government bonds, Deposits	~~W~~	116,962	8,118
Shinhan Securities Co., Ltd.	Bonds, Stocks and beneficiary certificates		22,155	47,724
		~~W~~	139,117	55,842

(*) Collateral value is equivalent to the carrying amount of the collateral assets.

ii) The collateral provided by a related party to the Group as of December 31, 2024 and 2023 are as follows:

Provided by	Collateral asset		Collateral value
			2024	2023
Entities under common control
Shinhan Bank Co., Ltd.	Securities	~~W~~	-	10,008
Shinhan Securities Co., Ltd.	Securities		12,501	-
Shinhan Card Co., Ltd.	Deposits		10	10
		~~W~~	12,511	10,018

(j) Details of key management personnel compensation for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Short-term employee benefits	~~W~~	1,219	1,134
Share-based payment transactions		848	706
Retirement benefits		40	37
	~~W~~	2,107	1,877

(k) As of December 31, 2024, the amounts of credit card allowance commitments provided by Shinhan Card Co., Ltd., and Shinhan Bank Co., Ltd., related parties, are ~~W~~ 8,999 million and ~~W~~ 94 million, respectively.

52. Earnings per share

Earnings per share for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Profit for the year	~~W~~	528,401	472,395
Less: Dividends to hybrid bonds		10,800	10,801
Net profit available for common shares	~~W~~	517,601	461,594
Weighted average number of common shares outstanding		115,654,859 shares	115,654,859 shares
Basic and diluted earnings per share in won (*)	~~W~~	4,475	3,991

(*) Because the Group does not have a potential diluted common shares and the stock options do not dilute, the diluted earnings per share equal to the basic earnings per share for the years ended December 31, 2024 and 2023.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

53. Statements of cash flows

(a) As of December 31, 2024 and 2023, transactions involving related parties were excluded, and the amount for that date represents transactions until exclusion from related parties.

		2024	2023
Interest income	~~W~~	(1,546,978)	(1,564,494)
Interest expense		78,726	147,595
Dividend income		(32,510)	(30,483)
Income taxes		193,040	167,158
Insurance revenue		(2,857,315)	(2,641,027)
Reinsurance revenue		(52,963)	(40,360)
Insurance finance income from insurance contracts issued		(397,712)	(364,541)
Insurance finance income from reinsurance contracts held		(24,101)	(19,095)
Insurance service expenses		2,025,806	1,757,529
Reinsurance service expenses		57,843	71,631
Insurance finance expenses from insurance contracts issued		2,103,212	2,500,731
Insurance finance expenses from reinsurance contracts held		24,045	19,959
Gains on financial assets at fair value through profit or loss		(657,125)	(820,501)
Losses on financial assets at fair value through profit or loss		630,274	352,776
Gains on disposal of securities at fair value through other comprehensive income		(79,735)	(54,256)
Losses on disposal of securities measured at fair value through other comprehensive income		96,475	55,895
Gains on disposal of securities at amortized cost		(22,284)	-
Losses on disposal of securities at amortized cost		565	-
Provisions for credit losses		6,230	16,172
Gains related to derivatives		(7,510)	48,811
Losses related to derivatives		585,180	70,209
Gain on foreign currency translation		(645,603)	(145,456)
Loss on foreign currency translation		162	14,527
Gain on foreign currency transaction		(19,242)	(2,563)
Loss on foreign currency transaction		-	13,090
Amortization of right-of-use assets		39,100	37,807
Depreciation		21,071	21,135
Amortization of intangible assets		76,343	71,754
Employee costs		11,400	8,526
Rental income		(36)	(30)
Losses on provisions		1,182	4,695
Other investment expense		1,798	34
Share of profit/(loss) from associates		894	302
Non-operating income		(578)	(857)
Non-operating expense		3,490	12,260
	~~W~~	(386,856)	(291,067)

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

53. Statements of cash flows (continued)

(b) Changes in assets and liabilities from operating activities for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Due from banks at amortized cost	~~W~~	(32,095)	25,226
Financial assets at fair value through profit or loss		(77,066)	1,006,404
Loans at amortized cost		808,329	581,073
Other financial assets		45,890	(1,501)
Other assets		(22,316)	(22,239)
Net defined benefit liabilities		(6,965)	(5,185)
Insurance contract liabilities		(1,184,594)	(1,594,883)
Reinsurance contract liabilities		(46,839)	(33,858)
Investment contract liabilities		(559,350)	(574,855)
Provisions		(5,063)	(14,364)
Derivative liabilities		(1,074)	(22,405)
Other financial liabilities		231,735	(69,288)
Other liabilities		22,087	18,429
	~~W~~	(827,321)	(707,446)

(c) Cash and cash equivalents reported in the accompanying consolidated statements of cash flows as of December 31,

2024 and 2023 are as follows:

		2024	2023
Cash and due from banks at amortized cost	~~W~~	1,695,328	1,838,006
Adjustments:
Available deposits whose expiration date exceeds 3 months from the acquisition date		(789,528)	(749,677)
Restricted deposit		(75,801)	(74,252)
	~~W~~	829,999	1,014,077

(d) The Group has prepared its statements of cash flows using the indirect method, and the significant non-cash activities for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Changes in gains(losses) on valuation of securities at fair value through other comprehensive income	~~W~~	994,881	2,855,074
Write-off of loans at amortized costs		10,664	6,630
Changes in policyholders' equity adjustment		664	591
Recognition of right-of-use assets and lease liabilities		30,745	22,763
Reclassification of payables to property, plant and equipment and intangible assets		71	5,080
Additional provision for restoration		1,177	1,413
Interests payable for hybrid bonds		1,497	1,497

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

53. Statements of cash flows (continued)

(e) Changes in liabilities resulting from financing activities for the years ended December 31, 2024 and 2023 are as follows:

		2024(*1)
		Debentures(*2)	Lease liability	Total
Beginning balance	~~W~~	317,165	101,294	418,459
Changes in cash flows		3,909	(38,980)	(35,071)
Amortization		156	2,937	3,093
Others		1,800	28,672	30,472
Ending balance	~~W~~	323,030	93,923	416,953

(*1) Changes of other financial liabilities are not included.

(*2) Changes of borrowings are included.

		2023(*1)
		Debentures(*2)	Lease liability	Total
Beginning balance	~~W~~	654,722	118,702	773,424
Changes in cash flows		(350,911)	(37,920)	(388,831)
Amortization		189	3,062	3,251
Others		13,165	17,450	30,615
Ending balance	~~W~~	317,165	101,294	418,459

(*1) Changes of other financial liabilities are not included.

(*2) Changes of borrowings are included.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

54. Investment in subsidiaries

(a) Summary of financial information of the subsidiaries

i) The summarized financial information of the controlling company and the Group’s subsidiaries that are consolidated as of December 31, 2024 and 2023 are as follows:

		2024(*1)			2023(*1)
Investees		Assets	Liabilities	Equity	Assets	Liabilities	Equity
Shinhan Life Insurance Co., Ltd. (separate)	~~W~~	59,617,796	52,555,228	7,062,568	58,508,315	50,061,766	8,446,549
Shinhan Financial Plus Co., Ltd.		273,230	182,938	90,292	238,700	146,610	92,090
Shinhan Life Insurance Vietnam Co., Ltd.		142,109	16,544	125,565	125,766	8,878	116,888
Shinhan LifeCare Co., Ltd.		50,411	1,983	48,428	51,253	1,556	49,697
Mirae Asset Maps Global Infra Private Special Asset Trust 2		4,934	4	4,930	11,274	9	11,265
Mirae Asset Maps US Frontier Private Real Estate Investment Trust 5-2(*2)		-	-	-	623	4	619
Shinhan AIM Credit Fund 3		177,990	187	177,803	148,411	164	148,247
Shinhan AIM Private fund of funds Trust 7-A		23,867	1,814	22,053	14,578	32	14,546
Shinhan AIM Private fund of funds Trust 6-B		67,852	6,505	61,347	43,377	574	42,803
Shinhan AIM Private fund of funds Trust 5		63,687	38	63,649	99,140	60	99,080
KB Global Private Real Estate Debt Fund 23		73,778	7,375	66,403	65,667	4	65,663
KB Global Private Real Estate Debt Fund 21		48,924	3,975	44,949	35,654	150	35,504
Shinhan KKR Global Program REC Private Investment Trust		89,148	10,489	78,659	93,782	228	93,554
Shinhan KKR Global Program PEF Private Investment Trust		75,519	7,327	68,192	36,811	13	36,798
Shinhan KKR Global Program PDF Private Investment Trust		186,185	14,996	171,189	104,012	12	104,000
Shinhan LCP X Private Investment Trust No.4(H)		33,207	2,919	30,288	19,864	6	19,858
	~~W~~	60,928,637	52,812,322	8,116,315	59,597,227	50,220,066	9,377,161

(*1) The summarized financial information is before elimination of intercompany transactions.

(*2) Excluded from consolidation due to liquidation during the year ended December 31, 2024.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

54. Investment in subsidiaries (continued)

(a) Summary of financial information of the subsidiaries (continued)

ii) The summarized income information of the controlling company and the Group’s subsidiaries that are consolidated for the years ended December 31, 2024 and 2023 are as follows:

		2024(*1)			2023(*1)
Investees		Operating profit (*2)	Net profit	Total comprehensive income	Operating profit (*2)	Net profit	Total comprehensive income
Shinhan Life Insurance Co., Ltd. (separate)	~~W~~	6,725,864	533,681	(1,057,839)	6,214,851	481,851	485,601
Shinhan Financial Plus Co., Ltd.		258,368	(1,773)	(1,798)	217,401	(6,466)	(6,679)
Shinhan Life Insurance Vietnam Co., Ltd.		18,591	(1,105)	6,129	21,590	(3,508)	(4,537)
Shinhan LifeCare Co., Ltd.		1,337	(1,198)	(1,262)	425	(4,785)	(4,711)
Mirae Asset Maps Global Infra Private Special Asset Trust 2		492	(2,291)	(2,291)	1,600	1,383	1,383
Mirae Asset Maps US Frontier Private Real Estate Investment Trust 5-2(*3)		63	16	16	135	(4,987)	(4,987)
Shinhan AIM Credit Fund 3		36,871	36,498	36,498	13,945	13,474	13,474
Shinhan AIM Private fund of funds Trust 7-A		4,466	1,944	1,944	774	204	204
Shinhan AIM Private fund of funds Trust 6-B		13,974	6,644	6,644	3,742	2,318	2,318
Shinhan AIM Private fund of funds Trust 5		12,943	12,742	12,711	11,806	11,514	11,478
KB Global Private Real Estate Debt Fund 23		16,171	6,672	6,665	7,358	6,840	6,837
KB Global Private Real Estate Debt Fund 21		8,333	2,840	2,840	4,077	1,542	1,542
Shinhan KKR Global Program REC Private Investment Trust		20,965	8,194	8,089	4,366	762	1,127
Shinhan KKR Global Program PEF Private Investment Trust		10,489	297	346	1,835	(2,625)	(2,553)
Shinhan KKR Global Program PDF Private Investment Trust		35,795	16,760	16,821	4,245	578	746
Shinhan LCP X Private Investment Trust No.4(H)		5,081	1,743	1,743	4,101	3,474	3,474
	~~W~~	7,169,803	621,664	(962,744)	6,512,251	501,569	504,717

(*1) The summarized financial information is before elimination of intercompany transactions.

(*2) Income from operations is the aggregate amount of insurance operating income and investment operating income on the statement of comprehensive income.

(*3) Excluded from consolidation due to liquidation during the year ended December 31, 2024.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

55. Interests in unconsolidated structured entities

(a)
The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, investment funds and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Beneficiary certificates refer to financial instruments that raise a small amount of funds from a large number of the public and distribute the amount according to the performance of profits obtained by investing the amount in stocks or bonds. The Group is involved in beneficiary certificates by investing its stake in various investment funds.

i) The size of unconsolidated structured entities as of December 31, 2024 and 2023 are as follows:

		2024	2023
Total assets :
Assets-backed securitization	~~W~~	116,216,980	129,704,026
Structured financing		67,977,476	66,019,436
Investment fund		120,249,437	96,667,291
	~~W~~	304,443,893	292,390,753

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

55. Interests in unconsolidated structured entities (continued)

(b) The nature of risks related to interests in unconsolidated structured entities

i) The carrying amount of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2024 and 2023 are as follows:

		2024
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets recognized in the consolidated financial statements:
Loans at amortized cost	~~W~~	-	2,037,835	-	2,037,835
Financial assets measured at fair value through profit or loss		122,745	211,100	5,628,486	5,962,331
Securities at fair value through other comprehensive income		3,364,817	2,504	-	3,367,321
Securities at amortized cost		100,000	-	-	100,000
Other assets		-	-	27,462	27,462
	~~W~~	3,587,562	2,251,439	5,655,948	11,494,949
		2023
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets recognized in the consolidated financial statements:
Loans at amortized cost	~~W~~	30,000	2,666,805	-	2,696,805
Financial assets measured at fair value through profit or loss		212,033	34,182	5,317,705	5,563,920
Securities at fair value through other comprehensive income		3,415,575	2,932	-	3,418,507
Securities at amortized cost		100,000	-	-	100,000
Other assets		-	-	26,072	26,072
	~~W~~	3,757,608	2,703,919	5,343,777	11,805,304

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

55. Interests in unconsolidated structured entities (continued)

(b) The nature of risks related to interests in unconsolidated structured entities (continued)

ii) The maximum risk exposure of the Group relating to its interests in unconsolidated structured entities as of December 31, 2024 and 2023 are as follows:

		2024
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	3,587,561	2,251,439	5,655,949	11,494,949
Unused credit provided		-	141,146	-	141,146
Capital commitments		-	124,513	1,249,566	1,374,079
	~~W~~	3,587,561	2,517,098	6,905,515	13,010,174

		2023
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	3,757,608	2,703,919	5,343,777	11,805,304
Unused credit provided		-	395,042	-	395,042
Capital commitments		-	-	1,385,077	1,385,077
	~~W~~	3,757,608	3,098,961	6,728,854	13,585,423

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

56. Segment information

(a) The Group is organized into two segments (financial and non-financial). The financial segment is engaged in insurance and asset management, and the non-financial segment is engaged in insurance agency and brokerage.

(b)
Information by segment for the years ended December 31, 2024 and 2023 are as follows:

		2024
		Financial	Non-financial	Consolidation adjustments (*)	Total
Operating revenue	~~W~~	6,910,098	259,705	(125,429)	7,044,374
Operating expenses		6,080,794	271,048	(32,550)	6,319,292
Operating profit		829,304	(11,343)	(92,879)	725,082
Non-operating income (expenses)		(2,951)	127	77	(2,747)
Share of profit/(loss) from associates		-	-	(893)	(893)
Profit before income taxes		826,353	(11,216)	(93,695)	721,442
Income tax expense		201,718	(8,245)	(432)	193,041
Profit for the year	~~W~~	624,635	(2,971)	(93,263)	528,401

(*) Consolidation adjustments include elimination of intercompany transactions and unrealized gains and losses, and the amount offsetting investment capital equivalent to investments in subsidiaries.

		2023
		Financial	Non-financial	Consolidation adjustments (*)	Total
Operating revenue	~~W~~	6,294,425	217,826	(60,536)	6,451,715
Operating expenses		5,597,252	219,919	(24,513)	5,792,658
Operating profit		697,173	(2,093)	(36,023)	659,057
Non-operating income (expenses)		(23,940)	(4,315)	9,053	(19,202)
Share of profit/(loss) from associates		-	-	(302)	(302)
Profit before income taxes		673,233	(6,408)	(27,272)	639,553
Income tax expense		160,413	4,843	1,902	167,158
Profit for the year	~~W~~	512,820	(11,251)	(29,174)	472,395

(*) Consolidation adjustments include elimination of intercompany transactions and unrealized gains and losses, and the amount offsetting investment capital equivalent to investments in subsidiaries.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

56. Segment information (continued)

(c)
Assets and liabilities by segment as of December 31, 2024 and 2023 are as follows:

		2024
		Financial	Non-financial	Consolidation adjustments (*)	Total
Assets:
Cash and cash equivalents	~~W~~	801,396	28,603	-	829,999
Due from banks		850,736	14,592	-	865,328
Securities		53,984,180	2,694	(792,233)	53,194,641
Investments in associates and joint ventures		274,581	-	(247,119)	27,462
Loans		2,809,454	-	-	2,809,454
Reinsurance contract assets		107,668	-	-	107,668
Other assets		1,776,981	277,752	(46,017)	2,008,716
	~~W~~	60,604,996	323,641	(1,085,369)	59,843,268
Liabilities:
Insurance contract liabilities		48,420,988	-	-	48,420,988
Reinsurance contract liabilities		98,058	-	-	98,058
Policyholders’ equity adjustment		(362)	-	-	(362)
Investment contract liabilities		1,332,468	-	-	1,332,468
Other liabilities		2,776,249	184,921	(10,020)	2,951,149
	~~W~~	52,627,401	184,921	(10,020)	52,802,301

(*) Consolidation adjustments include elimination of intercompany transactions and unrealized gains and losses, and the amount offsetting investment capital equivalent to investments in subsidiaries.

		2023
		Financial	Non-financial	Consolidation adjustments (*)	Total
Assets:
Cash and cash equivalents	~~W~~	962,188	51,889	-	1,014,077
Due from banks		792,699	31,230	-	823,929
Securities		51,825,942	2,586	(678,215)	51,150,313
Investments in associates and joint ventures		274,581	-	(248,625)	25,956
Loans		3,622,901	-	-	3,622,901
Reinsurance contract assets		62,815	-	-	62,815
Other assets		1,766,148	204,248	(29,042)	1,941,354
	~~W~~	59,307,274	289,953	(955,882)	58,641,345
Liabilities:
Insurance contract liabilities		45,533,987	-	-	45,533,987
Reinsurance contract liabilities		93,120	-	-	93,120
Policyholders’ equity adjustment		(1,025)	-	-	(1,025)
Investment contract liabilities		1,831,826	-	-	1,831,826
Other liabilities		2,613,992	148,166	(1,855)	2,760,303
	~~W~~	50,071,900	148,166	(1,855)	50,218,211

(*) Consolidation adjustments include elimination of intercompany transactions and unrealized gains and losses, and the amount offsetting investment capital equivalent to investments in subsidiaries.

SHINHAN LIFE INSURANCE CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the years ended December 31, 2024 and 2023

(In millions of Korean won)

56. Segment information (continued)

(d) As the Group mainly operates its business in the Republic of Korea, transactions mostly incur within the Republic of Korea, accordingly, information by geographical region is not calculated.

(e) There is no single retail customer who accounts for more than 10% of the Group’s operating income for the year ended December 31, 2024.